Exhibit 99.10

2022 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW Ontario ONTARIO’S PLAN TO BUILD A PROGRESS UPDATE THE HONOURABLE PETER BETHLENFALVY Minister of Finance Background Papers

For general inquiries regarding 2022 Ontario Economic Outlook and Fiscal Review — Ontario’s Plan to Build: A Progress Update, Background Papers please call:

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Ce document est disponible en français sous le titre :

Perspectives économiques et revue financière de l’Ontario 2022 – Le plan de l’Ontario pour bâtir : Progrès à ce jour – Documents d’information

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction

Together, we’ve come so far.

In just four years, we have made significant progress.

Together, we’ve taken a province that was losing thousands of manufacturing jobs and have positioned it to become an electric vehicle and battery manufacturing powerhouse.

These are investments that will deliver better jobs, bigger paycheques and more opportunity for Ontario workers and families.

Together, we’re unlocking the economic potential of critical minerals and the Ring of Fire, which will help deliver multigenerational opportunities to First Nation and Northern communities.

Together, we’ve seen thousands more train for rewarding careers in the skilled trades. That’s thousands of new carpenters, electricians, iron workers and mould makers.

Together, we’ve provided cost savings and support for Ontario businesses through actions such as lowering payroll costs, providing relief from electricity prices and taxes, and cutting red tape.

Together, we’ve embarked on one of the most ambitious infrastructure plans in the world with shovels in the ground to build new hospitals, schools, long-term care homes, and roads and highways.

We are delivering more public transit across this province, from the return of passenger rail service to Northeastern Ontario, to breaking ground on the historic Ontario Line.

Together, we’re expanding Ontario’s health workforce with more doctors, nurses and personal support workers.

We are well underway on delivering a historic expansion of long-term care beds across the province. We are also making record investments in our health care system.

We have already added over 3,500 new critical care, acute and post-acute hospital beds and over 11,700 health care workers, including nurses and personal support workers.

Together, we’re breaking down barriers for qualified international health care workers so they can work in our hospitals, long-term care homes and home care.

Minister’s Foreword and Introduction

And, we are continuing to explore ways to improve health care, guided by the principles of providing the right care in the right place, and ensuring better and faster access to treatment and supports, with the appropriate health care workforce to support the system.

Together, we’ve made so much progress. Every day, in every corner of our province, we are getting it done.

That’s why the 2022 Ontario Economic Outlook and Fiscal Review includes our first-ever Building Ontario Progress Report. This progress report provides the people of Ontario with a clear view of the many things our government has done to build our economy, support our workers and deliver the roads, highways and public transit they need.

This progress report is our promise to continue doing everything to be open and transparent with you about what we’ve done and what we will do.

Because together, we’re building Ontario.

The Right Plan in the Face of New Challenges

We have faced a challenge unlike any other that we have seen in our lifetimes.

The once-in-a-generation COVID-19 pandemic tested us as a people and as a province.

But by standing together and supporting one another, Ontario fared better than many other jurisdictions.

Today, as we move ahead with our plan to build Ontario, we are navigating new economic uncertainties.

We are in a time of rising inflation that is straining household budgets by driving up the price of everything from gas to groceries. In June 2022, consumer price inflation in Ontario nearly reached a

40-year high.

High inflation has prompted central banks in many countries to raise interest rates.

Here at home, rising interest rates, supply chain challenges and ongoing labour shortages are putting a strain on our economy, while a housing crisis that was decades in the making has priced many new Canadians and young families out of the market.

Ongoing geopolitical instability, driven by Russia’s criminal war against Ukraine has cost thousands of innocent lives and has increased economic instability in Europe.

Many here at home are worried about their finances and their future.

Minister’s Foreword and Introduction

Our government has always been open and transparent with the people of Ontario.

And we know that these are challenging times.

Under the leadership of Premier Ford, our government has a responsible, flexible plan to navigate Ontario through these uncertain times.

It’s the right plan that will help families, workers and small businesses overcome economic challenges.

We will continue to strive, to build, and to forge ahead with a focus on protecting Ontario’s economy and, most importantly, the people of this province.

Ontario’s Plan to Build

The 2022 Ontario Economic Outlook and Fiscal Review provides an update on the current state of Ontario’s economy, as well as our forecasts for the near term.

It also includes a new set of initiatives that advance Ontario’s Plan to Build.

It includes relief for small businesses so they can invest to grow.

It includes more measures to tackle labour shortages.

And it includes additional targeted measures to keep costs down for families and businesses.

Building Ontario’s Economy Together

As Ontario and the world navigate economic uncertainty, we must ensure the fundamentals of a resilient economy.

An attractive investment climate that helps create good jobs.

Low taxes and a competitive business environment.

A highly skilled workforce who are prepared for the jobs of today and tomorrow.

The ability to get goods and services to the market sooner with new roads, highways and other critical infrastructure.

Safe and strong communities with good schools, high-quality hospitals and long-term care homes as well as convenient transit options.

Ontario’s Plan to Build delivers on these fundamentals. But we have more work to do. We must look for additional ways to make Ontario the destination of choice for global investors.

v

Minister’s Foreword and Introduction

This is why we are refocusing our approach to cutting red tape to clear up supply chain delays so we can get goods and services to customers faster and help create more jobs.

Leveraging Ontario’s world-class electricity grid, our government is introducing legislation that would launch a voluntary clean energy credit registry, giving Ontario another tool to compete for global capital.

Building our economy also means building Ontario businesses by providing the tools they need to invest, expand and grow — particularly at a time of economic uncertainty.

There are nearly 484,000 small businesses across this province; employing one-third of Ontario workers. Small businesses provide essential goods and services to larger companies, consumers and to government.

This government understands that Main Street Ontario matters. This is why we are lowering small business costs and supporting business investment.

Our province, and our government, are building our economy together by making Ontario the best place to start or expand a business in Canada.

Working for Workers

Like other jurisdictions across North America, Ontario is facing a historic labour shortage, which not only impacts businesses, but our economy as well. Too few workers will result in slower growth, lower investment and, eventually, fewer jobs.

That’s why we’re continuing to make significant investments in skills training, while expanding worker supports so Ontario is the best place in the world to live, to work and to raise a family.

It is why we are building on the success of the Skills Development Fund, which has already helped over 393,000 people take the next step in their careers in in-demand industries, by investing an additional $40 million for the latest round.

Immigrants and newcomers to our province are essential for our economy and for our success. Our government continues to work with the federal government to significantly expand the number of skilled newcomers allowed to immigrate to Ontario as we remove barriers for immigrants who want to use their skills to help us build a stronger Ontario.

Our government also believes in helping all people of all abilities to use their individual skills and talents.

Minister’s Foreword and Introduction

We plan to raise the amount a person with a disability on the Ontario Disability Support Program (ODSP) can earn, from $200 to $1,000 per month, without impacting their income support benefits. This measure would encourage people on ODSP who want to increase their work hours to do so and promote more participation in the workforce.

Our government also recognizes that there are many ODSP recipients who cannot work, and that they need our continued support. This is why our government increased ODSP rates by five per cent and plans to adjust ODSP rates to inflation beginning in July 2023.

As we increase support for ODSP recipients, reforms are required to make sure that those who need it can get it.

Keeping Costs Down

Putting more money back into the pockets of workers and families has always been a top priority for Premier Ford, and for our government.

And with interest rates rising, many families are feeling even more pressure on their household budgets, especially at the pumps.

This is why our government is introducing legislation to extend the gas tax and fuel tax cuts by an additional 12 months.

At this time of uncertainty, now is not the time to be increasing costs on Ontario families.

We know that these are challenging times for many, but the most vulnerable are the ones that feel the impact of rising prices first.

At a time when food costs are rising, communities across the province are stepping up to support those in need. And so are we.

This is why we are helping to keep costs down for about 200,000 of Ontario’s lowest income seniors by proposing to double the Guaranteed Annual Income System payment for 12 months starting in January 2023.

Minister’s Foreword and Introduction

Respecting Taxpayer Dollars, Today and in the Future

Despite enhancing our plan to build, we are managing our debt burden. Debt is an important tool for government. Through our capital plan we use debt to finance critical infrastructure projects, from highways to hospitals.

However, persistent deficits have built up debt over time, with the interest payments costing taxpayers billions of dollars every year.

That money should be going to support the critical programs and services the people of Ontario depend on.

This is why eliminating Ontario’s deficit, while delivering on Ontario’s Plan to Build, is a critical part of our government’s long-term vision for the province.

In September, we announced that the deficit for the 2021–22 fiscal year had been eliminated, putting Ontario in a surplus for the first time since 2008.

While we expect to return to deficit for 2022–23, we know that we can eliminate Ontario’s structural deficit with a responsible fiscal plan, that is flexible enough to respond to uncertainty and risk.

Faced with the prospect of challenging economic times ahead, we need to be ready for anything.

And we are prepared to support people and business, no matter what the future may bring.

We will continue to invest to create jobs, to build infrastructure, and to strengthen our health care system while laying a sound fiscal foundation for the next generation.

So our children and grandchildren have the freedom to invest in themselves, and in the future.

Minister’s Foreword and Introduction

Together, Let’s Build Ontario

The spirit, resilience and optimism of the people of Ontario has always been an inspiration to me.

The economic road ahead will not be easy. But there is nothing that we cannot do together. No challenge that we cannot meet. No obstacle we cannot overcome.

Whatever the economic uncertainty may bring, our government has a plan.

We will rebuild the economy and bring good-paying manufacturing jobs back to Ontario.

We will get shovels in the ground to build highways, hospitals, transit and other key projects that will boost our economy and improve our day-to-day lives.

We will work for Ontario workers by investing in skills training and helping recent immigrants and newcomers put their skills and talent to use.

Under the leadership of Premier Ford, this government will put more money back into the pockets of the people.

Together, let’s get it done. Let’s Build Ontario.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

Minister’s Foreword and Introduction

x

Contents

Contents

Minister’s Foreword and Introduction

Minister’s Foreword and Introduction	iii

The Right Plan in the Face of New Challenges	iv

Ontario’s Plan to Build	v

Building Ontario’s Economy Together	v

Working for Workers	vi

Keeping Costs Down	vii

Respecting Taxpayer Dollars, Today and in the Future	viii

Together, Let’s Build Ontario	ix

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	4

Ontario’s Economic Outlook — A Plan to Build in Uncertain Times	5

Revisions to Outlook Since the 2022 Budget	5

A Strong Foundation for the Next Generation	7

Ontario’s Fiscal Plan	8

Revenue Outlook Over the Medium Term	9

Program Expense Outlook Over the Medium Term	9

Other Fiscal Planning Assumptions	9

Economic and Fiscal Outlook Scenarios	10

Borrowing and Debt Management	12

A Capital Plan for a Stronger Ontario	15

Contents

Chapter 1: Ontario’s Plan to Build: A Progress Update

Section A: Building Ontario Progress Report

Introduction	21

Building Ontario’s Economy — Progress Report	21

Building Ontario’s Economy	23

Attracting Investment, Opportunity and Jobs	29

Building Ontario’s Workforce — Progress Report	31

Preparing Students for the Jobs of the Future	32

Building a Skilled Workforce	34

Supports for Workers	36

Building Ontario’s Health Care Workforce	37

Building Infrastructure — Progress Report	39

Building Ontario	41

Fighting Gridlock	41

Building Community Infrastructure	50

Connecting Ontario Through Broadband	55

Keeping Costs Down — Progress Report	57

Cutting the Cost of Driving	58

Making It Easier and More Affordable to Take Transit	59

Helping Those Who Need It Most	60

Contents

Section B: Enhancing Ontario’s Plan to Build

Building Ontario’s Economy	63

Introduction	63

Creating Opportunities by Cutting Red Tape	63

Creating a Clean Energy Credit Registry	64

Supporting Main Street Ontario	64

Modernizing Capital Markets	67

Working for Workers	68

Introduction	68

Launching Skilled Trades Ontario	68

Encouraging More Students to Enter the Trades	69

Improving Assistance for People on the Ontario Disability Support Program	70

Enhancing the Skills Development Fund to Address Challenges to Hiring, Training or Retraining Workers	71

Implementing a Target Benefit Pension Plan Framework	72

Keeping Costs Down	73

Introduction	73

Keeping Transportation Costs Down	73

Helping Those Who Need It Most	74

Contents

Chapter 2: Economic Performance and Outlook

Introduction	77

Revisions to the Outlook Since the 2022 Budget	78

Recent Economic Performance	79

Consumer Price Inflation	81

Economic Outlook	82

Global Economic Environment	84

Details of Ontario’s Economic Outlook	87

Employment	88

Household Incomes and Consumption	89

Consumer Price Inflation	89

Housing	91

Risks to the Outlook	92

Economic Outlook Scenarios	93

Chapter 3: A Strong Foundation for the Next Generation:
Ontario’s Fiscal Plan and Outlook

Introduction — Ontario’s Plan to Eliminate Deficits and Invest in the Future	97

Key Changes in 2022–23 Since the 2022 Budget	99

Revenue	100

Expense	102

Prudence and COVID-19 Time-Limited Funding in 2022–23	104

Medium-Term Fiscal Plan	105

Medium-Term Revenue Outlook	105

Economic and Fiscal Outlook Scenarios	107

Medium-Term Expense Outlook	109

Prudence Built Into the Medium-Term Outlook	112

Transparency and Risks	113

Details of Ontario’s Finances	115

Contents

Chapter 4: Borrowing and Debt Management

Introduction	127

Borrowing Program	128

Green Bond Program	132

Cost of Debt	134

Term of Debt	137

Ensuring Adequate Liquidity Levels	138

Progress on the Debt Burden Reduction Strategy	139

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	147

Implementing 2022 Budget Tax Measures	147

Supporting Small Business Growth	147

Allowing Immediate Expensing to Encourage Business Investment	148

Modernizing Ontario’s Cultural Media Tax Credits	149

Extending Film and Television Tax Credits to Online-Only Productions	149

Expanding Support for Location Fees	149

Extending the Temporary Gas Tax and Fuel Tax Cuts	150

Increasing the Non-Resident Speculation Tax Rate	150

Addressing Unregulated Tobacco	151

Summary of Tax Measures	152

Consultations on Ontario’s Plan to Build	153

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		5

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
2022 Budget Compared to the 2022 Ontario Economic Outlook and Fiscal Review		6

Ontario’s Medium-Term Fiscal Plan — Details		8

Ontario Real GDP Growth Scenarios		10

Ontario Nominal GDP Growth Scenarios		10

2022–23 Borrowing Program and Medium-Term Outlook		12

Infrastructure Expenditures		18

Chapter 1: Ontario’s Plan to Build: A Progress Update

Table 1.1	Recently Completed Highway Projects	43

Table 1.2	Long-Term Care Projects Highlights	53

Table 1.3	Examples of School Projects Underway	54

Table 1.4	Examples of Recently Approved and Completed Projects Under the Investing in Canada Infrastructure Program	55

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	77

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
	2022 Budget Compared to the 2022 Ontario Economic Outlook and Fiscal Review	78

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	82

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	83

Table 2.5	External Factors	86

Table 2.6	Ontario’s Economic Outlook	87

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	92

Table 2.8	Ontario Real GDP Growth Scenarios	93

Table 2.9	Ontario Nominal GDP Growth Scenarios	93

Contents

Chapter 3: A Strong Foundation for the Next Generation:
	Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	98

Table 3.2	2022–23 In-Year Fiscal Performance	99

Table 3.3	Key Changes to 2022–23 Revenue Projections	100

Table 3.4	Key Changes to 2022–23 Total Expense Projections	102

Table 3.5	Summary of Medium-Term Revenue Outlook	105

Table 3.6	Ontario’s Taxation Revenue Scenarios	107

Table 3.7	Summary of Medium-Term Expense Outlook	109

Table 3.8	Revenue	115

Table 3.9	Total Expense	117

Table 3.10	Infrastructure Expenditures	121

Table 3.11	10-Year Review of Selected Financial and Economic Statistics	122

Chapter 4: Borrowing and Debt Management

Table 4.1	2022–23 Borrowing Program and Medium-Term Outlook	128

Table 4.2	Progress on Relevant Debt Sustainability Measures	139

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Tax Measures	152

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Ontario Fiscal Outlook Scenarios		11

Net Debt-to GDP		13

Borrowing Outlook Scenarios for Long-Term Borrowing		14

Chapter 1: Ontario’s Plan to Build: A Progress Update

Chart 1.1	Supporting Ontario Businesses	30

Chart 1.2	Building Transit in the Greater Golden Horseshoe	48

Chart 1.3	Annual Ontario Tax Savings from Extending the Proposed Small Business Limit Phase-Out	65

Chapter 2: Economic Performance and Outlook

Chart 2.1	Quarterly Real GDP Growth in 2022	79

Chart 2.2	Ontario’s Unemployment Rate Remains Low	80

Chart 2.3	Consumer Price Inflation Elevated Across Jurisdictions	81

Chart 2.4	Revised GDP Growth Projections for 2022	84

Chart 2.5	10-Year Canadian Bond Rate Projections	85

Chart 2.6	Job Increases Projected to Moderate After Record Gains	88

Chart 2.7	Inflation Expected to Moderate but Uncertainty Persists	90

Chart 2.8	Ontario Home Resale Market	91

Chart 2.9	Range of Ontario GDP Scenario Forecasts	94

Contents

Chapter 3: A Strong Foundation for the Next Generation:
	Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Deficit Outlook Compared to 2022 Budget	97

Chart 3.2	Ontario Fiscal Outlook Scenarios	108

Chart 3.3	Program Expense Growth Excluding COVID-19 Time-Limited Funding	110

Chart 3.4	Composition of Revenue, 2022–23	120

Chart 3.5	Composition of Total Expense, 2022–23	120

Chapter 4: Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	129

Chart 4.2	2022–23 Borrowing	130

Chart 4.3	Domestic and International Borrowing	131

Chart 4.4	Green Bond Allocation by Framework Category	132

Chart 4.5	Ontario’s Green Bond Issues	133

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	134

Chart 4.7	Comparison of Average Annual Ontario Borrowing Rates	135

Chart 4.8	Comparison of Interest on Debt Expense Forecast	136

Chart 4.9	Weighted-Average Term of Borrowings	137

Chart 4.10	Average Unrestricted Liquid Reserve Levels	138

Chart 4.11	Net Debt-to-GDP	140

Chart 4.12	Net Debt-to-Revenue	141

Chart 4.13	Interest on Debt-to-Revenue	142

Chart 4.14	Debt Maturities-to-Net Debt	143

Contents

ONTARIO’S ECONOMIC AND FISCAL OUTLOOK IN BRIEF

Ontario’s Economic and Fiscal Outlook in Brief

Regular Financial Updates Reflect the Government’s Commitment to Transparency and Accountability

Consistent with the requirements of the Fiscal Sustainability, Transparency and Accountability Act, 2019, this first section of the 2022 Ontario Economic Outlook and Fiscal Review provides a clear and transparent description of the financial state of the province. The 2022 Ontario Economic Outlook and Fiscal Review, along with other quarterly financial updates, highlight the government’s commitment to provide regular updates on Ontario’s finances.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Amid an elevated degree of economic uncertainty due to global geopolitical conflict, historically high inflation, rising interest rates and ongoing supply chain challenges, Ontario’s economy has proven resilient. This has allowed the government to reduce its deficits and borrowing requirements to finance Ontario’s Plan to Build, even in the face of economic uncertainty.

For 2022–23, the government is projecting a deficit of $12.9 billion, nearly $7 billion lower than the outlook published in the 2022 Budget. The government is ready to respond to uncertainty and risk and is prepared to support people and businesses while maintaining a responsible plan to eliminate Ontario’s structural deficit.

Over the medium term, the government is forecasting deficits of $8.1 billion in 2023–24 and

$0.7 billion in 2024–25, an improvement of $4.3 billion and $6.9 billion, respectively, relative to the outlook presented in the 2022 Budget. Over the three-year outlook period between 2022–23 and 2024–25, the government is projecting a cumulative $18.1 billion improvement in the deficit outlook and a cumulative $26.1 billion reduction in borrowing needs since the 2022 Budget.

The government is committed to managing public finances in a responsible, transparent and accountable manner, especially in the face of economic uncertainty.

Ontario’s 2022–23 net debt-to-gross domestic product (GDP) ratio is now forecast to be 38.4 per cent, 3.0 percentage points lower than the 41.4 per cent projected in the 2022 Budget, and 0.8 percentage points lower than in 2021–22.

As with any forecast, there are numerous risks that are taken into consideration when determining Ontario’s fiscal framework. The 2022 Ontario Economic Outlook and Fiscal Review is being released when global economic conditions remain uncertain, driven by a variety of factors beyond the government’s control. As a result, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years to provide more transparency about how alternative economic scenarios could impact Ontario’s finances.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook — A Plan to Build in Uncertain Times

Ontario’s real GDP is projected to rise 2.6 per cent in 2022, 0.5 per cent in 2023, 1.6 per cent in 2024 and 2.1 per cent in 2025. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2021	2022p	2023p	2024p	2025p

Real GDP Growth	4.3	2.6	0.5	1.6	2.1

Nominal GDP Growth	11.9	9.2	3.5	3.8	4.1

Employment Growth	4.9	4.4	0.5	1.3	1.5

CPI Inflation	3.5	6.9	3.4	2.3	2.0

 p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.

 Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to Outlook Since the 2022 Budget

The outlook over the 2022 to 2025 period has been revised compared to the projections in the 2022 Budget. Key changes since the 2022 Budget include:

•	Faster growth in nominal GDP in 2022 and slower growth in 2023 and 2024;

•	Slower growth in real GDP from 2022 to 2024;

•	Higher job creation in 2022, but lower job growth in 2023 and 2024;

•	Higher Consumer Price Index (CPI) inflation from 2022 to 2024; and

•	Weaker housing resales in 2022 and 2023.

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2022 Budget Compared to the 2022 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2022p		2023p		2024p		2025p

	2022 Budget	2022 FES	2022 Budget	2022 FES	2022 Budget	2022 FES	2022 Budget	2022 FES

Real Gross Domestic Product	3.7	2.6	3.1	0.5	2.0	1.6	1.9	2.1

Nominal Gross Domestic Product	6.7	9.2	5.1	3.5	4.2	3.8	4.1	4.1

Compensation of Employees	5.6	8.9	4.6	5.1	4.6	5.4	4.1	4.6

Net Operating Surplus — Corporations	4.6	4.8	5.8	1.0	1.6	1.1	4.2	2.7

Nominal Household Consumption	8.8	11.5	6.3	4.9	4.7	4.6	4.6	4.3

Other Economic Indicators

Employment	3.9	4.4	2.0	0.5	1.7	1.3	1.2	1.5

Job Creation (000s)	287	324	153	38	133	100	95	117

Unemployment Rate (Per Cent)	6.1	5.7	5.7	6.3	5.6	6.3	5.5	6.1

Consumer Price Index	4.7	6.9	2.5	3.4	2.1	2.3	2.1	2.0

Housing Starts (000s)	86.9	86.6	84.0	76.9	87.3	77.8	87.8	85.1

Home Resales	(11.3)	(31.7)	1.5	(14.0)	1.2	16.5	1.2	1.2

Home Resale Prices	9.3	5.4	2.6	(8.1)	4.0	1.2	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	3.7	1.6	2.6	0.2	2.1	1.5	2.0	2.1

WTI Crude Oil ($US per Barrel)	82	97	75	90	67	83	68	79

Canadian Dollar (Cents US)	79.5	77.5	79.5	77.2	79.2	78.1	80.0	79.4

Three-Month Treasury Bill Rate[1]	0.9	2.1	1.7	3.7	2.0	2.8	2.1	2.5

10-Year Government Bond Rate[1]	2.0	2.9	2.5	3.2	2.8	3.2	2.9	3.2
p	= Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.
[1]	Government of Canada interest rates (per cent).

 Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of

 Economic Analysis; Blue Chip Economic Indicators (October 2022); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

A Strong Foundation for the Next Generation

The government is providing the people of Ontario with a transparent look into the province’s finances and how it intends to enhance its plan to build Ontario while redoubling its efforts to bring Ontario’s finances back to balance.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•

Transparent: The government continues to demonstrate its commitment to transparency through the release of regular fiscal updates. For the fifth year in a row, the Auditor General of Ontario has provided a clean audit opinion on the government’s consolidated financial statements.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that is driven by economic growth, while investing in key public services and capital projects that will help improve economic productivity and create jobs.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure it has the necessary fiscal flexibility to respond to changing circumstances.

•

Equitable: The government’s plan strengthens critical public services, such as highways, transit, hospitals and key infrastructure, for the people of today and ensures they are maintained for the benefit of future generations.

•

Sustainable: The government is committed to employing a flexible approach to respond to the ongoing economic uncertainty while balancing these needs with the long-term sustainability of Ontario’s finances, including the government’s debt burden.

While the Public Accounts of Ontario 2021–2022 reported a $2.1 billion surplus for Ontario, this surplus is not indicative of deficit projections going forward, as the Public Accounts do not consider forward-looking factors such as the impact of changes in the economic outlook or planned future spending decisions. The government is committed to eliminating the province’s structural deficit and is redoubling its efforts to bring Ontario’s finances back to balance. In light of ongoing economic uncertainty, the government will preserve the flexibility necessary to respond to unforeseen events and global economic risks while implementing its long-term plan to invest in the future of Ontario.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2022–23, the government is projecting a deficit of $12.9 billion, $6.9 billion lower than the deficit forecast at the time of the 2022 Budget. Over the medium term, the government is forecasting deficits of $8.1 billion in 2023–24 and $0.7 billion in 2024–25, an improvement of $4.3 billion and $6.9 billion, respectively, relative to the outlook presented in the 2022 Budget.

Ontario’s Medium-Term Fiscal Plan — Details

($ Billions)

		Current
	Actual	Outlook	Medium-Term Outlook
	2021–22	2022–23	2023–24	2024–25
Revenue
Personal Income Tax	46.8	50.3	53.0	56.3
Sales Tax	30.4	32.4	33.4	35.0
Corporations Tax	25.2	22.7	22.9	24.0
Ontario Health Premium	4.4	4.7	4.9	5.1
Education Property Tax	5.7	5.7	5.6	5.6
All Other Taxes	19.2	17.6	17.6	19.9
Total Taxation Revenue	131.7	133.4	137.6	145.9
Government of Canada	30.6	31.0	32.0	33.7
Income from Government Business Enterprises	6.4	6.3	6.7	7.4
Other Non-Tax Revenue	16.3	16.1	16.6	17.0
Total Revenue	185.1	186.8	192.9	204.1

Base Programs[1]
Health Sector	69.6	75.2	77.8	78.3
Education Sector[2]	28.8	32.4	34.2	35.1
Postsecondary Education Sector	10.5	10.8	11.2	11.4
Children’s and Social Services Sector	16.8	18.5	19.0	19.4
Justice Sector	4.7	5.3	5.1	5.1
Other Programs	29.2	35.5	37.6	38.9
Total Base Programs	159.6	177.7	185.0	188.3
COVID-19 Time-Limited Funding	10.9	7.5	–	–
Total Programs	170.5	185.2	185.0	188.3
Interest on Debt	12.6	13.6	14.5	14.9
Total Expense	183.0	198.8	199.5	203.2
Surplus/(Deficit) Before Reserve	2.1	(11.9)	(6.6)	0.8
Reserve	–	1.0	1.5	1.5
Surplus/(Deficit)	2.1	(12.9)	(8.1)	(0.7)
Net Debt as a Per Cent of GDP	39.2%	38.4%	38.7%	38.3%
Net Debt as a Per Cent of Revenue	205.6%	218.0%	220.1%	213.8%

Interest on Debt as Per Cent of Revenue	6.8%	7.3%	7.5%	7.3%
[1]

In the 2022 Budget, the government made available COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

 Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 30, 2022.  Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Key inputs included in the revenue forecast are:

•	A prudent economic outlook based on private-sector forecasts;

•	Existing federal–provincial agreements and funding formulas; and

•	The business plans of government ministries, business enterprises and service organizations.

Details of the revenue outlook are outlined later in this document. See Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook for more details.

Program Expense Outlook Over the Medium Term

The government is building a strong fiscal foundation while continuing to invest in critical public services. In 2022–23, base program expense is projected to increase by $18.1 billion compared to 2021–22, with an increase of $5.6 billion for health and $3.6 billion for education.

Between 2022–23 and 2024–25, base program expense is projected to increase every year, growing at an average annual rate of 2.9 per cent as the government continues to invest in critical programs in health care, education, social services and skills training. COVID-19 Time-Limited Funding is projected to be phased out by 2023–24, from $7.5 billion in 2022–23. The government also maintains significant contingencies within its program expense outlook to manage unforeseen risks.

Ontario continues to maintain a flexible plan in the face of ongoing economic uncertainty and risks, while ensuring that supports are in place for people and businesses.

See Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Other Fiscal Planning Assumptions

The reserve is set at $1.0 billion in 2022–23 and $1.5 billion each year over the medium term, 2023–24 and 2024–25.

Net debt-to-GDP for 2022–23 is projected to be 38.4 per cent, 3.0 percentage points lower than the 41.4 per cent forecast in the 2022 Budget and 0.8 percentage points lower than in 2021–22. Over the medium term, the net debt-to-GDP ratio is forecast to be 38.7 per cent in 2023–24 and 38.3 per cent in 2024–25.

Ontario’s Economic and Fiscal Outlook in Brief

Economic and Fiscal Outlook Scenarios

While the government’s planning assumptions for economic growth are reasonable and prudent based on available private-sector forecasts, the current economic uncertainty and a broad range of risks could result in economic growth being relatively stronger or weaker. See Chapter 2: Economic Performance and Outlook, for more details.

In order to illustrate the high degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they represent possible outcomes.

Ontario Real GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p

Faster Growth Scenario	3.5	2.1	1.9	2.4

Planning Projection	2.6	0.5	1.6	2.1

Slower Growth Scenario	2.5	(0.9)	1.5	2.0

 p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

 Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p

Faster Growth Scenario	10.4	5.9	4.3	4.6

Planning Projection	9.2	3.5	3.8	4.1

Slower Growth Scenario	8.8	1.3	3.5	3.8

 p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

 Source: Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the deficit outlook may improve to $10.4 billion in 2022–23, $0.9 billion in 2023–24 and reach a surplus of $9.2 billion in 2024–25. However, under the Slower Growth scenario, the deficit outlook may deteriorate to $14.6 billion in 2022–23, $13.9 billion in 2023–24, and $8.5 billion in 2024–25. These economic challenges underscore the need for a responsible and flexible fiscal plan to respond to uncertainty and risk. See Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook, Economic and Fiscal Outlook Scenarios section for more information.

Ontario Fiscal Outlook Scenarios

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s long-term public borrowing for 2022–23 is now forecast to be $32.2 billion, $9.3 billion less than the 2022 Budget forecast. This is primarily due to the stronger financial results reported in the Public Accounts of Ontario 2021–2022, lower than forecast deficit for 2022–23, and pre-borrowing for 2023–24. As of October 14, 2022, Ontario had completed $18.6 billion, or 58 per cent of its 2022–23 total long-term public borrowing program. Ontario’s borrowing program is also driven by a historic capital plan. See the section titled A Capital Plan for a Stronger Ontario, for more details.

2022–23 Borrowing Program and Medium-Term Outlook

($ Billions)

	2022	In-Year	Current Outlook	Medium-Term Outlook
	Budget	Change	2022–23	2023–24	2024–25

Deficit/(Surplus)	19.9	(6.9)	12.9	8.1	0.7

Investment in Capital Assets	13.4	–	13.4	13.6	15.0

Non-Cash and Cash Timing Adjustments	(9.7)	(8.0)	(17.7)	(9.6)	(10.5)

Loans to Infrastructure Ontario	(0.1)	(0.1)	(0.2)	0.1	0.1

Other Net Loans/Investments	0.7	(0.3)	0.4	0.0	(0.8)

Debt Maturities/Redemptions	30.5	0.0	30.6	31.2	27.8

Total Funding Requirement	54.7	(15.3)	39.5	43.4	32.3

Decrease/(Increase) in Short-Term Borrowing	3.0	3.0	–	(2.0)	–

Increase/(Decrease) in Cash and Cash Equivalents	–	–	–	–	–

Pre-borrowing in 2021–22 for 2022–23	(10.3)	–	(10.3)	–	–

Pre-borrowing for 2023–24	–	3.0	3.0	(3.0)	–

Total Long-Term Public Borrowing	41.5	(9.3)	32.2	38.4	32.3

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

Ontario is forecast to pay $13.6 billion in interest costs in 2022–23, up from the 2022 Budget forecast of $13.5 billion as a result of higher than projected interest rates.

Interest on debt in 2023–24 and 2024–25 is forecast to be $14.5 billion and $14.9 billion, respectively, higher than the forecast in the 2022 Budget by $0.2 billion in 2023–24 and $0.1 billion in 2024–25.

Ontario’s overall borrowing needs have been reduced by $26.1 billion over the three-year outlook period compared to the 2022 Budget forecast. Had the borrowing program stayed the same as in the 2022 Budget forecast, given higher interest rates forecast today, interest on debt would have been $0.2 billion higher in 2022–23, $0.7 billion higher in 2023–24 and $1.0 billion higher in 2024–25.

Ontario’s Economic and Fiscal Outlook in Brief

A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs by around $650 million in the first full year, if the size of the borrowing program remains unchanged from the current projection.

The net debt-to-GDP ratio in 2022–23 is now projected to be 38.4 per cent, or 3.0 percentage points lower than the 41.4 per cent forecast in the 2022 Budget and 0.8 percentage points lower than in 2021–22. This was due to lower than previously projected deficits and higher nominal GDP growth. Over the medium-term outlook, the net debt-to-GDP ratio is projected to remain lower than the forecasts contained in the 2022 Budget. This reflects the government’s responsible approach to fiscal policy.

Net Debt-to-GDP

Ontario’s Economic and Fiscal Outlook in Brief

As described earlier in the Economic and Fiscal Outlook Scenarios section, in the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change as a result. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $15.3 billion over the same period.

Borrowing Outlook Scenarios for Long-Term Borrowing

Ontario’s Economic and Fiscal Outlook in Brief

A Capital Plan for a Stronger Ontario

The government’s capital plan is one of the most ambitious in the province’s history, with planned investments over the next 10 years totalling $159.3 billion, including $20.0 billion in 2022–23. This plan is getting shovels in the ground to build highways, hospitals and other critical assets, laying the foundation for a stronger and more productive Ontario.

Key highlights in the capital plan include:

Highways

$25.1 billion over 10 years to support the planning and/or construction of highway expansion and rehabilitation projects across the province, including projects such as:

•

Highway 413, a new 400-series highway and transit corridor across Halton, Peel and York regions to support the movement of goods and save drivers up to 30 minutes on their commute, as well as bring relief to the most congested corridor in North America;

•

The Bradford Bypass, a new four-lane freeway connecting Highway 400 and Highway 404 in Simcoe County and York Region that is expected to ease gridlock on Highway 400 and local roads, and save commuters up to 35 minutes per trip as well as enhance the movement of goods and people along strategic trade corridors;

•

The QEW Garden City Skyway rehabilitation project, which will include a new twin bridge over the Welland Canal connecting St. Catharines to Niagara-on-the-Lake. This work will keep traffic moving on this strategic trade and economic corridor that links international border crossings with the Greater Golden Horseshoe;

•

Early works such as bridge replacements in Oshawa and Port Hope, as the first step to enable future widening of Highway 401 to relieve congestion starting at Brock Road in Pickering and through Eastern Ontario;

•

Continuing the next phase of construction for the new Highway 7 between Kitchener and Guelph, which will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph;

•

Widening of Highway 17 from Arnprior to Renfrew to four lanes, which will increase capacity as well as enhance road safety for travellers by separating opposing traffic and providing additional passing opportunities; and

•

The Timmins Connecting Link to reconstruct an approximate 21.4-kilometre stretch of Highway 101, which is used by 25,000 vehicles per day and will improve the movement of people and goods in Northern Ontario.

Ontario’s Economic and Fiscal Outlook in Brief

Transit

$61.6 billion over 10 years for public transit, including:

•

Breaking ground on the Ontario Line, which will provide rapid transit between Exhibition/Ontario Place and the Ontario Science Centre, connecting more than 40 other transit routes, including GO train lines, existing Toronto Transit Commission (TTC) subway and streetcar lines, and the Eglinton Crosstown Light Rail Transit line;

•	The Bowmanville GO Rail Extension, which will expand GO Transit rail services from Oshawa into Bowmanville on the Lakeshore East corridor and help reduce gridlock;

•

Planning and design work for a future connection of the Eglinton Crosstown West Extension to Toronto Pearson International Airport, to establish connectivity of the line to the airport and one of Ontario’s largest economic and employment zones;

•

Advancing planning work for the Sheppard Subway Extension that will connect the existing terminus at Don Mills Station (TTC’s Line 4) with the future Scarborough Subway Extension, delivering smarter, better and faster transit; and

•

Transforming the GO Transit network into a modern, reliable and fully integrated rapid transit network, including electrifying core segments of the network. GO Expansion will bring two-way, all-day GO train service across key parts of the network, reduce emissions, and cut down commute times across the province by steadily increasing service with faster trains, more stations and seamless connections.

Health

More than $40 billion over the next 10 years in hospital infrastructure. These investments will build new health care facilities and renew existing hospitals and community health centres. This includes supporting more than 50 major hospital projects that would add 3,000 new beds over 10 years. Significant investments are being made to support major hospital projects including:

•

Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial in Brampton, in partnership with the William Osler Health System. This will allow development of an emergency department and meet the evolving needs of one of Ontario’s fastest growing communities;

•

Support for the redevelopment of the existing hospital and regional trauma centre on a new site for the Ottawa Hospital –Civic Campus to expand access to programs and services as well as meet bed capacity needs;

•	Support for a new state-of-the-art acute care hospital in Windsor and Essex County to replace aging infrastructure, add more hospital beds and expand services in the region;

•	Funding for the redevelopment of acute care hospitals in Huntsville and Bracebridge to improve community services and access to diagnostic imaging;

Ontario’s Economic and Fiscal Outlook in Brief

•	Funding for the planning of the Grand River Hospital and St. Mary’s General Hospital Joint Redevelopment Project to modernize and expand hospital services in the Kitchener-Waterloo region;

•	Support to expand the cardiovascular surgery program at Thunder Bay Regional Health Sciences Centre to address surgical wait times and improve access to lifesaving care;

•

Funding to support the single largest hospital infrastructure investment through the Trillium Health Partners –Broader Redevelopment project to build a new, state-of-the-art Mississauga Hospital and expand the Queensway Health Centre;

•

Continued support for the construction of a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building, and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services;

•	Support for the Stevenson Memorial Hospital redevelopment to modernize facilities, support service delivery and respond to future population growth in Simcoe County;

•

Funding for the modernization of the new diagnostic imaging, laboratory and emergency departments at the Wallaceburg Sydenham Hospital, part of the Chatham-Kent Health Alliance, to modernize service delivery; and

•

Expansion of the Scarborough Health Network – Birchmount site with a new inpatient tower and an expanded emergency department to reduce wait times, improve patient flow and update aging infrastructure.

Long-Term Care

•

Construction of four new long-term care homes through the Accelerated Build Pilot. On February 1, 2022, Ontario celebrated the completion of Lakeridge Gardens in Ajax, right beside the Ajax-Pickering hospital. Construction is underway for the remaining three long-term care homes in Mississauga and Toronto under the Accelerated Build Pilot; and

•

Planned investments that total a historic $6.4 billion since 2019 to support the government’s commitment, to build more than 30,000 new and upgrade over 28,000 long-term care beds across the province by 2028 to modern design standards. Ontario now has over 31,000 new and 28,000 upgraded beds in development.

Broadband

•

Nearly $4 billion beginning in 2019–20 to support the government’s commitment to provide high-speed internet access to every community in Ontario by the end of 2025. In winter 2022, the government concluded a new competitive process and as a result, signed agreements with eight internet service providers to bring access to up to 266,000 homes and businesses in as many as 339 municipalities across Ontario.

Ontario’s Economic and Fiscal Outlook in Brief

Additional Projects

•

Investing $21 billion, including about $14 billion in capital grants over the next 10 years, to support the renewal and expansion of school infrastructure and child care projects, including the H.M. Robbins Public School addition in Sault Ste. Marie, a new English public elementary school in Brampton and a new French Catholic elementary school in Kemptville.

•

Almost $6 billion in the Postsecondary Education sector, including over $2 billion in capital grants over the next 10 years, to help colleges, universities and Indigenous Institutes modernize classrooms by upgrading technology, carrying out critical repairs and improving environmental sustainability.

Infrastructure Expenditures1

($ Millions)
	Current			10-Year
	Outlook[2,3]	Medium-Term Outlook		Total[4]
	2022–23	2023–24	2024–25

Sector

Transportation

Transit	8,183	8,285	8,646	61,618

Provincial Highways	3,018	2,854	2,955	25,120

Other Transportation, Property and Planning	219	199	191	1,495

Health

Hospitals	3,025	3,302	5,180	40,164

Other Health	215	538	838	4,723

Education	2,938	2,916	2,370	21,198

Postsecondary Education

Colleges and Other	470	529	556	4,502

Universities	135	122	133	1,326

Social	319	333	385	2,764

Justice	847	678	483	3,152

Other Sector[5]	3,279	2,995	2,657	16,371

Total Infrastructure Expenditures	22,647	22,750	24,392	182,433

Less: Other Partner Funding[6]	2,611	2,135	2,579	23,085

Total[7]	20,035	20,614	21,813	159,348

[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes $401 million in interest capitalized during construction.
[3]	Includes provincial investment in capital assets of $13.4 billion.
[4]	Total reflects the planned infrastructure expenditures for years 2022–23 through 2031–32.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

 Note: Numbers may not add due to rounding.

 Source: Ontario Treasury Board Secretariat.

Chapter 1 ONTARIO’S PLAN TO BUILD: A PROGRESS UPDATE

Section A: Building Ontario Progress Report

Section A: Building Ontario Progress Report

Introduction

The 2022 Ontario Economic Outlook and Fiscal Review includes the government’s Building Ontario Progress Report. This report provides an update on the government’s progress to deliver on Ontario’s Plan to Build.

Building Ontario’s Economy — Progress Report

Key Progress Results — Building Ontario’s Economy

•  In 2022, the government is supporting an estimated $8.7 billion in cost savings and support for Ontario businesses, with $4.0 billion going to small businesses, through actions such as lowering payroll costs and providing electricity price relief.

•  As of March 31, 2022, the government’s efforts to reduce the cost of complying with regulations are saving businesses, not-for-profits, municipalities, universities and colleges, school boards and hospitals $576 million every year on compliance costs. This exceeds the targeted reduction of $400 million set over the past four years.

•  Total real business investment[1] in Ontario increased by $9.7 billion (+7.6 per cent) to $136.5 billion between the second quarter of 2018 and the second quarter of 2022.

•  Over the last two years, Ontario has attracted $16 billion in transformative automotive investments by global automakers and suppliers of electric vehicle (EV) batteries and battery materials. This includes more than $12.5 billion in EV and EV battery-related manufacturing investments.

•  Over the past year, Ontario has attracted $2.5 billion in investments that will support transformation in the steel sector and help make the province a world-leading producer of low-carbon steel.

•  Investment by Ontario businesses in real intellectual property (IP) products increased by $0.9 billion (+5.2 per cent) to $18.1 billion between the second quarter of 2018 and the second quarter of 2022.

•  In 2020, Ontario ranked highest in Canada for the proportion of small and medium enterprises reporting ownership of IP, at 17.8 per cent.

•  Ontario’s business expenditures on research and development increased to $10.8 billion in 2020, a 12.0 per cent increase since 2018.

•  Ontario’s business expenditures on research and development as a share of GDP was 1.24 per cent in 2020, the highest point since 2008.

Chapter 1: Ontario’s Plan to Build: A Progress Update

•  Since the establishment of Ontario’s venture capital agency, Venture Ontario (previously known as the Ontario Capital Growth Corporation), investments by the agency of approximately $380 million, along with third-party capital, have collectively made available over $4.5 billion for private-sector, venture capital investments.

•  In 2021, venture capital investments in Ontario totalled $8.5 billion. The province ranked first in Canada by number of venture capital deals and total capital raised, making up 52 per cent of total Canadian investment in 2021.

•  Ontario’s manufacturing sales increased by $4.1 billion (+15.1 per cent) to $31.0 billion between June 2018 and August 2022.

•  Ontario’s international exports of goods and services increased by $60.3 billion (+20.1 per cent) to $359.6 billion between the second quarter of 2018 and the second quarter of 2022.

•  Exports of goods and services from Ontario to other provinces and territories increased by $37.9 billion (+26.8 per cent) to $179.4 billion between the second quarter of 2018 and the second quarter of 2022.

[1]	Total business investment includes residential and non-residential structures, machinery and equipment and intellectual property products.

Section A: Building Ontario Progress Report

Building Ontario’s Economy

Advancing Critical Minerals Opportunities in the Ring of Fire

Ontario is unleashing the economic potential of critical minerals, including in the Ring of Fire. Ontario is getting this done by:

•

Releasing its first-ever Critical Minerals Strategy in March 2022, which focuses on priorities that will support better supply chain connections between industries, resources and workers in Northern Ontario and manufacturing in Southern Ontario.

•	Committing close to $1 billion to support critical legacy infrastructure such as all-season roads to the Ring of Fire.

•	Supporting the ongoing Environmental Assessments, led by Marten Falls First Nation and Webequie First Nation, for both the Marten Falls Community Access Road and the Webequie Supply Road.

•

In April 2022, Marten Falls First Nation and Webequie First Nation, as co-proponents, also submitted to Ontario the proposed Terms of Reference for the Northern Road Link Environmental Assessment. Should the Terms of Reference receive approval, they would begin the Environmental Assessment for the Northern Road Link.

•

Ontario expects the federal government to be a full partner for the Ring of Fire, respect provincial jurisdiction and, at minimum, match Ontario’s investments to support critical infrastructure in seizing this generational opportunity.

•

Announcing a $12 million investment to extend the Ontario Junior Exploration Program (OJEP) for an additional two years. The program will continue to help cover eligible costs for junior exploration companies searching for potential mineral deposits.

•

Announcing the creation of a Critical Minerals Stream for the OJEP, supported by an investment of $4 million per year over the next three years, to help ensure that the OJEP supports critical minerals projects, in addition to those focused on precious metals.

•

Committing $5 million to develop the Critical Minerals Innovation Fund to support organizations pursuing innovative projects that develop new technologies and attract private-sector investments focused on extracting and processing critical minerals.

•

Announcing the Northern Ontario Regional Technology Development Site in April 2022, a public and private sector collaboration that will connect Ontario’s manufacturing sector with Northern Ontario’s mining and mineral expertise, talent and leadership.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Partnering with the Three Fires Nations to Advance Investments in Infrastructure and Clean Energy Projects

In September 2022, Ontario announced it is partnering with the Caldwell First Nation, the Chippewas of Kettle and Stony Point First Nation and the Three Fires Group to establish the Three Fires Nations-Ontario Southwestern Ontario Infrastructure and Economic Opportunities Table. This new joint table will help accelerate key infrastructure projects in the area, support transformational clean energy project investments, identify and prepare investment-ready lands and advance discussions regarding shared environmental priorities. Recommendations from the table will help inform discussions and further advance partnerships between First Nation communities, the province, local businesses and municipalities.

Transforming Ontario’s Electric Vehicle Supply Chain

The government is helping transform the auto sector so it can build the cars and batteries of the future. Ontario is getting this done by:

•  Attracting $16 billion in transformative automotive investments by global automakers and suppliers of EV batteries and battery materials over the last two years. This supports the government’s goal to maintain and grow Ontario’s auto sector by building at least 400,000 electric and hybrid vehicles by 2030. The most recent of these investments include:

•

In July 2022, Umicore, a multinational circular materials technology company based in Belgium announced a $1.5 billion investment to build a first-of-its-kind, industrial scale cathode and precursor materials manufacturing plant in Eastern Ontario with operations planned to commence in late 2025. These components are critical in the production of EV batteries, and this investment would further connect critical minerals in the North to EV and EV battery manufacturers in Southern Ontario.

•

In May 2022, Stellantis announced a $3.6 billion investment to retool and modernize its Windsor and Brampton plants, converting them to flexible, multi-energy vehicle assembly facilities ready to produce EVs. The company will also build two new research and development centres focusing on EV and EV battery technology. Ontario is supporting these critical investments with up to $513 million in support.

Section A: Building Ontario Progress Report

•

In April 2022, General Motors announced an investment of more than $2 billion to transform the company’s Oshawa and Ingersoll manufacturing facilities to deliver the company’s next generation of vehicles, including GM’s new all-electric commercial vehicle brand, BrightDrop, with the Ontario government providing up to $259 million in support.

•

In March 2022, LG Energy Solution and Stellantis announced the largest auto investment in Ontario’s history. This joint investment of more than $5 billion will be used to build the province’s first large-scale EV battery manufacturing plant in Windsor, supported by the Ontario government. Production operations are planned to launch in the first quarter of 2024 with the facility expected to be fully operational by 2025 and employing an estimated 2,500 people.

Forging Ontario Made Clean Steel
The government’s plan to support the transformation of the province’s automotive supply chain to build the cars of the future includes supporting the shift to low-carbon steel production. This shift will give Ontario a competitive advantage in attracting game-changing investments and create and retain skilled local jobs for Ontario workers. Ontario is supporting low-carbon steel production by attracting the following investments:

•

ArcelorMittal Dofasco’s $1.8 billion investment in Hamilton to replace its coal-fed coke ovens and blast furnaces with a new hydrogen-ready direct reduced iron fed electric arc furnace (EAF), which broke ground in October 2022. Ontario is contributing up to $500 million towards the project, which will support the livelihoods of 4,600 people working at the facility and is expected to be completed by 2028. The project will reduce greenhouse gas emissions by about three million tonnes annually, the equivalent of taking almost one million cars off the road and will help move the province towards its goal of reducing greenhouse gas emissions by 30 per cent by 2030.

•

Algoma Steel’s $700 million investment, announced in November 2021, in an all-new, low-emission EAF that will help lay the foundation for economic prosperity, and new, well-paying jobs in Sault Ste. Marie and across all of Northern Ontario. The investment into an EAF will reduce carbon emissions by approximately 70 per cent at the facility. The construction of the transformative EAF project continues on time towards a targeted start up in 2024.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Powering Ontario: Supporting the Pickering Nuclear Generating Station’s Continued Operations

Ontario is taking action to ensure its energy system is clean, reliable and affordable to support a growing population and economy. This is essential as Ontario attracts investments in manufacturing and mining, in sectors such as electric vehicles and batteries, to compete and support the transition to a clean economy.

Ontario is supporting Ontario Power Generation’s (OPG) continued safe operation of the Pickering Nuclear Generating Station (NGS). Under the OPG proposal, which is subject to Canadian Nuclear Safety Commission (CNSC) approval, electricity generation at Pickering “B”, units five to eight of the Pickering NGS, would end in September 2026.

•	The six units of the Pickering NGS currently account for about 14 per cent of Ontario’s electricity needs.

•	OPG employs approximately 4,500 staff for its Pickering nuclear operations. In total, there are about 7,500 jobs across Ontario related to the Pickering NGS.

•

With strong economic growth and significant electrification of industry and uptake of electric vehicles forecasted over the coming decades, the government has also asked OPG to update its feasibility assessment for refurbishing the four Pickering “B” units of the Pickering NGS. Refurbishment of the Pickering NGS could result in an additional 30 years of reliable, clean, safe and zero-emissions electricity from the facility.

Advancing Small Modular Reactors

In March 2022, the governments of Ontario, Saskatchewan, New Brunswick and Alberta agreed to a joint strategic plan outlining the path forward on small modular reactors (SMRs), including milestones for SMR deployment.

•

The deployment of one 300 MW SMR at OPG’s Darlington Nuclear site, as early as 2028, subject to appropriate approvals, would be Canada’s first commercial, grid-scale SMR and could displace 0.3 to 2 megatonnes of CO2 emissions per year. This clean energy project will stimulate the creation of high-quality jobs in Ontario’s nuclear sector, leverage a strong Ontario-based supply chain, and drive economic growth across the province.

Section A: Building Ontario Progress Report

Supporting Growth in Ontario’s Hydrogen Sector

Through Ontario’s low-carbon hydrogen strategy, the government is leveraging the province’s strengths, such as clean electricity, to develop a low-carbon hydrogen economy in Ontario that will create jobs, attract investment and reduce greenhouse gas emissions.

•	The hydrogen strategy identifies innovative projects that can help secure a clean energy future with hydrogen playing a critical role as a clean and safe energy source.

•

For example, in April 2022, Atura Power, a subsidiary of Ontario Power Generation, announced the Niagara Hydrogen Centre as its first site for large-scale hydrogen production. The final investment decision is expected in 2022, pending an award of federal funding.

Developing a New Program for Small Hydroelectric Facilities

Small hydroelectric power dams play an important role in Ontario, both in generating clean, renewable electricity and providing benefits such as recreational opportunities, flood control, irrigation, tourism and supporting local employment and economic development.

•

The Independent Electricity System Operator (IESO) is developing a potential program to provide new contracts for existing small hydroelectric generation facilities (i.e., with capacity under 10 megawatts), as requested by the government. The IESO is to report back on the implications of potentially launching a program by July 31, 2023, subject to a potential directive from the Minister of Energy.

Ensuring a Reliable, Affordable and Clean Energy Supply

The government has directed the Independent Electricity System Operator (IESO) to acquire 4,000 MW of new electricity generation and storage resources to meet emerging energy needs and ensure a reliable, affordable and clean electricity supply.

•

Acting on the advice of the IESO to provide for reliable electricity supply, these energy procurements will acquire at least 1,500 MW of stand-alone energy storage resources, up to 1,500 MW of natural gas generation, with the remainder coming from other resources.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Manufacturing Critical Medical Supplies to Protect Ontario

The government is supporting local innovators and businesses to further enhance Ontario’s domestic supply chain capacity. Ontario is getting this done by:

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Passing the Pandemic and Emergency Preparedness Act, 2022, to help ensure that Ontario’s public services, and especially its critical frontline workers providing essential services, have a robust ongoing centralized supply chain for personal protective equipment (PPE) as well as other critical medical supplies and equipment. As of February 17, 2022, over 92 per cent of the government’s forecasted investment in PPE for the next 18 months will be with Ontario or Canadian-based manufacturers.

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Enhancing Ontario’s domestic supply chain capacity and building up the life sciences and manufacturing sector to ensure the province is well-prepared for future challenges by making investments through the Ontario Together Fund. As of September 30, 2022, Ontario has announced a total commitment of more than $78 million through the Ontario Together Fund to support 61 companies and 11 organizations in supplying emergency products, as well as other solutions to build resilience in the health care sector.

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Investing $23.3 million to support 3M Canada’s capital investment of $70 million to expand its Brockville, Ontario manufacturing facility to produce Ontario-made N95 respirators. The N95 respirators started rolling off the production line as of April 2021 to provide frontline workers with the protection they need in the continued fight against COVID-19 and ensure Ontario and the rest of Canada have a reliable supply in the event of any future outbreaks. The Government of Canada made a matching investment towards 3M Canada’s project.

Supporting Innovation and New Technologies

Cultivating innovation is more important than ever for robust long-term economic growth and job creation. Ontario is supporting the province’s innovation and technology ecosystem by:

•	Investing nearly $107 million in new critical technology initiatives to both support access to and drive commercialization of technologies that will help support the next generation of innovation.

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Investing $15 million over three years in a new Life Sciences Innovation Program to help entrepreneurs develop and scale innovative technologies in the life sciences sector. In addition, the government released its new life sciences strategy, Taking Life Sciences to the Next Level, which sets a plan to make Ontario a global hub for biomanufacturing and life sciences. To support the next phase of the strategy, the government is establishing a forward-looking life sciences council. The council will help tackle challenges and barriers for Ontario companies, innovators and entrepreneurs.

Section A: Building Ontario Progress Report

Attracting Businesses Through Invest Ontario

Given the increasing global competition among jurisdictions to attract business investments, the government is positioning Ontario as a top-tier destination for investment and job creation. The government is sending a strong signal to investors that Ontario is open for business.

To support this, the Ontario government has established Invest Ontario, the province’s investment attraction agency, which is providing access to services for businesses looking to invest in the province. This includes insight and intelligence on business and market opportunities; talent support to help employees settle in Ontario and training partnerships with universities and colleges; facilitated access to all levels of government and local service providers; as well as financial assistance through the $400 million Invest Ontario Fund. Examples of success include:

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Invest Ontario worked with Johnson & Johnson Inc. to help secure an investment of nearly $15 million in the company’s current pharmaceutical manufacturing facilities in Guelph, supported by a $2.5 million investment through the Ontario Together Fund.

•	Through Invest Ontario, the government will provide up to $40 million in support to help create the OmniaBio Inc. cell and gene therapy manufacturing facility in Hamilton.

Attracting Investment, Opportunity and Jobs

Making Ontario open for investment and jobs means making Ontario the best place to open and grow a business. Cutting red tape, lowering energy costs and supporting the investments of new and growing businesses across the province will help them thrive today and tomorrow.

Lowering Business Costs

Since June 2018, the government has taken significant actions to lower costs for businesses. These actions continue to support businesses today and contribute to a competitive economic environment that will attract investment and create opportunities for the future. In 2022, the government is supporting an estimated $8.7 billion in cost savings and support for Ontario businesses, with $4.0 billion going to small businesses. Some of these actions include:

•	Supporting a reduction in Workplace Safety and Insurance Board (WSIB) premiums and the WSIB rebate without reducing benefits;

•	Increasing the Employer Health Tax (EHT) exemption from $490,000 to $1 million;

•	Cancelling the cap-and-trade carbon tax;

•	Allowing businesses to accelerate writeoffs of capital investments for tax purposes, including immediate expensing of up to $1.5 million annually for eligible capital investments;

•	Lowering high Business Education Tax (BET) rates by $450 million for over 200,000 employers, or 94 per cent of all business properties in Ontario;

Chapter 1: Ontario’s Plan to Build: A Progress Update

•	Reducing the small business Corporate Income Tax rate to 3.2 per cent;

•	Introducing and temporarily enhancing the Regional Opportunities Investment Tax Credit to encourage investments in regions of Ontario that have lagged in employment growth;

•	Lowering electricity costs by 15 to 17 per cent in 2022 for medium-size and larger commercial and industrial customers under the Comprehensive Electricity Plan;

•	Cutting the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre beginning July 1, 2022; and

•	Providing a deeper wholesale discount on the cost of alcohol purchased from the Liquor Control Board of Ontario (LCBO) for bars, restaurants and other eligible licence holders.

Section A: Building Ontario Progress Report

Building Ontario’s Workforce — Progress Report

Key Progress Results — Building Ontario’s Workforce

•  The first two rounds of funding through the Skills Development Fund delivered 388 training projects, helping more than 393,000 workers take the next step in their careers in in-demand industries, including carpenters, plumbers and health care workers.

•  From January to September, about 709,000 Ontario workers were at or below the general minimum wage of $15.50 in 2022 and are likely benefiting from the minimum wage increase on October 1, 2022. The majority (58.3 per cent) who are benefiting are women.

• Between 2018 and 2020, there were over 71,700 new registrations in apprenticeship programs, over 25,000 Certificates of Apprenticeship and 5,600 Certificates of Qualification.

•  As of June 2022, there are 10,689 active apprentices who have completed an Ontario Youth Apprenticeship Program (OYAP). There has also been an increase in the percentage of young women participating in targeted trades areas in OYAP, including automotive service technician, general carpenter and plumber.

•  Since January 2021, 6,195 people have started training through Better Jobs Ontario (as of August 31, 2022). This program is targeting a larger more diverse range of workers who may face challenges finding stable jobs.

•  Ontario’s Integrated Employment Services (IES) system, which began in 2020 in three regions, has already helped more than 52,000 people find a path to employment. Early success of the initial regions has 84 per cent of workers in gainful employment (as of August 2022). This success is shared among Ontario Works recipients, Ontario Disability Support Program recipients, and IES participants not on social assistance.

• The Ontario Immigrant Nominee Program has grown over time, with the province’s nominations increasing from 6,500 in 2017 to 9,000 in 2021.

•  The government’s Plan to Stay Open: Health System Stability and Recovery is expected to add up to 6,000 additional health care workers to the health care system. This is in addition to over 11,700 health care workers, including nurses and personal support workers (PSWs), already added to the health system since winter 2020; as well as over 800 internationally educated nurses who have become licensed as nurses in Ontario through government funded programming.

Chapter 1: Ontario’s Plan to Build: A Progress Update

•  The permanent wage enhancement for PSWs and direct support workers (DSWs) is supporting over 158,000 PSWs and DSWs who provide publicly funded services in hospitals, long-term care, home and community care and social services.

•  Participation, on average, of approximately 49,000 students in tutoring programs each week between May and June 2022, with an average group size of less than five students to provide tailored and focused support.

Preparing Students for the Jobs of the Future

Ontario students should have the best learning experiences and opportunities to be prepared for the jobs of tomorrow. Through a modernized curriculum, new and enhanced programs related to entrepreneurship, skilled trades, and science and technology, as well as more hands-on learning opportunities, students will have the essential skills and support for whatever path they choose.

A Plan to Help Students Catch Up

After two years of COVID-19 pandemic disruptions, Ontario has launched its Plan to Catch Up, which is focused on keeping students in classrooms from September until June, providing students with the best learning experience possible and preparing them with the skills they need for the jobs of tomorrow. Students and educators are already benefiting from the key investments of this plan, which include:

•	Keeping students in classrooms full time, with the complete school experience that includes extra-curriculars like clubs, sports, band and field trips;

•	Expanding student supports for tutoring, literacy and special education;

•	Modernizing Ontario’s curriculum, including in the skilled trades and STEM-related courses;

•	Providing more money to build schools and improve education; and

•	Helping students with historic funding for mental health supports.

Section A: Building Ontario Progress Report

Meeting Key Priorities Under the Plan to Catch Up

•  Participation of, on average, approximately 49,000 students in tutoring programs each week between May and June 2022, with an average group size of less than five students to provide tailored and focused support.

•  Investments in evidence-based reading programs and professional assessments to support student achievement in literacy and making longer-term reforms to support student success, including the way reading is taught in schools.

• Release of the Effective Early Reading Instruction: A Teacher’s Guide that outlines evidence-based instructional strategies to support students in kindergarten to Grade 3, and beyond.

•  Introduction of revised elementary mathematics, science and technology curricula, and new de-streamed Grade 9 mathematics and science courses. These revisions include new mandatory experiential and hands-on learning, including new learning on coding and financial literacy, to equip students with the skills they need for success in science, technology, engineering, and mathematics (STEM).

•  Increase in mental health funding for services and supports for students; implementation of mandatory learning on student mental health for school staff; and engagement of school and community-based mental health experts, educators, students and parents on emerging student mental health needs.

• Improvements to existing ventilation systems and the deployment of over 100,000 standalone HEPA filter units and other ventilation devices to schools.

Emphasizing STEM Education Across All Grades

The government has continued to overhaul Ontario’s curriculum with a focus on labour market needs, mandating learning on financial literacy, coding, entrepreneurship and leadership development. These courses will ensure the next generation of Ontario graduates are getting the education they need to succeed.

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Introduced in the 2022–23 school year, the new Ontario science and technology curriculum emphasizes real-world connections between STEM across Grades 1 to 9 and includes learning on coding, emerging technology and skilled trades.

•	The math curriculum for students in Grades 1 to 9 was also updated to include new learning on data literacy, mathematical modelling and an emphasis on financial literacy.

•	In addition, to help students build the skills and confidence they need to excel, the government has de-streamed all Grade 9 courses, which began with the Grade 9 math course in 2021–22.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building a Pipeline of Job-Ready Graduates

Ontario is expanding the degrees that publicly assisted colleges in Ontario can offer, including new, three-year applied degrees and additional four-year degree programs in key in-demand sectors. Some examples of three-year applied degree programs that are being considered or are under development include a Bachelor of Skilled Trades Business Management and a Bachelor of Computer Science.

Building a Skilled Workforce

The Ontario government is working to fill labour shortages and help build the critical infrastructure the province needs, including highways, transit, schools, housing and hospitals. To do this, the province is modernizing the apprenticeship and skilled trades system, attracting skilled newcomers and investing in skills training.

Helping More People Learn a Trade in Ontario

Many tradespeople in Ontario will be retiring2 in the coming years creating an even greater need for new apprentices. The government of Ontario is working to address the acute labour shortage in the skilled trades and ensure that Ontario has the workers it needs.

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The government launched a Skilled Trades Strategy, announced in the 2020 Budget, to break the stigma associated with the skilled trades, simplify the system and encourage employer participation in sponsoring and hiring trained apprentices.

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The Skills Development Fund supports innovative training projects that upskill workers and job seekers, including apprentices, preparing them for meaningful careers. The first two rounds of funding through the Skills Development Fund delivered 388 training projects, helping more than 393,000 workers take the next step in their careers in in-demand industries, including carpenters, plumbers and health care workers. For more details on the latest round of funding, see Chapter 1, Section B: Enhancing Ontario’s Plan to Build.

Ontario Training More People for Plumbing and Piping Careers

Through the Skills Development Fund, Ontario has invested over $11.6 million in two projects with the Ontario Pipe Trades Council and the Joint Training & Apprenticeship Committee. This funding has helped nearly 1,500 apprentices and journeypersons upgrade their skills through virtual and in-class training in plumbing, steamfitting, welding, sprinkler fitting and refrigeration trades to earn bigger paycheques.

[2]

Hyeongsuk Jin, Manon Langevin, André Lebel and Michael Haan. “Factors associated with the completion of apprenticeship training in Canada.” Statistics Canada. Insights on Canadian Society, December 6, 2020.

Section A: Building Ontario Progress Report

Making It Easier for Skilled Workers To Come Work and Live in Ontario

The government is helping to ensure the success of newcomers in Ontario’s labour market:

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Out of province workers in over 30 in-demand professions such as engineers, auto mechanics, plumbers, as well as other regulated professionals and tradespeople can get their credentials processed within a service standard of 30 business days.

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Ontario is the first province in Canada to introduce legislation that removes Canadian work experience for internationally trained professionals in the regulated professions. Ontario is also recognizing three fuel-related professions under the province’s skilled trades legislation, meaning the government will be officially recognizing all 55 Red Seal trades.

•	Ontario is supporting apprentices from other provinces to continue their training in Ontario, by working with Skilled Trades Ontario to harmonize training standards for a dozen trades.

Enhancing the Ontario Immigrant Nominee Program

In the 2022 Budget, the government invested an additional $15.1 million over three years to help the Ontario Immigrant Nominee Program welcome more newcomers. This builds on the two-year entrepreneurship pilot that was launched in 2021 to attract 100 international entrepreneurs to start or to grow businesses in regions outside of the Greater Toronto Area (GTA).

Expanding Training to More Workers Through Better Jobs Ontario

The government relaunched the former Second Career program as Better Jobs Ontario as part of the 2022 Budget. Since January 2021, 6,195 people have started training through Better Jobs

Ontario (as of August 31, 2022).

Better Jobs Ontario was also expanded to support a larger, more diverse range of workers who may face challenges finding stable jobs, including gig workers, youth, newcomers, justice-involved people and those on social assistance.

Transforming Employment Services

Ontario is launching the next phase of its integrated employment services system to help more job seekers and people on social assistance in York, Halton, Stratford-Bruce Peninsula and Kingston-Pembroke. This new approach will be implemented provincewide by the end of 2023.

This initiative builds on the successes of the first three regions — Peel, Hamilton-Niagara and Muskoka-Kawarthas — which began in 2020 and has already helped more than 52,000 people find a path to employment. Early success of the initial regions has 84 per cent of workers in gainful employment whereas the previous system had fewer than one per cent success in finding employment.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Ontario Jobs Training Tax Credit

The government introduced a temporary Ontario Jobs Training Tax Credit for 2021 and 2022 that provides up to $2,000 in relief for 50 per cent of a person’s eligible training expenses for the year, such as tuition at an eligible Canadian institution and fees paid to certain bodies in respect of an occupational examination. The credit is refundable, meaning that people can benefit whether or not they owe any Ontario Personal Income Tax.

The 2022 credit will provide an estimated $275 million in support to about 240,000 people, or $1,150, on average.

Supports for Workers

The government is supporting workers by helping them earn bigger paycheques, providing better protections and more foundational rights to keep workers and the public safe.

Raising the Minimum Wage

On October 1, 2022, the government increased the general minimum wage to $15.50 per hour. This is the second increase since January 2022, which brings the total increase in the general minimum wage to eight per cent over one year, helping workers keep up with rising costs. The majority (58.3 per cent) who are benefiting are women. The minimum wage will continue to rise, with the next increase amount to be announced in April 2023.

The government removed the lower minimum wage rate for liquor servers and raised the wage rates for the other special minimum wage categories proportionally to the increase in the general minimum wage. With this increase, Ontario’s minimum wage is among the highest in the country.

Supporting Digital Platform Workers

As part of the Working for Workers Act, 2022, Ontario is the first province in Canada that entitled digital platform workers to earn at least the general minimum wage for time worked and provided them with other foundational rights and protections, including:

•	The right to keep their tips, along with regular pay periods;

•	The right to information and clarity around algorithms on how pay is calculated and how and why a worker might be penalized in the allocation of work;

•	Protection from arbitrary deactivation, with advance written notice if they are being removed from the platform and why;

•	The right to resolve their work-related disputes in Ontario; and

•	Full Employment Standards Act reprisal protection for all workers when they seek to assert their rights.

Section A: Building Ontario Progress Report

Building Ontario’s Health Care Workforce

Ontario’s dedicated health care workers are the foundation of the province’s health care system. The government is building a stronger health care workforce to provide Ontario’s nurses, doctors, personal support workers and other health care professionals with the resources, support and guidance they need to provide quality care to the people of Ontario. Measures include:

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In August 2022, the Ontario government introduced its Plan to Stay Open: Health System Stability and Recovery, a five-point plan to provide the best care possible to patients and residents. When fully implemented, this plan is expected to add up to 6,000 additional health care workers. This is in addition to over 11,700 health care workers, including nurses and personal support workers, already added to the health system since winter 2020.

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Since January 2022, over 800 internationally educated nurses have become licensed as nurses in Ontario through government funded programming. The province anticipates that by March 2023 over 1,000 international nurses will gain the practice and language requirements necessary to work in Ontario.

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The 2022 Budget announced a suite of initiatives to bolster the province’s health care workforce, including $230 million in 2022–23 to enhance health care capacity in hospitals. This investment supports thousands of hospital staff including over 4,500 externs and 2,300 nurses. It also has provided over 300,000 additional hours of physician coverage in rural, remote and in-need hospitals.

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The 2022 Budget also introduced a permanent wage enhancement for personal support workers (PSWs) and direct support workers (DSWs) by investing approximately $2.8 billion over three years. This investment supports over 158,000 PSWs and DSWs who provide publicly funded services in hospitals, long-term care, home and community care and social services.

Reducing Financial Barriers for Retired and Internationally Trained Nurses

The government is working with the College of Nurses of Ontario to reduce the financial barriers that may be stopping some retired or internationally trained nurses from receiving accreditation to resume or begin practicing by temporarily covering the cost of examination, application and registration fees, saving them up to $1,500.

Chapter 1: Ontario’s Plan to Build: A Progress Update

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Starting in spring 2023, Ontario will expand the Learn and Stay Grant for approximately 2,500 eligible postsecondary students who enrol in a high-priority program, such as nursing, in a high-priority community, and commit to work in an underserved community in the region where they studied after graduation.

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Investing in the students of today who will become the skilled health care professionals of tomorrow is a key element of Ontario’s plan to strengthen the health care system across the province. This is why the government has invested:

•	$145.5 million to increase the number of nurse education seats by 1,500 which will add 2,000 nurses to the system by 2025–26;

•	Over $400,000 in a one-time increase to train an additional 38 nurse practitioners starting in 2022–23; and

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$42.5 million over two years beginning in 2023–24 to support the expansion of undergraduate and postgraduate medical education and training in Ontario. This expansion is the largest of its kind in over 10 years and will result in an increase of 160 undergraduate seats and 295 postgraduate positions over the next five years.

Working With Partners to Improve Health Care

The government will continue to explore ways to improve health care, guided by the principles of providing the right care in the right place, and ensuring better and faster access to treatment and supports, with the appropriate health care workforce to support the system. The government will continue to engage with frontline partners, experts in their field to design and implement a future that improves the care provided to the people of this province.

Section A: Building Ontario Progress Report

Building Infrastructure — Progress Report

Key Progress Results — Building Infrastructure

• Preliminary design, environmental assessment work, consultations and field work are underway on Highway 413, a new 400-series highway and transit corridor across Halton, Peel and York regions that will bring relief to the most congested transportation corridor in North America, saving drivers up to 30 minutes each way on their commute.

• Ontario is making progress on the Bradford Bypass, a new four-lane freeway connecting Highway 400 and Highway 404 in Simcoe County and York Region that will support an estimated 2,640 jobs per year, on average, during construction. In April 2022, the government awarded a contract to design and build a new bridge crossing, and an Environmental Conditions report will be released in fall 2022.

• The government is transforming the GO Transit network into a modern, reliable and fully integrated rapid transit network, including electrifying core segments of the network:

• The contract to design, build, operate and maintain the GO network, including upgrades to key corridors, has been awarded.

• Completed construction at Unionville and Rutherford GO Stations.

• Started the procurement process and released the Request for Proposals (RFP) to construct the required rail infrastructure for the Bowmanville GO Rail Extension.

• Awarded a key contract for the Guelph Central GO Station as part of the expansion of the Kitchener rail corridor.

• Ontario is moving forward with the largest subway expansion in Canadian history:

• Broke ground and announced the preferred proponent teams to deliver two key contracts for the Ontario Line.

• In fall 2022, a proponent will be selected for the Stations, Rails and Systems contract to begin the development phase of the Scarborough Subway Extension.

• Construction on the early works for the Yonge North Subway Extension is expected to start in the fall of 2022.

• Tunnelling on the Eglinton Crosstown West Extension has commenced, with the tunnel boring machines Rexy and Renny leading the charge. As of early October, they had travelled 865m and 1,582m respectively.

Chapter 1: Ontario’s Plan to Build: A Progress Update

• Ontario is making progress on the most ambitious plan for hospital expansion in the province’s history including:

• Closing the RFP for the Trillium Health Partners Broader Redevelopment – Mississauga Hospital, which will add over 350 new hospital beds and over 20 new operating rooms to become one of the largest emergency departments in Ontario.

• Construction on the Anishnawbe Health Toronto Indigenous Community Health Centre, a new four-storey building that will consolidate a range of programs from primary care to traditional Indigenous services under one roof to centralize and improve access to health care services.

• The province is making swift progress on its plan to build modern, safe and comfortable long-term care homes for seniors and residents. By 2028, the government is on track to build over 31,000 new and over 28,000 upgraded long-term beds across the province. These beds are supported by planned investments that total a historic $6.4 billion since spring 2019.

• The government is investing about $14 billion in capital grants over 10 years to support the building and renewal of schools and new licensed child care spaces. Construction is underway for new schools in North Bay, Ottawa, Kingsville, and Brampton.

• Ontario has already created more than 15,000 new, high-quality and affordable child care spaces towards its commitment of creating 86,000 child care spaces by 2026.

• Over $950 million has been invested in nearly 190 broadband, cellular and satellite projects, bringing access to over 375,000 homes and businesses across the province. Additionally, the government has signed agreements with eight internet service providers to bring access to up to 266,000 unserved and underserved homes and businesses in as many as 339 municipalities across Ontario.

Section A: Building Ontario Progress Report

Building Ontario

The government is moving forward with one of the most ambitious capital plans in Ontario’s history, including plans to build highways, hospitals, broadband and public transit. Thousands of infrastructure projects are in planning or under construction across Ontario, from Timmins to Niagara, from Brampton to Windsor, from Durham Region to Simcoe County, from Pembroke to Pickering. These projects will get drivers out of gridlock, connect communities to high-speed internet and lay the foundation for future prosperity.

Fighting Gridlock

People in Ontario depend on a reliable and effective transportation system to get them to and from work, home to their families, provide better connections to housing, and to keep goods moving across the province. Gridlock on highways and roads costs the economy more than $11 billion a year in productivity, including time lost by commuters and drivers, higher costs of doing business and reduced access to jobs and surrounding areas. Ontario is building highways, roads, bridges and public transit that will support growth and help relieve gridlock.

Building Highway 413

The population of the Greater Golden Horseshoe is expected to grow by one million people every five years, reaching 15 million by 2051. Ontario is moving ahead with its plan to build Highway 413, a new 400-series highway and transit corridor across Halton, Peel and York regions that will bring relief to the most congested transportation corridor in North America and save drivers travelling the length of the highway up to 30 minutes each way on their commute. Preliminary design, environmental assessment work, consultations and field work are underway for the new route.

The preferred 52-kilometre (km) route will extend from Highway 400, between King Road and Kirby Road, to the 401/407 interchange near Mississauga, Milton and Halton Hills, with connections to Highways 400, 401 and the 407. The project also includes a four-km extension to Highway 410 and a three-km extension to Highway 427 for a total of 59 km on the corridor. During construction, Highway 413 is expected to support up to 3,500 jobs each year and generate up to $350 million in annual real gross domestic product (GDP).

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building the Bradford Bypass

Simcoe County is expected to experience rapid population growth over the next 10 years, and York Region will grow to approximately 1.8 million residents by 2041. The government is taking action to support this growth by continuing to take steps towards building the Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region. Commuters are expected to save up to 35 minutes per trip, equal to a 60 per cent reduction in travel time per trip compared to existing routes.

In April 2022, Ontario awarded a contract to design and build a new bridge crossing for the Bradford Bypass. The Environmental Conditions report will be released in fall 2022. Design work, environmental activities and consultations are continuing. This project will get goods to market faster and strengthen supply chains and is expected to support an estimated 2,640 jobs per year, on average, during construction as well as generate an estimated $274 million in annual GDP.

Expanding Highway 401

The Highway 401 corridor is an important economic link between Ontario, Eastern Canada and the United States. It carries, on average, 17,000 trucks with commodities valued at $615 million per day. About $75 million worth of U.S.-related trade moves through this corridor daily. The government is continuing work to prepare for the future widening of Highway 401 to relieve gridlock starting at Brock Road in Pickering and through Eastern Ontario. This enabling work includes bridge replacements in Oshawa and Port Hope.

Section A: Building Ontario Progress Report

Building Roads, Highways and Bridges Across Ontario

Ontario undertakes approximately 250 highway rehabilitation construction projects annually. In 2022–23 Ontario is investing $3.0 billion to repair and expand provincial highways and bridges. These targeted investments are estimated to create or sustain approximately 15,700 direct and indirect jobs and improve quality of life for workers, families and small businesses across Ontario.

Table 1.1

Recently Completed Highway Projects

Northern

•	Highway 11 in Fauquier: Replaced the Groundhog River Bridge.

•	Highway 11 in North Bay: Resurfaced pavement and improvements south of the north junction of Highway 17/11B.

•	Highway 579 north of Cochrane: Replaced the Gilles Creek Bridge.

Southwestern

•	Highway 40 in Lambton: Resurfacing work from Wallaceburg to Stanley Line.

•	Highway 6 in Northern Bruce Peninsula: Resurfacing work from Miller Lake to Tobermory.

•	Highway 402 in Lambton: Resurfacing work from Lambton Road 79 to Hickory Drive.

Eastern

•	Highway 401 in Brighton: Improved interchange, including ramp and road realignments and traffic signals at County Road 30.

•	Highway 417 in Ottawa: Highway widening and bridge rehabilitation from Maitland Avenue to Island Park Drive.

•	Highway 17 in Renfrew: Rehabilitation and resurfacing work from Scheel Drive to Bruce Street.

Central

•	QEW in Niagara: Constructed the first-ever diverging diamond interchange in Ontario at Glendale Avenue.

•	Highway 401 in Oshawa: Replaced and rehabilitated the Oshawa Creek Bridge.

•	Highway 12 in Simcoe: Upgraded traffic signals to improve safety at Triple Bay Road and Rumney Road.

Source: Ontario Ministry of Transportation.

Ontario is investing $25.1 billion over the next 10 years to connect communities, fight gridlock and keep goods and people moving across the province. This includes work on key corridors such as the QEW and Highway 7:

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The QEW Garden City Skyway rehabilitation project includes a new twin bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. This section of the highway supports the province’s supply chain by linking the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe.

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The next phase of construction for the new Highway 7 between Kitchener and Guelph will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph. Design of the Frederick Street bridge replacement is well underway with utility work targeted to begin in spring 2023.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Ontario’s highway plan also includes widening existing corridors to increase capacity and enhance road safety for travellers by separating opposing traffic and providing additional passing opportunities, including:

•	Finishing the widening of Highway 17 for 22.5 km from Arnprior to Renfrew to four lanes.

•	Widening Highway 6 in Hamilton to double capacity from two to four lanes over a nine-km segment between Highway 403 and Upper James Street.

•	Widening Highway 3 from two to four lanes for 15.6 km between the Town of Essex and the Town of Leamington.

Raising Highway Speed Limits

In April 2022, Ontario raised the speed limit permanently from 100 km to 110 km per hour on six sections of provincial highways in Southern Ontario:

• Queen Elizabeth Way (QEW) from Hamilton to St. Catharines (32 km)

• Highway 402 from London to Sarnia (90 km)

• Highway 417 from Ottawa to the Ontario/Quebec border (102 km)

• Highway 401 from Windsor to Tilbury (40 km)

• Highway 404 from Newmarket to Woodbine Avenue (16 km)

• Highway 417 from Kanata to Arnprior (37 km)

Ontario has also raised the speed limit to 110 km per hour on a trial basis in two sections of provincial highways in Northern Ontario:

• Highway 400 from MacTier to Nobel (55 km)

• Highway 11 from Emsdale to South River (45 km)

These sections have been carefully selected with safety top of mind based on their ability to accommodate higher speed limits. This will make it easier for families and businesses that depend on highways to get where they need to go.

Section A: Building Ontario Progress Report

Expanding GO Transit

Transit ridership is recovering from the COVID-19 pandemic, and Ontario is continuing to transform the GO Transit rail network into a modern, reliable and fully integrated rapid transit network. Investing in expanding GO Transit service will generate 8,300 annual job equivalents in the first 12 years of construction and delivery. It will also help reduce commute times and emissions. These investments will improve access and convenience across the Greater Golden Horseshoe and into Southwestern Ontario by steadily increasing service with faster trains, more stations and better connections.

•

GO Expansion Development Phase: GO Expansion will bring two-way, all-day GO train service across key parts of the network. The contract to design, build, operate and maintain the GO network, including upgrades to key corridors, has been awarded. The successful proponent has already begun the development phase to finalize the scope, pricing, design and construction schedules. Infrastructure upgrades will include adding tracks, expanding stations, electrification of core parts of the rail network, new locomotives and train control systems to enable more frequent service.

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The Bowmanville GO Rail Extension: The extension of the GO Lakeshore East line to Bowmanville will help relieve gridlock and provide expanded rail service in Durham beyond the current terminus at Oshawa GO Station. Ontario has started the procurement process and the Request for Proposals (RFP) to construct the required rail infrastructure was released in April 2022.

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Expanding the Kitchener Corridor: Ontario is moving forward to deliver two-way, all-day service from Union Station in Toronto to Kitchener. This will provide more trips at every point along the line, improve regional connectivity, support economic development and help reduce congestion. In May 2022, Ontario awarded a key contract for the Guelph Central GO Station to construct a second platform, a new storage track for maintenance vehicles and a passing track in the community of Breslau to allow trains moving in opposite directions to pass each other.

Building Confederation GO Station

Ontario is starting construction on the Confederation GO Station in Hamilton, which will help reduce gridlock and connect more people to jobs, housing and transit in one of the fastest growing regions in the province. This new station will support a more integrated transit network for Hamilton, providing better connections to existing local transit and GO bus services, while facilitating future increased GO rail service opportunities to Toronto and Niagara Falls.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Completed Construction at Unionville and Rutherford GO Stations

Major upgrades such as additional tracks, new island platforms, new parking spots and new safe pedestrian walkways were completed at the Unionville GO Station. This station is an important connection for Markham and the entire region with connections to GO Transit, VIVA BRT, and YRT local bus service in the heart of Markham’s new downtown.

Major construction at Rutherford GO Station has also been completed. New features include a new 7,000 square-foot station building with updated amenities, new train platforms and a new parking structure, providing more seamless connections to residents of Vaughan.

Year-Round Weekend GO Rail Service to Niagara

Niagara Falls is a world class tourist destination that draws millions of visitors each year from all over the globe. This is why Ontario has brought back year-round weekend GO rail service between Union Station in Toronto and Niagara Falls. The service includes two round trips each day, offering travellers a faster, more direct journey between downtown Toronto and one of Canada’s top tourist destinations. Year-round weekend GO service makes it easier for everyone to access this incredible tourist spot, while boosting local businesses and creating jobs.

Section A: Building Ontario Progress Report

Building Subways

In the 2019 Budget, Ontario announced its historic new vision for transit in the Greater Toronto Area (GTA). Ontario’s bold plan for the largest subway expansion in Canadian history includes the Ontario Line, the Scarborough Subway Extension, the Yonge North Subway Extension and the Eglinton Crosstown West Extension.

The combined subway projects will support more than 16,000 jobs annually during construction over the next decade. Shovels are in the ground with recent milestones including:

•

Ontario Line: In September 2022, Ontario announced the preferred proponent teams to deliver two key contracts for the Ontario Line — the South Civil, Stations and Tunnel and the Rolling Stock, Systems, Operations and Maintenance contracts. Both contracts are expected to be awarded later this year. Procurements for the Northern Civil, Stations and Tunnel contract and other enabling works will follow.

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Scarborough Subway Extension: Diggy Scardust, the tunnel boring machine for the Scarborough Subway Extension, is assembled and getting ready to start tunnelling. The Request for Proposals (RFP) for the Stations, Rails and Systems contract closed in July 2022. Teams have submitted their proposals for how they will design and build the stations, lay down the tracks, and install the technology that will connect the extension to the Line 2 subway. A proponent will be selected in fall 2022 to begin the development phase of the project.

•

Yonge North Subway Extension: In September 2022, the Yonge North Subway Extension made another stride towards breaking ground with confirmation of a partner chosen to complete upgrades at Finch Station. Construction on the early works, which will include improvements made to the electrical system that powers the rails, is expected to start in the fall of 2022.

•

Eglinton Crosstown West Extension: In April 2022, Ontario invited shortlisted bidders to submit formal proposals to design and build the elevated section of the project. Tunnelling on the project has also commenced, with the tunnel boring machines Rexy and Renny leading the charge. As of early October, they had travelled 865m and 1,582m respectively.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building Light Rail Transit

The government continues to make progress on delivering rapid transit projects to make life easier for people by reducing travel times and creating more transit options.

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Hazel McCallion Line: The Hazel McCallion Line will bring an environmentally friendly and reliable transportation system to Mississauga and Brampton. In summer 2022, track installation began on Hurontario Street and at the Operations, Maintenance and Storage Facility.

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Finch West Light Rail Transit: The Finch West Light Rail Transit will bring fast, reliable transit from Humber College to Finch West Station. Nearly half of all the track is now installed along the route. The light rail vehicle testing phase is continuing.

•

Hamilton Light Rail Transit: Ontario continues to work closely with the City of Hamilton and the federal government to advance the Hamilton Light Rail Transit project. Design and preliminary works are continuing in preparation for construction.

Section A: Building Ontario Progress Report

Building Transit-Oriented Communities

Transit-Oriented Communities (TOC) will help increase transit ridership, provide more options for people to live and work near transit, and build more homes, including affordable housing, supporting a growing population. The government is leading the TOC program by leveraging third-party investments to build vibrant, complete communities within walking distance to GO Transit, light rail transit (LRT) and priority transit lines.

The Ontario government continuously engages with municipalities and building partners to explore new funding avenues and opportunities to deliver transit at a lower cost to taxpayers. Recent examples of engagement include:

•	Building partners have been found for several future stations, with the government signing an agreement with Cadillac Fairview in April 2022 for a TOC at the future East Harbour Transit Hub.

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Advancing plans to build a TOC at the future Bridge and High Tech stations in York Region. The TOC at the future Bridge and High Tech Stations along the Yonge North Subway Extension will support a new station at Royal Orchard.

•

The government continues to prepare for the selection of building partners for TOC sites at future stations across the new priority subway lines including the Corktown, Queen-Spadina, King-Bathurst and Exhibition stations.

Connecting the East

Eastern Ontario is a diverse and thriving region with almost two million people and nearly one million jobs. It is home to the nation’s capital and one of the nation’s most significant trade corridors, popular tourist destinations and a diverse economy. However, people and businesses in the region face numerous transportation challenges such as gridlock on the highways surrounding Ottawa and a lack of travel options within and between communities.

In April 2022, the government released Connecting the East: A draft transportation plan for eastern Ontario. This plan contains more than 50 actions to help build a safe, reliable and connected transportation system that keeps people and goods moving within and across the region. It includes investments to rehabilitate and expand highways, improve transit and intercommunity bus options, support economic development opportunities and ensure that the region’s transportation system is ready for the future.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building Northeastern Passenger Rail

The government is moving ahead with plans for passenger rail service in the Northeast. In April 2022, Ontario released an updated initial business case to advance planning of the preferred route, moving one step closer to building a more connected transportation network that would support economic opportunities, the tourism industry and improve access to health care, and to education as well as other critical services.

Building Community Infrastructure

Building and upgrading community infrastructure is vital to support a growing population and provide dependable services to the people of Ontario. At a time of economic uncertainty, investing in local infrastructure supports jobs and improves vital services including health care and long-term care.

Building and Improving Hospitals and Other Health Care Facilities

As part of its plan to build a stronger, more resilient health care system that increases access to reliable quality care, the government is implementing the most ambitious plan for hospital expansion in Ontario’s history, investing more than $40 billion over the next 10 years to improve and increase space in hospitals and community health centres and build new health care facilities. This includes supporting more than 50 major hospital projects that would add 3,000 new beds over 10 years — projects that build a stronger health care system and create local construction jobs. Recent milestones include:

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Trillium Health Partners Broader Redevelopment – Queensway Health Centre: In October 2022, Ontario released the Request for Proposals (RFP) for the Queensway Health Centre. This critical expansion and redevelopment will include a new nine-storey inpatient tower with over 350 beds, including over 150 new beds. The expansion will also increase capacity for specialized care including complex continuing care and rehabilitation services.

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Trillium Health Partners Broader Redevelopment – Mississauga Hospital: In September 2022, Ontario closed the RFP for the Mississauga Hospital. The new hospital is expected to add over 350 new hospital beds and over 20 new operating rooms to become one of the largest emergency departments in Ontario.

Section A: Building Ontario Progress Report

•

Weeneebayko Area Health Authority – Health Campus of Care: In August 2022, Ontario closed the RFP for the development phase of the project which includes building a new culturally appropriate hospital with expanded mental health services and an elder care lodge in Moosonee, as well as an ambulatory care centre on Moose Factory Island.

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Niagara Health System – New South Niagara Hospital: RFP submissions are currently being evaluated for the new South Niagara Hospital. The new hospital is planned to have 469 beds and will consolidate and expand acute care services as well as feature several centres of excellence specializing in stroke, complex care and geriatrics.

Additionally, shovels are in the ground on many major hospital projects, including:

•

West Lincoln Memorial Hospital Redevelopment Project: In May 2022, Ontario started construction on the new West Lincoln Memorial Hospital, which includes the construction of a new facility with 61 inpatient beds, emergency and ambulatory care departments, surgical services and clinical support services. The project is scheduled to be complete in winter 2025.

•

Anishnawbe Health Toronto Indigenous Community Health Centre: Construction is well underway for a new Indigenous Community Health Centre Facility for Anishnawbe Health Toronto. The new four-storey building will consolidate a range of programs from primary care to traditional Indigenous services under one roof to centralize and improve access to health care services. The project is scheduled to be complete in summer 2023.

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Grey Bruce Health Services – Markdale Hospital: Construction of a new state-of-the-art hospital will provide a modern, 24/7 emergency department and larger space to double outpatient care, expand procedural services and increase access to clinical laboratory and diagnostic imaging services. The new facility will improve access to high-quality care for residents in Grey County and is scheduled to be complete in spring 2023.

•

The Ottawa Hospital – Stem Cell Program Project: The project involves phased renovations to the existing site to create 12 new inpatient beds, eight new treatment bays in the medical daycare unit, four new hospital day beds and four new exam rooms in the outpatient clinic to upgrade support services and reduce wait times. The final phase of the project is scheduled to be complete in winter 2023.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building Long-Term Care

Ontario continues to make progress on its plan to build modern, safe and comfortable long-term care homes for seniors and residents. Through planned investments that total a historic $6.4 billion since 2019, Ontario is on track to build more than 31,000 new and over 28,000 upgraded beds across the province by 2028, of which, over 1,900 new and upgraded beds have been completed. Many new long-term care beds will be in homes offering culturally and linguistically appropriate services to better serve Ontario’s seniors.

Of the 364 projects announced to date, 139 projects are proposed to be part of the “campus of care” models which integrate the long-term care home into the broader health care system and ensure residents have access to the care they need. Recognizing the diversity of the province’s aging population, 30 projects are proposed to serve Indigenous communities, and 39 are proposed to serve Ontario’s Francophone population.

Accelerating Long-Term Care in Ajax, Mississauga and Toronto

The Ontario government is taking innovative steps to build long-term care homes that meet modern design standards faster. Lakeridge Gardens, the first of four homes, was completed under the Accelerated Build Pilot in just 13 months and opened to new residents in March 2022. Lakeridge Gardens currently offers 320 new long-term care beds in a state-of-the-art modern and safe environment at the Ajax Pickering Hospital.

Three new long-term care homes are in development in partnership with Trillium Health Partners and Humber River Hospital. The two homes at the Trillium Health Partners site will provide up to 632 new long-term care beds for residents in Mississauga, and the Humber River Hospital site will provide 320 additional long-term care beds for residents in Toronto.

With the use of existing hospital lands and a range of measures to accelerate the construction process, Ontario is using innovative ideas and modern solutions to increase long-term care capacity in communities across the province.

Section A: Building Ontario Progress Report

Table 1.2

Long-Term Care Projects Highlights

Planning

•	Schlegel Villages will build 640 new long-term care beds in Oakville using government surplus lands.

•	The Northern Heights Care Community project will build 12 new long-term care beds and upgrade 148 long-term care beds in North Bay.

•	The Golden Manor project will build 15 new long-term care beds and upgrade 177 long-term care beds in Timmins.

•	The St. Joseph’s Health Centre Guelph expansion project will build 160 new long-term care beds in Guelph.

Under Construction

•	Construction is underway for the Temiskaming Lodge project to build 46 new long-term care beds and upgrade 82 long-term care beds in Temiskaming Shores.

•	Construction is underway for the Extendicare Sudbury project to upgrade 256 long-term care beds.

•	Construction is underway for the Runnymede Healthcare Centre to build 200 new long-term care beds in Toronto.

•	Construction is underway for the Stoneridge Manor project to build 68 new long-term care beds and upgrade 60 long-term care beds in Carleton Place.

•	Construction is underway for the Golden Plough Lodge redevelopment project to build 29 new long-term care beds and upgrade 151 long-term care beds in Cobourg.

•	Construction is underway for the Ritz Lutheran Villa project to upgrade 128 long-term care beds in Mitchell.

•	Construction is underway for the Linhaven Long-Term Care Home project to build 13 new long-term care beds and upgrade 226 long-term care beds in St. Catharines.

•	Construction is underway for the Gilmore Lodge project to upgrade 160 long-term care beds in Fort Erie.

•	Construction is underway for Maple View Lodge to build 132 new long-term care beds in Athens.

Completed

•	Southbridge London opened in August 2022 with 160 upgraded long-term are beds in London.

•	Westhills Care Centre opened in May 2022 with 96 new long-term care beds and 64 upgraded long-term care beds in St. Catharines.

•	Lakeridge Gardens opened in March 2022 with 320 new long-term care beds in Ajax.

•	The Royal Rose Place expansion opened in March 2022 with 64 new long-term care beds in Welland.

•	The Villa Care Centre opened in March 2022 with 51 new long-term care beds and 109 upgraded long-term care beds in Midland.

•	The Mon Sheong Stouffville Long-Term Care Centre opened in October 2021 with 320 new long-term care beds in Whitchurch-Stouffville.

•	The Grove Nursing Home opened in October 2021 with 36 new long-term care beds and 60 upgraded long-term care beds in Arnprior.

•	Elmwood Place opened in September 2021 with 50 new long-term care beds and 78 upgraded long-term care beds in London.

•	The Faith Manor project opened in July 2021 with 40 new long-term care beds and 120 upgraded long-term care beds in Brampton.

•	Glen Hill Terrace opened in May 2021 with 160 upgraded long-term care beds in Whitby.

•	The Algonquin Nursing Home project opened in June 2019 with 72 upgraded long-term care beds in Mattawa.

Source: Ontario Ministry of Long-Term Care.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Building Schools

Ontario is building technologically connected and modern classrooms to support student success. This is why the government is investing $14 billion in capital grants over 10 years to construct more schools and support additions and renovations to existing schools and child care spaces. As part of this investment, $1.4 billion will support the repair and renewal of schools for the 2022–23 school year. The government is also continuing with innovative opportunities to expedite school construction. By investing in the building and renewal of schools, the government is providing healthy learning environments for Ontario students.

To expand child care, Ontario is partnering with the federal government to create 86,000 new, high quality, affordable child care spaces by 2026. Of this total, Ontario has already created more than 15,000 new spaces, including over 1,500 new licensed child care spaces in schools.

Table 1.3

Examples of School Projects Underway

Northern

•	Construction is underway for a new English public elementary school in North Bay which will serve 308 students and include 73 licensed child care spaces.

•	A new English public elementary and secondary school in Rainy River will serve 311 students and include 39 licensed child care spaces.

•	The H.M. Robbins Public School addition in Sault Ste. Marie will add 26 spaces and will now serve 266 elementary students and include 64 licensed child care spaces.

•	A new French public elementary school in Thunder Bay will serve 257 French-language students.

Southwestern

•	A new English Catholic secondary school in Brantford will serve 1,119 students and include 128 licensed child care spaces.

•	The Errol Village Public School addition in Camlachie will add 46 spaces and will now serve 236 elementary students and include 49 licensed child care spaces.

•	Construction is underway for a new English public elementary and secondary school in Kingsville which will serve 1,798 students and include 98 licensed child care spaces.

•	The Northwood Public School addition in Windsor will add 184 elementary spaces and will now serve 994 students.

Eastern

•	A new English Catholic elementary school in Gloucester will serve 507 students and include 39 licensed child care spaces.

•	A new French Catholic elementary school in Kemptville will serve 417 French-language students and include 39 licensed child care spaces.

•	Construction is underway for a new English public elementary school in Ottawa which will serve 674 students and include 39 licensed child care spaces.

•	Construction is underway for a new English public secondary school in Stittsville which will serve 1,353 students.

Central

•	Construction is underway for a new English public elementary school in Brampton which will serve 850 students and include 73 licensed child care spaces.

•	A new English Catholic secondary school in Milton will serve 1,611 students.

•	Construction is underway for a new English public secondary school in Toronto which will serve 922 students.

•	A new French Catholic elementary school in Whitby will serve 354 French-language students and include 49 licensed child care spaces.

Source: Ontario Ministry of Education.

Section A: Building Ontario Progress Report

Building Through the Investing in Canada Infrastructure Program

The Investing in Canada Infrastructure Program (ICIP) provides $30 billion in combined federal, provincial and partner funding over 10 years. Since June 2018, Ontario has committed to investing a total of $10.2 billion across five ICIP sub-streams: the Public Transit Infrastructure Stream; Green Infrastructure Stream; Rural and Northern Communities Infrastructure Stream; COVID-19 Resilience Stream; and the Community, Culture and Recreation Stream. These investments help communities meet the demand for infrastructure renewal, respond to a changing climate and support economic growth.

Table 1.4

Examples of Recently Approved and Completed Projects Under the Investing in Canada Infrastructure Program

Northern

•	Approved replacement of 1,145 metres of local drinking water pipes in the Municipality of Red Lake to increase the reliability and capacity of its watermain infrastructure.

•	Completion of the replacement of the Black Bridge in the Town of Bracebridge with a single-lane bridge and pedestrian walkway.

Southwestern

•	Completion of the reconstruction of Inglis Fall Road in the Township of Georgian Bluffs to replace deteriorated pavement surfaces and construct retaining walls along the side of the roadway.

•	Approved construction of a new elevated water storage facility in the Municipality of Bluewater to maintain efficient operation of the community’s water system.

Eastern

•	Approved upgrades to the Hiawatha First Nation water treatment system to provide residents with a safe and reliable drinking water supply.

•	Completed construction of a new youth services facility and community interest centre to serve at-risk communities in the City of Ottawa.

Central

•	Approved upgrades to the chlorine gas system at the water treatment facility in the City of Orillia to increase access to clean and reliable drinking water.

•	Completed the rehabilitation of the dam and channel in the Belfountain Conservation Area in the Town of Caledon with a new flood-resilient pedestrian bridge, rehabilitation of the existing boardwalk trail and restoration of culture heritage masonry.

Source: Ontario Ministry of Infrastructure.

Connecting Ontario Through Broadband

Access to high-speed internet allows families and workers to learn, start a business, access vital services like health care, participate in the agricultural sector, and connect with loved ones and friends. The government is investing nearly $4 billion to ensure every community across the province has access to high-speed internet by the end of 2025. To date, over $950 million has been allocated to nearly 190 high-speed internet, cellular and satellite projects. Additionally, through a new competitive process, the government has signed agreements with eight internet service providers to bring access to up to 266,000 unserved and underserved homes and businesses in as many as 339 municipalities across Ontario.

Chapter 1: Ontario’s Plan to Build: A Progress Update

The government continues to expand access to high-speed internet in Ontario through other initiatives already underway, including:

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Investing more than $109 million in Telesat’s next-generation, state-of-the art Low Earth Orbit satellite network, to help secure future access to dedicated high-speed bandwidth for remote communities.

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Investing $71 million in the Eastern Ontario Regional Network (EORN) to improve access to cellular service. This project is expected to generate as many as 3,000 jobs over 10 years and provide greater choice to residents and businesses.

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Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project to bring high-speed internet access to 63,000 more homes, businesses and farms across Southwestern Ontario. To date, over 40 of 97 SWIFT projects have been completed, bringing high-speed internet access to over 30,000 homes and businesses. Construction is underway for the remaining projects and is expected to be complete by 2023.

•

Supporting broadband upgrades at approximately 111 libraries with a provincial investment of more than $4.8 million through the Connecting Public Libraries initiative. Through the successful Request for Proposal process, upgrades are possible for over double the original target of 50 public library branches.

•	Improving connectivity in Northern Ontario, including $10.9 million to bring improved internet access to several towns and First Nation communities across Northern Ontario.

Redeveloping Ontario Place

The Ontario government is collaborating with the City of Toronto on the redevelopment of Ontario Place. The redevelopment is expected to create more than 5,000 construction and operations jobs and attract approximately five million visitors annually.

•	Earlier in fall 2022, repairs to the landmark heritage features at Ontario Place began, including upgrades to a bridge near the marina and preparations to repair the exterior of the Cinesphere.

•	Additional work is planned, including repairs to the Pod Complex for late fall 2022.

Section A: Building Ontario Progress Report

Keeping Costs Down — Progress Report

Key Progress Results — Keeping Costs Down

• The government eliminated licence plate renewal fees and plate stickers and refunded the past two years of fees for eligible vehicles to help make life more affordable for nearly eight million vehicle owners in Ontario.

• The government has permanently removed tolls on Highways 412 and 418 saving the average commuter $7.50 per trip on Highway 418 and $3.74 per trip on Highway 412.

• The government cut the gas tax and fuel tax rates on July 1, 2022. When combined with the proposed extension of these tax cuts, Ontario households would save $195, on average, between July 1, 2022, and December 31, 2023.

• With the recent enhancement of the Low-income Individuals and Families Tax (LIFT) Credit, 1.1 million lower-income workers will see an additional $300, on average, in tax relief for 2022.

• The Childcare Access and Relief from Expenses (CARE) tax credit supports eligible families with up to 75 per cent of their eligible child care expenses. For 2022, claimants of this tax credit will receive an estimated $1,250 in support, on average, before accounting for the impact of the recent Canada-Ontario Early Learning and Child Care Agreement.

• The temporary Seniors’ Home Safety Tax Credit helps seniors make their homes safer and more accessible. For 2022, it is expected that 32,000 people will benefit, and claimants of this credit will receive an estimated $1,100 in support, on average.

• The new Ontario Seniors Care at Home Tax Credit will help low- to moderate-income senior families with eligible medical expenses. For 2022, this new Personal Income Tax credit will provide an estimated $110 million in support to about 200,000 low- to moderate-income senior families.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Cutting the Cost of Driving

Eliminating Licence Plate Renewal Fees and Stickers

People and businesses continue to feel the pinch of higher costs and the government has taken action to help make life more affordable for nearly eight million vehicle owners in Ontario.

• The government put money back in people’s pockets by passing legislation in March 2022 to enable the government to refund eligible licence plate renewal fees paid since March 2020.

• The government also eliminated licence plate renewal fees and plate stickers on a go-forward basis for passenger vehicles, light-duty commercial vehicles, motorcycles and mopeds that are owned by individuals, a company or business which saves vehicle owners $120 a year in Southern Ontario, and $60 a year in Northern Ontario for passenger vehicles and light-duty commercial vehicles.

Removing Tolls on Highways 412 and 418

The government has permanently removed tolls on Highway 412 and Highway 418 to help keep costs down for families and businesses in Durham Region. Highways 412 and 418 were the only tolled north-south highways in Ontario. The removal of these tolls will save the average commuter $7.50 per trip on Highway 418 and $3.74 per trip on Highway 412, as well as relieve gridlock on local roads across Durham Region, and help improve the economic competitiveness of local businesses.

Section A: Building Ontario Progress Report

Making It Easier and More Affordable to Take Transit

The government has made it more affordable, easier and more convenient for families and workers to travel across the Greater Golden Horseshoe by eliminating double fares for most local transit when using GO Transit services, increasing PRESTO discounts for youth and postsecondary students and providing more riders with more ways to pay.

•

The GO Transit co-fare discounts apply to the following agencies: Durham Region Transit, Milton Transit, Grand River Transit, Guelph Transit, Oakville Transit, MiWay (Mississauga Transit), Brampton Transit, Hamilton Street Railway, Burlington Transit, Bradford West Gwillimbury Transit, York Region Transit and Barrie Transit.

•

Local transit is now free for riders connecting to and from GO Transit on municipal transit systems with existing GO Transit co-fare agreements. In addition, PRESTO discounts for youth and postsecondary students almost doubled, increasing to 40 per cent off the full adult fare. Children aged 12 and under continue to travel for free on all GO Transit trains and buses.

Reducing Transit Costs A Mississauga adult who commutes back and forth using MiWay and GO Transit three days a week could save $250 annually on transit expenses.

•

In August 2022, the government created more options to pay for transit, including credit cards on a smartphone or smartwatch, making it easier and more convenient for commuters on the entire GO Transit network, as well as on the Brampton, Mississauga and Oakville transit systems.

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The government is making regional transit more integrated by passing legislation that, when proclaimed, will help to create seamless transit services across the Toronto municipal boundaries. Addressing this long-time barrier to cross-boundary transit services is an important step towards achieving a fully integrated and optimized transit network.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Helping Those Who Need It Most

The impact of rising prices is felt first and hardest by the most vulnerable, including low-income families, workers and seniors. This is why the government continues to keep costs down for those who need the most help.

Helping Lower-Income Workers

Ontario is committed to helping lower-income workers keep more of their hard-earned money.

• Since the introduction of the Low-income Individuals and Families Tax (LIFT) Credit, more lower-income workers have paid little or no Ontario Personal Income Tax. Combined with other tax relief, the introduction of the LIFT Credit means that about 90 per cent of all Ontario tax filers with taxable incomes below $30,000 pay no Ontario Personal Income Tax (PIT).

• The government recently enhanced the LIFT Credit. The enhancement increased the maximum benefit from $850 to $875. It also raised the income thresholds and lowered the phase-out rate from 10 per cent to five per cent, increasing and expanding the income ranges over which the benefit is reduced. The enhancement of the credit means that 1.1 million lower-income workers will see an additional $300, on average, in tax relief for 2022. More workers now benefit from the LIFT Credit, bringing the total number of beneficiaries to 1.7 million.

Supporting Families with Child Care Expenses

Since 2019, the Ontario Childcare Access and Relief from Expenses (CARE) tax credit has supported working families, particularly families with low and moderate incomes. The CARE tax credit provides relief from eligible child care expenses, enabling families to access a broad range of child care options, including care in centres, homes and camps.

With this Personal Income Tax credit, eligible families receive up to 75 per cent of their eligible child care expenses.

For 2022, claimants of this credit will receive an estimated $1,250 in support, on average, before accounting for the impact of the recent Canada-Ontario Canada-wide Early Learning and Child Care Agreement.[3]

[3]	https://www.canada.ca/en/early-learning-child-care-agreement/agreements-provinces-territories/ontario-canada-wide-2021.html

Section A: Building Ontario Progress Report

Helping Students Catch Up

The government is enhancing its Plan to Catch Up by providing direct payments to parents through an investment of over $365 million this year. The government has launched Catch Up Payments, offering parents $200 or $250 per child to help offset costs as they support their children to catch up. This funding can be used for supports such as tutoring or learning supplies and equipment. These direct payments will help make life more affordable for parents, and ensure students receive the support they need.

Expanding Energy Efficiency Programs to Help Families and Businesses Keep Costs Down

The government directed the Independent Electricity System Operator (IESO) to report back with options for energy efficiency programs that would contribute to meeting electricity system needs.

The government is accepting the IESO recommendations to increase its energy-efficiency programs by $342 million, bringing the total investment to more than $1 billion over the current four-year electricity conservation framework.

The new and expanded programs will help families and businesses reduce electricity use so they can save money on their energy bills, while helping to meet the province’s emerging electricity system needs. The funding will support a new voluntary Residential Demand Response Program to help lower energy use at peak times and lower bills. It will also provide targeted support for greenhouse growers in Southwestern Ontario, in addition to enhancements to existing programs.

By 2025, this expansion of energy-efficiency programs will help deliver enough annual electricity savings to power approximately 130,000 homes every year and reduce system costs by over $650 million, for an estimated net benefit of over $300 million.

The overall savings from this energy efficiency programming will result in an estimated three million tonnes of greenhouse gas emission reductions over its lifetime (2023 to 2050).

Chapter 1: Ontario’s Plan to Build: A Progress Update

Helping Seniors Age in Their Own Homes

The government is committed to helping seniors age in their own homes, surrounded by their loved ones, by providing a range of supports to meet their unique needs and circumstances.

• The government introduced the temporary Ontario Seniors’ Home Safety Tax Credit for 2021 and 2022 to help seniors make their homes safer and more accessible.

• The new Ontario Seniors Care at Home Tax Credit will help low- to moderate-income senior families with a broad range of eligible medical expenses, including many expenses that support aging at home. For 2022, this new Personal Income Tax credit will provide an estimated $110 million in support to about 200,000 low-to moderate-income senior families.

•

The government is investing more than $1.5 billion over three years to expand home care, allowing seniors to stay in the homes they love, longer. With this investment and other developments, such as virtual care options, seniors and their families now have more opportunities to receive care at home.

Section B: Enhancing Ontario’s Plan to Build

Section B: Enhancing Ontario’s Plan to Build

Building Ontario’s Economy

Introduction

Despite the challenges from rising inflation to slower global growth, the government has confidence in the resilience of the province’s economy, its workers and its people. The government is supporting people and businesses by laying the foundation for better jobs and more opportunities for everyone.

As the province navigates global economic uncertainty, the government will continue to deliver on and enhance its plan to build Ontario. This plan will leverage the province’s greatest strengths — its workers, its people and its businesses.

Creating Opportunities by Cutting Red Tape

With economic turbulence on the horizon, the government is reducing more burdensome and unnecessary red tape that is preventing Ontario’s people and businesses from reaching their full potential.

Over the past four years, the government has reduced the estimated net annual cost of complying with regulations for businesses, not-for-profits, municipalities, universities and colleges, school boards and hospitals by $576 million, far exceeding its target of $400 million by March 31, 2022.

Now, as part of its plan for building Ontario, the government is refocusing its red tape reduction efforts towards helping to create jobs and making it easier to invest and build in Ontario. This includes clearing provincial supply chain delays to get goods and services to customers quickly; accelerating industrial land approvals and permitting; supporting Ontario’s agri-food system to increase supply and cut down on food costs; and working with partners across the country to remove interprovincial trade barriers. The government will continue to engage with stakeholders and bring forward red tape reduction legislation to remove unnecessary, duplicative processes and red tape, while ensuring appropriate regulatory oversights remain in place to protect the public, workers and the environment.

The government will also establish consultation groups to support its refocused red tape reduction efforts, inviting representatives from key industries and areas of activity across Ontario.

Informed by their industry experience and knowledge, the representatives will provide ideas on ways Ontario can continue to reduce red tape and administrative burden across government, making the province more competitive and a better place to do business and create jobs.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Creating a Clean Energy Credit Registry

The government is taking action and proposing legislation that would leverage Ontario’s world-class clean electricity grid by launching a voluntary clean energy credit (CEC) registry to boost competitiveness and attract jobs. The proposed registry would provide businesses with more choice in how they pursue their environmental and sustainability goals. Companies in various sectors of the economy, including the automotive sector, have corporate Environmental, Social and Governance (ESG) goals and commitments to use 100 per cent clean or renewable electricity.

A registry for CECs would provide businesses with a tool to meet these goals and demonstrate that their electricity has been sourced from clean resources, such as hydroelectric, solar, wind, bioenergy and nuclear power. Funds generated through the purchases of CECs could be returned to ratepayers, help lower electricity costs, or support future clean energy generation, further supporting Ontario’s environmental goals.

Supporting Main Street Ontario

Ontario’s small businesses are an important part of the province’s economy and communities. They create jobs and help make main streets across the province exciting and vibrant. There have been significant impacts on main street businesses due to the economic downturn caused by COVID-19, and many have not yet recovered. This is why Ontario is continuing to help main street small businesses recover and thrive by cutting taxes to support their growth. In addition, the government’s actions to cut red tape will further lower the cost of doing business, ease financial burdens and remove overly complex processes that frustrate business owners.

Supporting Small Business Growth

In 2020, the government delivered on its promise to cut the small business Corporate Income Tax (CIT) rate from 3.5 per cent to 3.2 per cent. This preferential small business CIT rate delivers annual tax relief of over $3 billion to Ontario’s small businesses.

In the 2022 Ontario Economic Outlook and Fiscal Review, the government now proposes to provide this rate to more small businesses to encourage them to grow.

Ontario’s small business CIT rate is currently subject to a small business limit of $500,000 of income that phases out between $10 million and $15 million of taxable capital employed in Canada. The government is proposing to extend the phase-out range to between $10 million and $50 million of taxable capital. This would mirror the federal government’s extension of its phase-out range for the federal small business CIT rate, supporting small businesses.

This measure would provide $185 million in Ontario income tax relief over the next three years and benefit about 5,500 small businesses. An eligible corporation could receive over $36,000 in Ontario income tax relief each year, which could be used to invest in the business, their workers and in their community.

Section B: Enhancing Ontario’s Plan to Build

The examples in the chart below show the annual Ontario income tax savings to a corporation at $12 million, $15 million and $30 million of taxable capital.

Annual Tax Savings for a Furniture Company From Extending the Small Business Limit Phase-Out

Aparna’s Fine Furniture is an Ontario corporation with several furniture stores in the province. The corporation has taxable capital of $30 million and therefore does not currently benefit from the small business CIT rate. Under the proposed extension of the small business limit phase-out, the corporation would now be eligible for the small business CIT rate on $250,000 of income. This would provide the corporation with an annual Ontario income tax saving of $20,750 that it could re-invest in the business.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Reducing Property Taxes for Small Businesses

Small businesses are the cornerstones of communities across the province. The government is ensuring that the property tax system fosters a competitive business environment. In addition to cutting high Business Education Tax rates, which has provided $450 million in annual savings for businesses, the government has provided municipalities with the flexibility to target property tax relief to small businesses. As announced in the 2020 Budget, municipalities can now provide a municipal tax reduction of up to 35 per cent for eligible commercial and industrial properties through the adoption of the optional small business property subclass.

The City of Toronto and City of Ottawa have already adopted the small business property subclass to provide tax reductions to their small businesses. The government is matching these municipal tax reductions with reductions in the education property tax to provide additional support for small businesses.

To further encourage municipalities to reduce taxes on small businesses, the government will automatically provide matching tax reductions for small businesses within all other municipalities that adopt the subclass.

Allowing for Immediate Expensing To Encourage Business Investment

The government is temporarily allowing eligible businesses to immediately expense up to $1.5 million per year for certain capital investments. Ontario is providing this support in parallel with the federal government under the common federal–provincial income tax base.

Through this action, Ontario is providing over $675 million in Ontario income tax relief over three years. As Ontario moves forward during this time of economic uncertainty, this measure will help encourage business investment that will support every sector.

Tax Saving for a Moving Company Making a $200,000 Investment

Céileidh owns a moving and delivery company that purchases new trucks at a cost of $200,000. Prior to the measure allowing immediate expensing of up to $1.5 million, the company could deduct $90,000 as depreciation in the year the trucks become available for use. Under the immediate expensing measure, the company can deduct the full $200,000. The Ontario income tax saving on the additional $110,000 deduction at the general CIT rate of 11.5 per cent is $12,650.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

Section B: Enhancing Ontario’s Plan to Build

Expanding Tax Support for Film and Television Production

The 2022 Budget announced that the government is undertaking work to modernize Ontario’s cultural media tax credits, to reflect the latest industry practices and to continue to attract investment and jobs.

As part of this work, the government is expanding eligibility for Ontario’s film and television tax credits to professional productions distributed exclusively online. Proposed regulatory amendments to implement this measure will be posted in the coming months for public review and comment.

The government also committed in the 2022 Budget to review the eligibility of location fees for the Ontario Production Services Tax Credit, a refundable tax credit which helps attract big-budget domestic and foreign film and television production to the province. To improve the competitiveness of this tax credit and incentivize more on-location filming in communities across Ontario, the government proposes to expand eligible expenditures for the credit to include location fees.

See the Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

Modernizing Capital Markets

Ontario is moving ahead with modernizing how public companies communicate with investors and with the market to reduce regulatory burden and support the digitization of the economy. In alignment with a recommendation made by the Capital Markets Modernization Taskforce, the government is proposing amendments to the Securities Act to provide rule-making authority to the Ontario Securities Commission (OSC) to enable digital access to documents, also known as Access Equals Delivery. Market participants would benefit from a more convenient, cost-efficient, timely and environmentally responsible approach to communicating information.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Working for Workers

Introduction

Ontario is facing a historic labour shortage. In the second quarter of 2022, there were over 387,000 jobs unfilled, the highest quarterly number on record. Every unfilled job represents an opportunity not taken, and a paycheque not collected.

This is a challenge not only for the economy, but for individual workers who are not reaching their full potential. This is why the government is making significant investments in skills training, so young people and those looking for the chance to start a new career can pursue their dreams. It is why the government is continuing to expand worker supports and encourage more immigrants and newcomers to come to Ontario to build a better life by helping to build Ontario. It is also why the government is moving forward with one of the most ambitious capital plans in Ontario’s history, including plans to build highways, hospitals, broadband and public transit, which will help boost the economy and support good paying jobs.

By investing in training, building on Ontario’s worker programs and supporting newcomers, the province is working for workers.

Launching Skilled Trades Ontario

In January 2022, Skilled Trades Ontario, a new Crown agency, was established to improve trades training and simplify services for tradespeople and employers across the province. It promotes and markets the trades, develops the latest training and curriculum standards, and provides a seamless one-window experience for tradespeople with many services offered digitally.

In partnership with Skilled Trades Ontario, the Ontario government has launched a one-window digital portal, which provides secure access to services, including how to apply for an apprenticeship, view exam results and renew Certificates of Qualification in compulsory trades. Additional online services will be added in phases. These changes will make it easier for more people to learn about and enter into the trades, as well as reduce processing and registration times for applicants from 60 days to 12 days.

Section B: Enhancing Ontario’s Plan to Build

Encouraging More Students to Enter the Trades

The government wants to encourage more secondary school students to consider the trades as a career opportunity and create meaningful pathways into rewarding careers. This is why the government is providing an additional $4.8 million over two years, beginning in 2023–24, to expand the Dual Credit program. This Dual Credit expansion will allow more eligible students to take apprenticeship and technological education courses that will count towards their Ontario Secondary School Diploma and a college credential, or Certificate of Apprenticeship.

This expansion will allow an additional 800 secondary students to pursue Dual Credits in 2023–24, including 400 in technological education and 400 in Level 1 Apprenticeship programs. These streams will grow in future years. Over two years, this expansion will allow up to 1,800 more students to benefit from Dual Credit programs.

In addition to the skilled trades, the government is also expanding the Dual Credit program to attract students into the Early Childhood Educator career pathway, which would provide opportunities for up to 420 students over two years.

Part of the skilled trades expansion also involves the inclusion of other apprenticeship Training Delivery Agents (TDAs) in addition to colleges in the delivery of Level 1 Apprenticeship Dual Credit programs. Approximately eight non-college TDAs will be included in 2023–24, with potential to consult and add additional TDAs including more private career colleges in Ontario for the expansion in future years.

This investment increases pathways for secondary school students seeking a career in the skilled trades. Successful completion will result in credits towards both an Ontario Secondary School Diploma and a Certificate of Apprenticeship or college credential. The pathway will be available, accessible and promoted to students across the province through their school board.

The government will explore additional tools that could allow students to graduate high school with credentials.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Improving Assistance for People on the Ontario Disability Support Program

The government will always help those who need it most and is making record investments in the Ontario Disability Support Program (ODSP). The government is making significant changes that would allow a person with a disability on the ODSP to keep more of the money they earn by increasing the monthly earnings exemption from $200 to $1,000 per month. For each dollar earned above $1,000, the person with a disability would keep 25 cents of income support.

These changes would allow the approximately 25,000 individuals currently in the workforce to keep more of their earnings and could encourage as many as 25,000 more to participate in the workforce. This would complement other ways in which the province is helping to address the labour shortage, such as by supporting workers to get the skills training they need through the Better Jobs Ontario program.

The government is also delivering on its promise to help offset rising costs for low-income people with disabilities. In August 2022, the government announced an increase to ODSP core allowances and the maximum monthly amount for the Assistance for Children with Severe Disabilities (ACSD) by five per cent. Beginning in July 2023, the government plans to adjust core allowances under the ODSP and the maximum monthly amount for the ACSD annually to inflation.

The government also plans to improve the disability eligibility determination processes, which along with other system changes are intended to reduce the time individuals are waiting to get a decision. This would include strengthening the documentation at application, streamlining the assessment process and increasing the use of digital disability submissions. Streamlining the system would help connect participants to supports faster and help make the system more accessible.

While the government is creating greater incentives, for recipients who can, to participate in the workforce, reforms are required to ensure that only those who need social assistance are the ones receiving it. This includes plans to enhance measures to deter and detect abuse of the system to maintain program integrity.

Section B: Enhancing Ontario’s Plan to Build

Enhancing the Skills Development Fund to Address Challenges to Hiring, Training or Retraining Workers

The Skills Development Fund supports innovative training projects that upskill workers and job seekers, including apprentices, preparing them for meaningful careers. This is why, building on the success of the Skills Development Fund announced in the 2020 Budget, the government is providing an additional $40 million in 2022–23, including $30 million in new funding, for a total investment of $145 million this year for the latest round of funding.

This additional funding will prioritize training programs to help people with prior involvement in the criminal justice system, at risk youth, people with disabilities, those on social assistance, Indigenous people, Ukrainian newcomers, and others facing barriers to employment. Funding will also support youth employment and training, as well as ensuring there is sufficient skilled labour to support priority housing and infrastructure projects across the province, including building highways, transit and hospital projects.

The first two rounds of funding through the Skills Development Fund delivered 388 training projects, helping more than 393,000 workers take the next step in their careers in in-demand industries, including carpenters, plumbers and health care workers. These investments will help get shovels in the ground to build highways, transit and other essential infrastructure projects, as well as help keep Ontario’s workers and businesses competitive.

Ontario Needs More Skilled Workers

Ontario is calling on the federal government to significantly increase the number of new skilled newcomers that come to Ontario to support economic growth and fill targeted labour market gaps across the province. While the Ontario Immigrant Nominee Program (OINP) has grown over time, with the federal allocation for nominations increasing from 6,500 in 2017 to 9,000 in 2021, nominees through the OINP comprise a relatively small share of all immigrants coming to the province each year.

Chapter 1: Ontario’s Plan to Build: A Progress Update

Implementing a Target Benefit Pension Plan Framework

Target benefit pension plans are intended to provide a monthly stream of income in retirement with predictable contributions for employers. These multi-employer plans would often be created by a union or association within a specific industry, enabling workers to maintain their participation in the plan even though they may move from employer to employer over time.

Specified Ontario Multi-Employer Pension Plans, which provide these types of benefits, have been operating under temporary regulations that will expire beginning in 2024, unless replaced by a permanent framework.

As announced in the 2022 Budget, this winter the Ontario government will launch its consultation with stakeholders on proposed regulations necessary for implementing a permanent target benefit framework in Ontario.

Implementation of a permanent target benefit framework would pave the way for more employers to offer workplace pension plans, increasing the opportunities for workers to save for their retirement.

Section B: Enhancing Ontario’s Plan to Build

Keeping Costs Down

Introduction

The cost of too many essentials remains high. Families, workers and seniors, especially low-income workers and those on fixed incomes, are feeling the pressure on their household budgets.

The government has always worked to keep costs down and put more money back into the pockets of the people of Ontario. Whether by cutting the gas tax and fuel tax, providing licence plate sticker rebates or providing tax relief to low-income workers and families, the government has been putting more money into people’s pockets.

In these challenging times, the government is providing additional relief on the cost of living and prioritizing those who need the most help.

Keeping Transportation Costs Down

Keeping costs down to travel and transport goods is essential for Ontario’s economy and making life more affordable for hardworking families.

Extending Tax Relief at the Pumps

In spring 2022, the Ontario government cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months, beginning July 1, 2022. Statistics Canada noted that the province’s rate cut was a contributor to the decline in gas prices in Ontario for the month of July, helping to lower consumer price inflation.

While inflation has begun to ease, the cost of living is still too high for many families.

This is why the government is proposing to extend the cuts to the gas tax and fuel tax rates so that the rate of tax on gasoline and fuel (diesel) would remain at 9 cents per litre until December 31, 2023. This would save Ontario households $195 on average between July 1, 2022, and December 31, 2023.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information about these changes.

Chapter 1: Ontario’s Plan to Build: A Progress Update

The Tax Relief at the Pumps Act, 2022 cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months, beginning July 1, 2022 — a measure that Statistics Canada[1] noted was a contributor to the decline in gas prices in Ontario for the month of July.

Inflation in Ontario’s Consumer Price Index (CPI), which measures the cost of a basket of goods and services commonly purchased by Ontario households, was 7.9 per cent in June 2022, compared to a year earlier, the fastest rate of inflation since 1983. The rate of CPI inflation subsequently moderated to 6.7 per cent year-over-year in September.

Helping Those Who Need It Most

The impact of rising prices is felt first and hardest by the most vulnerable, including low-income workers, families and seniors. This is why the government continues to keep costs down for those who need the most help.

Increasing Financial Support for Seniors

The government is helping keep costs down for low-income seniors.

During this period of rising prices, it is key that Ontario supports those who need it most. As an immediate step, the government plans to help vulnerable seniors by proposing to double the Guaranteed Annual Income System (GAINS) payment for all recipients for 12 months starting in

January 2023.

This measure would increase the maximum payment to $166 per month for single seniors and to $332 per month for couples, a maximum increase of almost $1,000 per person in 2023. This would ensure that about 200,000 of the province’s lowest income seniors would have additional support during these times.

The government is also planning to introduce measures to expand the GAINS program eligibility in the coming months, to ensure that more seniors who need financial help get it.

1	Statistics Canada, The Daily: Consumer Price Index, July 2022.

Chapter 2 ECONOMIC PERFORMANCE AND OUTLOOK

Chapter 2: Economic Performance and Outlook

Introduction

While Ontario experienced strong economic growth through 2021 and in the first half of 2022, there is economic uncertainty on the horizon. As of the second quarter of 2022, Ontario real gross domestic product (GDP) has surpassed the pre-COVID-19 level by 2.2 per cent. Employment was 141,700 (1.9 per cent) higher in September 2022 than the pre-pandemic level in February 2020.

Ontario’s real GDP is projected to rise 2.6 per cent in 2022, 0.5 per cent in 2023, 1.6 per cent in 2024 and 2.1 per cent in 2025. Forecasts for 2022, 2023 and 2024 have been revised to be lower since the 2022 Budget. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Table 2.1

Summary of Ontario’s Economic Outlook

(Per Cent)

	2021	2022p	2023p	2024p	2025p

Real GDP Growth	4.3	2.6	0.5	1.6	2.1

Nominal GDP Growth	11.9	9.2	3.5	3.8	4.1

Employment Growth	4.9	4.4	0.5	1.3	1.5

CPI Inflation	3.5	6.9	3.4	2.3	2.0

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2022 Budget

The outlook over the 2022 to 2025 period has been revised compared to the projections in the 2022 Budget. Key changes since the 2022 Budget include:

•	Faster growth in nominal GDP in 2022 and slower growth in 2023 and 2024;

•	Slower growth in real GDP from 2022 to 2024;

•	Higher job creation in 2022, but lower job growth in 2023 and 2024;

•	Higher Consumer Price Index (CPI) inflation from 2022 to 2024; and

•	Weaker home resales in 2022 and 2023.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2022 Budget Compared to the 2022 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2022p		2023p		2024p		2025p

	2022 Budget	2022 FES	2022 Budget	2022 FES	2022 Budget	2022 FES	2022 Budget	2022 FES

Real Gross Domestic Product	3.7	2.6	3.1	0.5	2.0	1.6	1.9	2.1

Nominal Gross Domestic Product	6.7	9.2	5.1	3.5	4.2	3.8	4.1	4.1

Compensation of Employees	5.6	8.9	4.6	5.1	4.6	5.4	4.1	4.6

Net Operating Surplus — Corporations	4.6	4.8	5.8	1.0	1.6	1.1	4.2	2.7

Nominal Household Consumption	8.8	11.5	6.3	4.9	4.7	4.6	4.6	4.3
Other Economic Indicators

Employment	3.9	4.4	2.0	0.5	1.7	1.3	1.2	1.5

Job Creation (000s)	287	324	153	38	133	100	95	117

Unemployment Rate (Per Cent)	6.1	5.7	5.7	6.3	5.6	6.3	5.5	6.1

Consumer Price Index	4.7	6.9	2.5	3.4	2.1	2.3	2.1	2.0

Housing Starts (000s)	86.9	86.6	84.0	76.9	87.3	77.8	87.8	85.1

Home Resales	(11.3)	(31.7)	1.5	(14.0)	1.2	16.5	1.2	1.2

Home Resale Prices	9.3	5.4	2.6	(8.1)	4.0	1.2	4.0	4.0
Key External Variables

U.S. Real Gross Domestic Product	3.7	1.6	2.6	0.2	2.1	1.5	2.0	2.1

WTI Crude Oil ($US per Barrel)	82	97	75	90	67	83	68	79

Canadian Dollar (Cents US)	79.5	77.5	79.5	77.2	79.2	78.1	80.0	79.4

Three-Month Treasury Bill Rate[1]	0.9	2.1	1.7	3.7	2.0	2.8	2.1	2.5

10-Year Government Bond Rate[1]	2.0	2.9	2.5	3.2	2.8	3.2	2.9	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.

1   Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2022); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Ontario’s economy continued to grow over the first half of 2022, outpacing growth in both Canada and the United States. Ontario real GDP advanced by 1.1 per cent in the first quarter of 2022, followed by a gain of 0.9 per cent in the second quarter. Growth has been supported by consumer spending along with stronger exports. Ontario real GDP has surpassed the pre-pandemic level by 2.2 per cent.

Canada’s real GDP grew by 0.8 per cent in both the first and second quarters of 2022 and is 1.7 per cent higher than the pre-pandemic level.

The U.S. economy weakened over the first half of the year, with real GDP declines of 0.4 per cent in the first quarter and 0.1 per cent in the second quarter. As of the second quarter of 2022, U.S. real GDP is 3.5 per cent above the pre-pandemic level.

Chapter 2: Economic Performance and Outlook

The Ontario labour market remains strong, with high levels of employment and a low unemployment rate. At 5.8 per cent in September 2022, Ontario’s unemployment rate remains near a historic low.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Many jurisdictions around the world are experiencing elevated inflation driven by the economic recovery from the COVID-19 pandemic that was aided by unprecedented monetary policy support, global supply-chain disruptions and the impact on commodity markets related to the war in Ukraine. Higher than expected inflation has led many central banks, including the Bank of Canada, to raise interest rates to slow inflation.

In 2022, consumer price inflation in Ontario nearly reached a 40-year high, but has begun moderating in recent months, down to 6.7 per cent (year-over-year) in September from a peak of 7.9 per cent in June.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists and continually tracks their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 3.0 per cent in 2022, 0.6 per cent in 2023, 1.7 per cent in 2024, and 2.2 per cent in 2025. Forecasts for 2022, 2023 and 2024 have been revised lower since the 2022 Budget. The Ontario Ministry of Finance’s real GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)
	2022	2023	2024	2025

Stokes Economics (July)	3.3	1.6	2.2	2.3

Royal Bank of Canada (September)	3.2	0.3	–	–

Scotiabank (September)	3.2	1.0	–	–

National Bank of Canada (September)	3.1	0.9	–	–

Laurentian Bank Securities (September)	3.0	1.2	1.4	–

TD Bank Group (September)	2.9	0.7	1.0	1.7

Desjardins Group (September)	2.9	(0.1)	1.5	2.1

BMO Capital Markets (September)	2.9	(0.4)	–	–

The Conference Board of Canada (September)	3.2	1.1	2.9	2.0

CIBC Capital Markets (September)	2.8	0.3	1.3	–

Central 1 Credit Union (September)	2.6	1.0	1.5	–

Quantitative Economic Decisions, Inc. (September)	3.0	0.2	1.0	2.3

University of Toronto (September)	3.4	0.7	2.5	2.9

Private-Sector Survey Average	3.0	0.6	1.7	2.2

Ontario’s Planning Assumption	2.6	0.5	1.6	2.1
Sources: Ontario Ministry of Finance Survey of Forecasters (September 29, 2022) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 9.6 per cent in 2022, 3.6 per cent in 2023, 3.9 per cent in 2024, and 4.2 per cent in 2025. The Ontario Ministry of Finance’s nominal GDP projections are set below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2022	2023	2024	2025

Stokes Economics (July)	9.1	5.0	4.8	4.2

Royal Bank of Canada (September)	9.3	3.2	–	–

Scotiabank (September)	10.1	3.8	–	–

National Bank of Canada (September)	9.1	2.4	–	–

Laurentian Bank Securities (September)	8.6	4.1	3.6	–

TD Bank Group (September)	9.5	5.0	3.2	3.7

Desjardins Group (September)	10.8	2.1	–	–

BMO Capital Markets (September)	9.4	3.1	–	–

The Conference Board of Canada (September)	10.2	3.4	4.5	3.2

CIBC Capital Markets (September)	8.8	2.0	3.5	–

Central 1 Credit Union (September)	9.5	3.6	2.9	–

Quantitative Economic Decisions, Inc. (September)	9.5	6.0	4.0	4.9

University of Toronto (September)	11.1	3.2	4.5	4.8

Private-Sector Survey Average	9.6	3.6	3.9	4.2

Ontario’s Planning Assumption	9.2	3.5	3.8	4.1
Sources: Ontario Ministry of Finance Survey of Forecasters (September 29, 2022) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

Global economic growth expectations have eased since the beginning of 2022 due to higher-than-expected inflation and rising interest rates, slower-than-expected growth in China and the continued impact of the war in Ukraine. The International Monetary Fund projects global real GDP growth of 3.2 per cent in 2022 and 2.7 per cent in 2023, down from growth of 4.4 per cent in 2022 and 3.8 per cent in 2023 that was forecast in January.

U.S. real GDP is projected to increase by 1.6 per cent in 2022 and 0.2 per cent in 2023. Euro area real GDP is projected to rise 3.1 per cent in 2022 and 0.5 per cent in 2023. China’s real GDP is forecast to rise 3.2 per cent in 2022 and 4.4 per cent in 2023.

Chapter 2: Economic Performance and Outlook

High inflation has prompted central banks in many countries to raise policy interest rates, putting upward pressure on government bond rates. The Bank of Canada this year raised its target overnight rate from 0.25 per cent to 3.25 per cent and has signaled further increases are expected. The Government of Canada three-month treasury bill rate is expected to rise from 0.1 per cent in 2021 to 2.1 per cent in 2022 and then 3.7 per cent in 2023 before moderating to 2.5 per cent in 2025. Similarly, the Government of Canada 10-year bond rate is projected to increase from 1.4 per cent in 2021 to 2.9 per cent in 2022, rise to 3.2 per cent in 2023 and remain at 3.2 per cent into 2025.

Chapter 2: Economic Performance and Outlook

Rising demand and tight supply conditions helped global crude oil prices increase from their COVID-19 pandemic-era lows, however the easing global economic growth outlook has helped soften prices recently. West Texas Intermediate (WTI) crude oil prices are expected to average US$97 per barrel in 2022 before declining over the subsequent years. By 2025, WTI crude oil prices are expected to average US$79 per barrel.

Table 2.5

External Factors

	2021	2022p	2023p	2024p	2025p

World Real GDP Growth (Per Cent)	6.1	3.2	2.7	3.2	3.4

U.S. Real GDP Growth (Per Cent)	5.9	1.6	0.2	1.5	2.1

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	68	97	90	83	79

Canadian Dollar (Cents US)	79.8	77.5	77.2	78.1	79.4

Three-Month Treasury Bill Rate[1] (Per Cent)	0.1	2.1	3.7	2.8	2.5

10-Year Government Bond Rate[1] (Per Cent)	1.4	2.9	3.2	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.

1 Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2022); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (October 2022); and Ontario Ministry of Finance Survey of Forecasters.

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects that Ontario real GDP will grow by 2.6 per cent in 2022. Real GDP is then projected to rise by 0.5 per cent in 2023, 1.6 per cent in 2024 and 2.1 per cent in 2025. Table 2.6 provides details of the Ontario Ministry of Finance’s economic outlook over the forecast period.

Table 2.6

Ontario’s Economic Outlook

(Per Cent Change)

	2021	2022p	2023p	2024p	2025p
Real Gross Domestic Product	4.3	2.6	0.5	1.6	2.1
Nominal Gross Domestic Product	11.9	9.2	3.5	3.8	4.1
Compensation of Employees	9.3	8.9	5.1	5.4	4.6
Net Operating Surplus — Corporations	24.2	4.8	1.0	1.1	2.7
Nominal Household Consumption	7.0	11.5	4.9	4.6	4.3
Other Economic Indicators
Employment	4.9	4.4	0.5	1.3	1.5
Job Creation (000s)	345	324	38	100	117
Unemployment Rate (Per Cent)	8.0	5.7	6.3	6.3	6.1
Consumer Price Index	3.5	6.9	3.4	2.3	2.0
Housing Starts (000s)	99.6	86.6	76.9	77.8	85.1
Home Resales	18.6	(31.7)	(14.0)	16.5	1.2
Home Resale Prices	23.6	5.4	(8.1)	1.2	4.0
Key External Variables
U.S. Real Gross Domestic Product	5.9	1.6	0.2	1.5	2.1
WTI Crude Oil ($US per Barrel)	68	97	90	83	79
Canadian Dollar (Cents US)	79.8	77.5	77.2	78.1	79.4
Three-Month Treasury Bill Rate[1]	0.1	2.1	3.7	2.8	2.5
10-Year Government Bond Rate[1]	1.4	2.9	3.2	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2022.

1 Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2022); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Employment

Employment in Ontario is projected to increase by 324,000 or 4.4 per cent in 2022. The unemployment rate is projected to average 5.7 per cent in 2022, down from 8.0 per cent in 2021 and just above the pre-pandemic rate of 5.6 per cent in 2019.

As the pace of economic growth moderates, employment is projected to grow at a slower rate. Employment is forecast to increase by 0.5 per cent in 2023, 1.3 per cent in 2024 and 1.5 per cent in 2025. As labour force growth is expected to outpace employment growth in the second half of 2022 and into 2023, the unemployment rate is projected to rise moderately, averaging 6.3 per cent in 2023 and 2024. Stronger employment gains in 2024 and 2025 are forecast to lower the unemployment rate to 6.1 per cent in 2025.

Chapter 2: Economic Performance and Outlook

Household Incomes and Consumption

Household income growth is projected to remain relatively strong, supported by employment growth. However, consumer spending is projected to slow as high inflation and interest rates temper demand, although accumulated household savings will provide some support. Nominal household consumption is projected to grow 11.5 per cent in 2022 and then slow to an annual average of 4.6 per cent from 2023 to 2025.

Consumer Price Inflation

Ontario’s Consumer Price Index (CPI) inflation has exceeded expectations recently, as in many other jurisdictions, due to persistent supply chain issues, steep increases in commodity prices and strong domestic demand. Inflationary pressures have broadened across goods and services. Additionally, expectations for future inflation have risen. The Ontario CPI is projected to increase by 6.9 per cent in 2022, up from 3.5 per cent growth in 2021.

As global economic growth moderates, demand for commodities and other goods should ease and help decrease supply chain bottlenecks. Rising interest rates will slow domestic demand, which should lower price pressures.

The future trajectory of CPI inflation is highly uncertain and dependent on the path of the economy and central bank actions. Private-sector economists have a range of views, with forecasts for 2023 inflation ranging from 2.7 per cent to 4.4 per cent. The range of views narrows to between 1.9 per cent and 3.2 per cent in 2024 and to between 1.8 per cent and 2.1 per cent in 2025. For planning purposes, Ontario is projecting CPI inflation to be 3.4 per cent in 2023 and 2.3 per cent in 2024 before converging to the Bank of Canada’s target rate of 2.0 per cent in 2025.

Chapter 2: Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Housing

Ontario’s housing market grew strongly in 2021 and into the early months of 2022, in an environment of low interest rates, higher overall incomes, limited resale listings and shifting home preferences. After average home resale prices reached a peak in February 2022, the housing market began adjusting to higher interest rates. As of September, home resales were 41.0 per cent below the February 2022 level, while average home resale prices were 15.5 per cent lower over the same period.

Housing market activity is expected to continue to moderate as interest rate increases impact affordability and overall housing market activity returns to levels more consistent with fundamental drivers of housing demand, such as population growth. The number of Ontario home resales is expected to decline by 31.7 per cent in 2022. Despite recent monthly declines in home prices, strong momentum in late 2021 and early 2022 will support an average annual increase of 5.4 per cent in Ontario average home resale prices in 2022. The moderation in the housing market is projected to continue in 2023 before rebounding in 2024 and 2025.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Recent elevated levels of consumer price inflation in many jurisdictions around the world have prompted key central banks, including the Bank of Canada, to aggressively tighten monetary policy. If central banks determine that there is a significant risk that consumer and business expectations for elevated inflation are becoming entrenched, they may move even more aggressively and for longer. This represents a significant downside risk for global economies, including for the U.S. economy. Rising interest rates also pose a risk to asset markets, including housing, as prices adjust to reflect changing monetary policy conditions.

Supply chain disruptions and geopolitical risks continue to affect the global economy, including impacts on commodity markets from the invasion of Ukraine by Russia, as well as disruptions to economic activity, primarily in China, from recent outbreaks of COVID-19. Although supply disruptions are expected to ease, they continue to pose a heightened risk to the global economy, which is compounded by recent disruptions to major commodity markets.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7

Impact of Sustained Changes in Key External Factors on Real GDP Growth

(Percentage Point Change)
Change in Real GDP Growth
	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)
Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)
Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p

Faster Growth Scenario	3.5	2.1	1.9	2.4

Planning Projection	2.6	0.5	1.6	2.1

Slower Growth Scenario	2.5	(0.9)	1.5	2.0
p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.
Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2022p	2023p	2024p	2025p

Faster Growth Scenario	10.4	5.9	4.3	4.6

Planning Projection	9.2	3.5	3.8	4.1

Slower Growth Scenario	8.8	1.3	3.5	3.8
p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.
Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

By 2025, the level of real GDP in the Faster Growth scenario is 3.1 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 1.7 per cent lower. The nominal GDP scenarios show a wider range of outcomes over the next four years compared to the real GDP scenarios due largely to heightened near-term uncertainty around GDP inflation. By 2025, the level of nominal GDP in the Faster Growth scenario is 4.4 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 3.0 per cent lower.

Chapter 3 A STRONG FOUNDATION FOR THE NEXT GENERATION: ONTARIO’S FISCAL PLAN AND OUTLOOK

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Introduction — Ontario’s Plan to Eliminate Deficits and Invest in the Future

The government is continuing to build a stronger economy and lay the foundation for long-term prosperity through a responsible and flexible fiscal plan to respond to uncertainty and risks.

The government recognizes that there remains a high degree of economic uncertainty that could have a significant effect on the province. This is why the government is working to support a long-term plan that will ensure the province is in a strong position to manage risks in a challenging global economy, while investing to build a stronger Ontario. The government has also introduced targeted measures to help keep costs down for families and businesses as prices and interest rates continue to rise.

The 2022 Ontario Economic Outlook and Fiscal Review is reporting progress, with fiscal improvement in all years compared to the plan set out in the 2022 Budget. The government is committed to eliminating the province’s structural deficit in light of ongoing economic uncertainty and fiscal challenges. The government is also redoubling its efforts to bring Ontario’s finances back to balance while continuing to fund Ontario’s Plan to Build and critical government services such as health and education.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

The Public Accounts of Ontario 2021–2022 reported a surplus of $2.1 billion in 2021–22, however this surplus is not indicative of fiscal outlook projections going forward, as the Public Accounts do not consider forward-looking factors, such as the impact of changes in the economic outlook or planned future spending decisions.

The government is now projecting a $12.9 billion deficit in 2022–23. Over the medium term, the government projects declining deficits of $8.1 billion in 2023–24 and $0.7 billion in 2024–25.

The net debt-to-gross domestic product (GDP) ratio is projected to be 38.4 per cent in 2022–23, 3.0 percentage points lower than the 41.4 per cent forecast presented in the 2022 Budget. This is down 0.8 percentage points since 2021–22. Over the medium-term outlook, the net debt-to-GDP ratio is also forecast to remain lower than the forecasts contained in the 2022 Budget.

Table 3.1

Fiscal Summary

($ Billions)

	Actual 2021–22	Current Outlook 2022–23	Medium-Term Outlook
			2023–24	2024–25
Revenue	185.1	186.8	192.9	204.1
Expense
Programs	170.5	185.2	185.0	188.3
Interest on Debt	12.6	13.6	14.5	14.9
Total Expense	183.0	198.8	199.5	203.2
Surplus/(Deficit) Before Reserve	2.1	(11.9)	(6.6)	0.8
Reserve	–	1.0	1.5	1.5
Surplus/(Deficit)	2.1	(12.9)	(8.1)	(0.7)
Net Debt as a Per Cent of GDP	39.2%	38.4%	38.7%	38.3%
Net Debt as a Per Cent of Revenue	205.6%	218.0%	220.1%	213.8%
Interest on Debt as Per Cent of Revenue	6.8%	7.3%	7.5%	7.3%

Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 30, 2022.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Key Changes in 2022–23 Since the 2022 Budget

Ontario’s 2022–23 deficit is projected to be $12.9 billion — an improvement of nearly $7 billion from the outlook published in the 2022 Budget.

Revenues in 2022–23 are projected to be $186.8 billion, $7.0 billion higher than forecast in the 2022 Budget. This increase is largely driven by higher-than-expected 2021 taxation revenues indicated by tax return processing and higher-than-projected nominal GDP and inflation in 2022. This forecast is based on information available to September 29, 2022. Tax return processing data from the Canada Revenue Agency for the 2021 tax year became available well after the fiscal year-end, and additional new information for the 2021 tax year continues to be provided through the year. Information arriving subsequent to September 29, 2022 will be reflected in future fiscal updates.

Program expense is projected to be $185.2 billion, unchanged from the 2022 Budget forecast, with new initiatives funded from existing contingencies.

Ontario is forecast to pay $13.6 billion in interest costs in 2022–23, $0.1 billion higher than the forecast in the 2022 Budget.

The net debt-to-GDP ratio is now projected to be 38.4 per cent in 2022–23, 3.0 percentage points lower than the 41.4 per cent forecast in the 2022 Budget, and down 0.8 percentage points from 2021–22. The net debt-to-GDP ratio decreased due to lower than previously projected deficits and higher nominal GDP growth.

The 2022–23 outlook also maintains a $1.0 billion reserve, unchanged from the 2022 Budget, to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. This is part of the government’s flexible fiscal plan to respond to uncertainty and risks.

Table 3.2

2022–23 In-Year Fiscal Performance

($ Billions)

	2022 Budget	Current Outlook	In-Year Change
Revenue	179.8	186.8	7.0
Expense
Programs	185.2	185.2	–
Interest on Debt	13.5	13.6	0.1
Total Expense	198.6	198.8	0.1
Surplus/(Deficit) Before Reserve	(18.9)	(11.9)	6.9
Reserve	1.0	1.0	–
Surplus/(Deficit)	(19.9)	(12.9)	6.9

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Revenue

The 2022–23 total revenue outlook is $186.8 billion, $7.0 billion higher than projected in the 2022 Budget and $5.8 billion higher than projected in the 2022–23 First Quarter Finances. The increase in the revenue forecast since the 2022–23 First Quarter Finances is mainly due to higher-than-expected 2021 taxation revenues, indicated by tax return processing information available in August for the last taxation year.

Table 3.3

Key Changes to 2022–23 Revenue Projections

($ Millions)

		2022–23
2022 Budget Total Revenue		179,798

Revenue Changes in the 2022–23 First Quarter Finances		1,204

Revenue Changes Since the 2022–23 First Quarter Finances
Personal Income Tax	4,813
Corporations Tax	2,512
Gasoline and Fuel Taxes	(444)
Sales Tax	(446)
Land Transfer Tax	(514)
All Other Taxes	(89)

Total Taxation Revenue		5,832
Government of Canada Transfers		8
Government Business Enterprises		(20)

Total Revenue Changes Since the 2022–23 First Quarter Finances		5,820

Total Revenue Changes Since the 2022 Budget		7,024

2022 Ontario Economic Outlook and Fiscal Review Total Revenue Outlook		186,821

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Key projected changes in the revenue outlook compared with the 2022–23 First Quarter Finances forecast include:

•

Personal Income Tax (PIT) revenue increased by $4,813 million mainly due to higher-than-expected revenues from the processing of 2021 tax returns and stronger growth in compensation of employees in 2022. Personal Income Tax revenue is projected to grow by $3,588 million, or 7.7 per cent, compared to 2021–22. Included in the PIT projection are unique factors such as the impact of Canada Recovery Benefit payments that have been deemed taxable by the federal government.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•

Corporations Tax revenue increased by $2,512 million mainly due to higher-than-projected revenues from the processing of 2021 tax returns and stronger growth in net operating surplus of corporations in 2022. Corporations Tax revenue is projected to decline by $2,563 million, or 10.2 per cent, compared to 2021–22 mainly due to a one-time amount of $3.8 billion included in 2021–22 reflecting 2020 and 2021 tax returns processed after the finalization of the Public Accounts of Ontario 2020–2021.

•

Gasoline and Fuel Taxes combined decreased by $444 million due to the proposed 12-month extension of the reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre and lower projected fuel consumption volumes. Gasoline Tax and Fuel Tax revenues are projected to decline by $625 million, or 21.0 per cent, compared to 2021–22 due to the reduction to the Gasoline Tax and Fuel Tax. See Annex: Details of Tax Measures and Other Legislative Initiatives for more information.

•

Sales Tax revenue decreased by $446 million mainly due to a lower forecast for housing completions and household consumption spending in 2023. Sales Tax revenue is projected to grow by $2,081 million, or 6.8 per cent, compared to 2021–22 supported by strong 2022 household consumption growth and moderated by slower growth in housing completions.

•

Land Transfer Tax revenue is lower by $514 million mainly due to a decline in projected home resales in 2022. Land Transfer Tax revenue is projected to decline by $1,442 million, or 24.8 per cent, compared to 2021–22 due to a decline in projected home resales in 2022.

•

All Other Taxes combined decreased by $89 million, which is mainly due to lower-than-expected revenues from Tobacco Tax and Beer, Wine and Spirits Taxes. Revenue from All Other Taxes is projected to grow by $698 million, or 3.4 per cent, compared to 2021–22 mainly due to higher projected Employer Health Tax and Ontario Health Premium revenues, partially offset by lower projected Electricity Payments in Lieu of Taxes and Education Property Tax revenues.

•

Government of Canada Transfers increased by $8 million, reflecting additional federal funding to support French-language infrastructure projects. Government of Canada Transfers are projected to grow by $436 million, or 1.4 per cent, compared to 2021–22 mainly reflecting higher federal funding under the Canada Health Transfer and Canada Social Transfer programs and funding for infrastructure projects, partially offset by a $2.5 billion reduction in one-time funding related to COVID-19 from $3.7 billion in 2021–22 to $1.2 billion in 2022–23.

•

Net income from Government Business Enterprises declined by $20 million mainly due to a decrease in projected Liquor Control Board of Ontario net income that is largely related to lower-than-expected sales from rapid normalization of consumer purchasing patterns following the COVID-19 pandemic and higher shipping costs, partially offset by higher projected net income from the Ontario Lottery and Gaming Corporation due to higher-than-expected casino revenues. Net income from Government Business Enterprises is projected to decline by $182 million, or 2.8 per cent, compared to 2021–22 mainly due to lower projected net income from Ontario Power Generation and Hydro One Limited. This is partially offset by higher projected net income from the Ontario Lottery and Gaming Corporation.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Expense

The 2022–23 total expense outlook is $198.8 billion, $120 million higher than the 2022 Budget and $15 million higher than the 2022–23 First Quarter Finances, due to increased interest on debt expense as a result of higher than projected interest rates.

The government is laying a strong fiscal foundation to support people and businesses, while continuing to invest in critical public services. In 2022–23, base program expense is projected to increase by $18.1 billion compared to 2021–22.

Table 3.4

Key Changes to 2022–23 Total Expense Projections

($ Millions)
		2022–23
2022 Budget Total Expense		198,648

Total Expense Changes in the 2022–23 First Quarter Finances		105

Program Expense Changes Since the 2022–23 First Quarter Finances:
Direct Supports to Parents	365
Support for Major Automotive Manufacturers	213
Ontario COVID-19 Worker Income Protection Benefit Extension	184
Ontario Disability Support Program 5% Rate Increase	146
Ontario Guaranteed Annual Income System (GAINS)	40
Skills Development Fund	30
Social Services Relief Fund	27
Ontario Small Business Relief Grant	18
All Other Changes	38

Total New Allocated Spending	1,062
Drawdown of the Standard Contingency Fund	(1,062)

Total Program Expense Changes Since the 2022–23 First Quarter Finances		–
Interest on Debt Change Since the 2022–23 First Quarter Finances		15

Total Expense Changes Since the 2022–23 First Quarter Finances		15

Total Expense Changes Since the 2022 Budget		120

2022 Ontario Economic Outlook and Fiscal Review Total Expense Outlook		198,768

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Since the release of the 2022–23 First Quarter Finances, the government has allocated $1.1 billion towards additional resources for students, workers and businesses, and for supporting the most vulnerable in a time of rising prices and interest rates. These investments were offset from the standard Contingency Fund. Key investments include:

•	$365 million for direct payments to parents as part of Ontario’s Plan to Catch Up, with supports for student success such as tutoring or learning supplies and equipment;

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•

Up to $213 million in support to major automotive manufacturers who are making investments in the retooling of their assembly plants, maintaining and creating jobs, conducting research and development, and building towards the electrified future of Ontario’s automotive industry;

•

$184 million made available for extending the Ontario COVID-19 Worker Income Protection Benefit until March 31, 2023, to reimburse eligible employers for infectious disease emergency leave paid to employees;

•

$146 million to increase the monthly core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities program by five per cent as of September 2022;

•	$40 million for the Ontario Guaranteed Annual Income System program to provide low-income seniors with immediate help to manage costs;

•

$30 million investment in the Skills Development Fund, bringing total funding to $145 million in 2022–23 for the latest round, to support priority infrastructure such as transit and health care projects and youth employment by hiring, training or retraining workers, including apprentices;

•	An additional $27 million to help address key housing and homelessness pressures in the City of Toronto through the Social Services Relief Fund;

•

$18 million in additional funding through the Ontario Small Business Relief Grant to extend the application deadlines of the time-limited COVID-19 program to ensure all eligible small businesses impacted by safety measures taken in January 2022 could apply; and

•	$38 million in all other changes including supports for tourism and cultural initiatives.

Interest on Debt expense is projected to be $13.6 billion, $15 million higher than the forecast in the 2022–23 First Quarter Finances and $120 million higher than forecast in the 2022 Budget.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Prudence and COVID-19 Time-Limited Funding in 2022–23

The province continues to maintain a responsible and flexible fiscal plan to respond to uncertainty and risks. The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2022 Budget included a reserve of $1.0 billion in 2022–23, which has been maintained as part of the current fiscal outlook. In addition, the standard Contingency Fund is maintained to help mitigate expense risks. The remaining standard Contingency Fund is currently projected at $3.5 billion for 2022–23.

To maintain the flexibility necessary given ongoing uncertainty, the government had previously made available time-limited funding and extraordinary contingencies through the Time-Limited COVID-19 Fund. For the 2022–23 fiscal year, the $2.8 billion Time-Limited COVID-19 Fund has been fully allocated as of the 2022 Budget. Total COVID-19 Time-Limited Funding has increased by $0.6 billion, offset through draws on the standard Contingency Fund, and is now projected to be $7.5 billion in 2022–23.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting deficits of $8.1 billion in 2023–24 and $0.7 billion in 2024–25. This represents an improvement of $4.3 billion in 2023–24 and $6.9 billion in 2024–25 since the 2022 Budget.

Over the medium term, revenue is forecast to increase from $186.8 billion in 2022–23 to $204.1 billion in 2024–25, while total expense is projected to increase from $198.8 billion to $203.2 billion over the same period.

Medium-Term Revenue Outlook

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

		Current Outlook 2022–23
	Actual 2021–22		Medium-Term Outlook
			2023–24	2024–25
Revenue
Personal Income Tax	46.8	50.3	53.0	56.3
Sales Tax	30.4	32.4	33.4	35.0
Corporations Tax	25.2	22.7	22.9	24.0
Ontario Health Premium	4.4	4.7	4.9	5.1
Education Property Tax	5.7	5.7	5.6	5.6
All Other Taxes	19.2	17.6	17.6	19.9
Total Taxation Revenue	131.7	133.4	137.6	145.9
Government of Canada	30.6	31.0	32.0	33.7
Income from Government Business Enterprises	6.4	6.3	6.7	7.4
Other Non-Tax Revenue	16.3	16.1	16.6	17.0
Total Revenue	185.1	186.8	192.9	204.1

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue outlook reflects the impact of finalized 2021–22 results and the updated economic growth outlook since the 2022 Budget. See Chapter 2: Economic Performance and Outlook for more details.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in the compensation of employees. Between 2022–23 and 2024–25, PIT revenue is projected to grow at an average annual rate of 5.7 per cent.

The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 3.8 per cent between 2022–23 and 2024–25.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

The forecast for Corporations Tax revenue is driven by the projection for net operating surplus of corporations. Corporations Tax revenue is projected to grow at an average annual rate of 2.8 per cent between 2022–23 and 2024–25.

The Ontario Health Premium revenue forecast is based primarily on the outlook for growth in the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 4.2 per cent between 2022–23 and 2024–25.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to remain relatively stable from 2022–23 to 2024–25, with assessment growth offset by the impact of previously announced measures, including the reduction in Business Education Tax (BET) rates.

Revenues from All Other Taxes are projected to increase at an average annual rate of 6.4 per cent between 2022–23 and 2024–25. This includes revenues from the Employer Health Tax; Land Transfer Tax; Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, Fuel Tax and Tobacco Tax.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 4.3 per cent from 2022–23 to 2024–25, which reflect $1.2 billion in one-time funding related to COVID-19 that ends in 2022–23, and approximately $6.6 billion in federal revenue between 2022–23 to 2024–25 to implement the Canada-wide Early Learning and Child Care Agreement.

The outlook for income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG). Net incomes of GBEs are projected to increase at an average annual rate of 9.0 per cent from 2022–23 to 2024–25. The strong growth mainly reflects increased returns from OLG stemming from investments in land-based gaming sites and COVID-19 pandemic recovery, as well as growth in lottery and online offerings.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax Revenue is projected to increase at an average annual rate of 2.7 per cent from 2022–23 to 2024–25 largely due to the expected increase in third-party revenues of hospitals, school boards and colleges that are reflected in Ontario’s financial statements.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Economic and Fiscal Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for more details. Based on the two alternative nominal GDP economic scenarios, two taxation revenue scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes but should not be considered as the best case or the worst case.

Table 3.6

Ontario’s Taxation Revenue Scenarios

($ Billions)
	2022–23p	2023–24p	2024–25p
Faster Growth Scenario	135.9	144.5	155.1
Planning Projection	133.4	137.6	145.9
Slower Growth Scenario	131.8	132.0	138.5

p = Ontario Ministry of Finance Planning Projection based on external sources and alternative scenarios.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

In the Faster Growth scenario, total taxation revenue is $9.2 billion higher in 2024–25 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $7.4 billion lower.

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Under the Faster Growth scenario, the deficit outlook may improve to $10.4 billion in 2022–23, $0.9 billion in 2023–24, and reach a surplus of $9.2 billion in 2024–25. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $14.6 billion in 2022– 23, $13.9 billion in 2023–24, and $8.5 billion in 2024–25.

In these alternative outlook scenarios, program expenditures are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Medium-Term Expense Outlook

The total expense outlook is projected to grow from $198.8 billion in 2022–23 to $203.2 billion in 2024–25 as the government continues to invest in critical programs in health care, education, social services and skills training.

Ontario’s program expense outlook is projected to increase from $185.2 billion in 2022–23 to $188.3 billion in 2024–25 as COVID-19 Time-Limited Funding of $7.5 billion is projected to be phased out by 2023–24. Base program expense is projected to increase by $10.6 billion over the same period.

Table 3.7

Summary of Medium-Term Expense Outlook

($ Billions)

		Current
	Actual	Outlook	Medium-Term Outlook

	2021–22	2022–23	2023–24	2024–25
Base Programs[1]
Health Sector	69.6	75.2	77.8	78.3
Education Sector[2]	28.8	32.4	34.2	35.1
Postsecondary Education Sector	10.5	10.8	11.2	11.4
Children’s and Social Services Sector	16.8	18.5	19.0	19.4
Justice Sector	4.7	5.3	5.1	5.1
Other Programs	29.2	35.5	37.6	38.9
Total Base Programs	159.6	177.7	185.0	188.3
COVID-19 Time-Limited Funding	10.9	7.5	–	–
Total Programs	170.5	185.2	185.0	188.3
Interest on Debt	12.6	13.6	14.5	14.9
Total Expense	183.0	198.8	199.5	203.2

[1]

For presentation purposes beginning in the 2021 Budget, one-time COVID-19-related spending has been included within COVID-19 Time-Limited Funding. The change in presentation does not impact ministry allocations or ministry structure(s) presented in the 2022–23 Expenditure Estimates.

[2]	Excludes Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

The government has made substantial time-limited COVID-19 investments, which are presented separately to transparently capture the temporary nature of these investments.

In addition to these temporary COVID-19-related initiatives, the government is investing in critical public services and skills training as part of its plan to build a stronger Ontario. In 2022–23, base program expense is projected to increase by $18.1 billion compared to 2021–22, or 11.3 per cent, with an increase of $5.6 billion for health and $3.6 billion for education. Over the medium-term outlook, base program expense is projected to increase every year, growing at an average annual rate of 2.9 per cent from 2022–23 to 2024–25.

Highlights of changes to the program expense outlook over the medium term include the following:

•	Base Health Sector expense is projected to increase from $75.2 billion in 2022–23 to $78.3 billion in 2024–25. The growth is primarily due to investments to:

•	Expand home and community care services and improve quality of care;

•	Support Ontario’s Long-Term Care Staffing Plan, including an increase in the system-level average of daily direct care per resident to four hours by 2024–25;

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•	Implement a permanent wage enhancement to personal support workers who deliver publicly funded support services in home and community care, long-term care and hospitals; and

•	Address growing demand for health care services.

•	Base Education Sector expense is projected to increase from $32.4 billion in 2022–23 to $35.1 billion in 2024–25. Key investments include:

•

Funding to support Ontario’s implementation of the Canada-wide Early Learning and Child Care Agreement to increase access to high quality affordable child care, and put more money into parents’ pockets; and

•	Funding to school boards to support student learning and success.

•	Base Postsecondary Education Sector expense is projected to increase from $10.8 billion in 2022–23 to $11.4 billion in 2024–25. Key investments include:

•	$142 million over three years to provide additional supports to postsecondary institutions delivering clinical education for nursing-related programs and to expand medical school education;

•

$61 million over three years for the Ontario Learn and Stay Grant to provide financial supports for approximately 2,500 eligible postsecondary students who enrol in priority programs such as Health Human Resources, in priority communities, and continue to work in underserved communities in the region where they studied after graduation; and

•	Maintaining the financial sustainability of the Ontario Student Assistance Program (OSAP).

•	Base Children’s and Social Services Sector expense is projected to increase from $18.5 billion in 2022–23 to $19.4 billion in 2024–25. Key investments include:

•

$763 million over two years to annually adjust to inflation the core allowances for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program, starting in July 2023. This is in addition to the five per cent increase that took effect in September 2022. The government is also proposing to increase the amount that a person with a disability on the Ontario Disability Support Program can earn monthly without impacting the amount of support they receive. The monthly earnings exemption will change from $200 to $1,000.

•

Base Justice Sector expense is projected to decrease from $5.3 billion in 2022–23 to $5.1 billion in 2024–25 primarily due to time-limited initiatives such as the Criminal Case Backlog Reduction Strategy, as well as revised implementation timelines for the Public Safety Radio Network project.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•

Base Other Programs expense is projected to increase from $35.5 billion in 2022–23 to $38.9 billion in 2024–25. The changes over this period primarily reflect significant annual increases in the level of contingencies over the course of the outlook to reflect a cautious approach to planning as uncertainty increases over time. Other Programs spending has decreased since the 2022 Budget as a result of allocating funding from the Contingency Fund to key investments in various sectors, as part of the government’s flexible fiscal plan. Key Other Programs investments include:

•

$2.8 billion over three years, beginning in 2022–23, as part of the government’s multi-year commitment to provide every community in Ontario with access to reliable high-speed internet by the end of 2025.

The total expense outlook includes Interest on Debt expense, which is projected to increase from $13.6 billion in 2022–23 to $14.9 billion in 2024–25, as a result of higher than projected interest rates since the 2022 Budget.

Prudence Built Into the Medium-Term Outlook

In keeping with sound fiscal practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

The government maintains a responsible and flexible fiscal plan to respond to uncertainty and risks. Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The reserve has been set at $1.5 billion in each of 2023–24 and 2024–25, unchanged from the 2022 Budget. In addition, standard Contingency Funds are maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

The government will work to preserve the fiscal flexibility necessary to respond to unforeseen events and support a long-term plan that will enhance transparency and accountability, invest in the future of Ontario, and help protect the province against potential economic challenges.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may present further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by new information from the Canada Revenue Agency on tax return processing for previous taxation years, changes in the economic outlook and the evolution of private-sector economic forecasts which the province uses to develop its own revenue projections, while expenses could be impacted by changes in utilization of large demand-driven programs.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2022, the planning assumptions are set 0.4 percentage points below the private-sector average to reflect the elevated degree of uncertainty for this year.

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around Ontario’s economic outlook amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections in respect of the government’s flexible fiscal plan to respond to uncertainty and risks.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Effective federal–provincial fiscal transfers are a key factor in Ontario’s long-term fiscal sustainability. Canada and Ontario worked well together to respond to COVID-19, ensuring federal funding was timely and responsive to provincial needs. Over the next year, Ontario will be engaging with the federal government on a number of significant federal–provincial transfer agreements from health, to training, to infrastructure. As Canada emerges from the COVID-19 pandemic there is an opportunity to focus on long-term arrangements, in order to create a principle-based transfer system, with agreements that are flexible, adequate, fair and respect provincial jurisdiction. Notably, this includes the Canada Health Transfer. Ontario is looking forward to working with provinces, territories and the federal government to secure an enhanced partnership that helps address the pressures facing the health system now, and provides a foundation for adequate long-term funding.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements or a call on loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate the expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2021–22 fiscal year have been disclosed as part of the Public Accounts of Ontario 2021–2022, released in September.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.8

Revenue

($ Millions)
	Actual 2019–20	Actual 2020–21	Actual 2021–22	Current Outlook 2022–23
Taxation Revenue
Personal Income Tax	37,743	40,333	46,750	50,338
Sales Taxes	28,619	26,576	30,357	32,438
Corporations Tax	15,414	17,775	25,227	22,665
Education Property Tax	6,179	6,040	5,713	5,652
Employer Health Tax	6,731	6,537	7,223	7,846
Ontario Health Premium	4,059	4,330	4,414	4,715
Gasoline Tax	2,783	1,898	2,202	1,740
Land Transfer Tax	3,067	3,698	5,827	4,385
Tobacco Tax	1,118	1,099	927	890
Fuel Tax	807	686	771	608
Beer, Wine and Spirits Taxes	582	624	624	612
Electricity Payments in Lieu of Taxes	505	563	666	511
Ontario Portion of the Federal Cannabis Excise Duty	48	106	215	215
Other Taxes	623	619	759	799
	108,278	110,884	131,675	133,414
Government of Canada
Canada Health Transfer	15,640	16,206	16,731	17,560
Canada Social Transfer	5,650	5,815	6,003	6,191
Equalization	–	–	–	–
Infrastructure Programs	400	769	562	1,239
Labour Market Programs	1,054	1,323	1,476	1,128
Social Housing Agreement	484	338	305	263
Other Federal Payments	1,756	9,014	5,091	4,183
Direct Transfers to Broader Public Sector Organizations	414	459	439	479
	25,398	33,924	30,607	31,043
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,402	2,539	2,543	2,520
Ontario Power Generation Inc./Hydro One Ltd.	1,167	2,044	2,151	1,186
Ontario Lottery and Gaming Corporation	2,309	359	1,561	2,373
Ontario Cannabis Store	19	67	186	180
	5,897	5,009	6,441	6,259

continued…

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.8

Revenue (continued)

($ Millions)
	Actual 2019–20	Actual 2020–21	Actual 2021–22	Current Outlook 2022–23
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	9,281	7,790	9,688	9,365
Vehicle and Driver Registration Fees[1]	2,055	1,952	33	1,034
Miscellaneous Other Non-Tax Revenue	1,222	1,857	2,625	1,169
Other Fees and Licences	1,156	1,017	1,174	1,211
Sales and Rentals	1,369	680	1,046	1,939
Reimbursements	1,005	1,277	1,233	1,039
Royalties	283	359	468	307
Power Supply Contract Recoveries	122	116	67	42
Net Reduction of Power Purchase Contracts	30	28	5	–
	16,523	15,076	16,339	16,106
Total Revenue	156,096	164,893	185,062	186,821
[1]	Vehicle and Driver Registration Fees in 2021–22 reflects the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2020.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Actual 2021–22	Current Outlook 2022–23
Agriculture, Food and Rural Affairs (Base)	297	289	284	331.3
Federal–Provincial Infrastructure Programs[2]	94	–	–	–
Municipal Infrastructure Program Investments[2]	222	–	–	–
Demand-Driven Risk Management and Time-Limited Programs[3]	518	458	358	439.3
COVID-19 Time-Limited Funding[4]	–	41	32	47.6
Agriculture, Food and Rural Affairs (Total)	1,130	788	674	818.1
Attorney General (Base)	1,684	1,524	1,623	1,783.7
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	192	60	49	–
One-Time Accounting Adjustment for the Victim Fine Surcharges Program	–	196	–	–
COVID-19 Time-Limited Funding[4]	–	71	145	52.0
Attorney General (Total)	1,876	1,851	1,817	1,835.7
Board of Internal Economy (Base)	257	248	283	278.2
Provision for the Costs of General Election	–	–	–	100.0
COVID-19 Time-Limited Funding[4]	–	0	2	–
Board of Internal Economy (Total)	257	248	284	378.2
Children, Community and Social Services (Base)	17,066	17,026	16,810	18,472.8
COVID-19 Time-Limited Funding[4]	–	440	293	23.0
Children, Community and Social Services (Total)	17,066	17,466	17,104	18,495.8
Citizenship and Multiculturalism (Base)	11	14	24	52.6
COVID-19 Time-Limited Funding[4]	–	–	3	3.7
Citizenship and Multiculturalism (Total)	11	14	27	56.3
Colleges and Universities (Base)	9,220	8,767	9,539	9,439.4
Student Financial Assistance	1,296	766	954	1,333.0
Time-Limited Infrastructure Funding Under the Strategic Investment Fund	2	–	–	–
COVID-19 Time-Limited Funding[4]	–	292	117	10.7
Colleges and Universities (Total)	10,519	9,826	10,610	10,783.1
Economic Development, Job Creation and Trade (Base)	315	391	474	429.8
Time-Limited Investments	263	187	157	647.7
Bad Debt Expense	–	211	–	–
COVID-19 Time-Limited Funding[4]	–	3,106	360	96.0
Economic Development, Job Creation and Trade (Total)	579	3,896	991	1,173.4
Education (Base)	30,177	28,390	28,837	32,439.0
Teachers’ Pension Plan	1,570	1,607	1,610	1,630.0
COVID-19 Time-Limited Funding[4]	–	2,885	1,060	968.6
Education (Total)	31,748	32,881	31,507	35,037.7
Energy (Base)[5]	410	229	240	327.6
Electricity Cost-Relief Programs	5,484	5,539	6,313	6,273.7
COVID-19 Time-Limited Funding[4]	–	906	274	–
Energy (Total)	5,894	6,674	6,827	6,601.3
Environment, Conservation and Parks (Base)	612	632	688	711.9
Time-Limited Investments	2	–	–	–
COVID-19 Time-Limited Funding[4]	–	3	16	24.7
Environment, Conservation and Parks (Total)	614	636	704	736.6
Executive Offices (Base)	33	33	42	48.3
Time-Limited Assistance	–	2	–	–
COVID-19 Time-Limited Funding[4]	–	6	2	–
Executive Offices (Total)	33	41	44	48.3

continued...

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1 (continued)

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Actual 2021–22	Current Outlook 2022–23
Finance (Base)	819	739	799	978.1
Investment Management Corporation of Ontario[6]	88	128	210	221.9
Ontario Municipal Partnership Fund	503	502	502	501.9
Power Supply Contract Costs	122	116	67	42.3
Time-Limited COVID-19 Fund[4]	–	–	–	–
COVID-19 Time-Limited Funding[4]	–	440	231	–
Finance (Total)	1,532	1,924	1,808	1,744.2
Francophone Affairs (Base)	5	5	7	7.4
Time-Limited Investments	–	–	–	0.6
COVID-19 Time-Limited Funding[4]	–	1	2	–
Francophone Affairs (Total)	5	6	9	7.9
Government and Consumer Services (Base)	677	623	692	835.8
Realty	924	1,099	1,156	1,184.5
COVID-19 Time-Limited Funding[4]	–	423	151	89.2
Government and Consumer Services (Total)	1,601	2,145	2,000	2,109.6
Health (Total)[7]	59,293	59,879	64,270	68,414.4
COVID-19 Health Response[8]	–	5,082	6,167	4,739.6
Heritage, Sport, Tourism and Culture Industries (Base)	904	717	885	899.8
Ontario Cultural Media Tax Credits	656	512	693	819.2
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	80	65	84	–
COVID-19 Time-Limited Funding[4]	–	120	257	200.0
Heritage, Sport, Tourism and Culture Industries (Total)	1,640	1,413	1,919	1,919.1
Indigenous Affairs (Base)	71	64	85	118.3
One-Time Investments including Settlements	16	149	152	–
COVID-19 Time-Limited Funding[4]	–	42	4	–
Indigenous Affairs (Total)	86	256	241	118.3
Infrastructure (Base)	81	154	177	981.5
Federal–Provincial Infrastructure Programs[2]	160	227	309	717.4
Waterfront Toronto Revitalization (Port Lands Flood Protection)	116	103	156	25.0
Municipal Infrastructure Program Investments[2]	–	197	399	398.4
COVID-19 Time-Limited Funding[4]	–	0	0	–
Infrastructure (Total)	358	682	1,041	2,122.3
Labour, Training and Skills Development (Base)	159	170	103	301.7
Training Tax Credits (Co-operative Education and Apprenticeship Training)[9]	152	98	105	92.0
Demand-Driven Employment and Training Programs	922	1,142	923	1,156.6
COVID-19 Time-Limited Funding[4]	–	33	794	469.0
Labour, Training and Skills Development (Total)	1,232	1,443	1,925	2,019.2
Long-Term Care (Total)[10]	4,423	4,513	5,300	6,750.9
Municipal Affairs and Housing (Base)	540	485	486	562.4
Time-Limited Investments	317	224	351	414.5
Social Housing Agreement — Payments to Service Managers[11]	341	313	281	210.3
COVID-19 Time-Limited Funding[4]	–	2,707	330	156.3
Municipal Affairs and Housing (Total)	1,197	3,729	1,447	1,343.5

continued...

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1 (continued)

($ Millions)
Ministry Expense	Actual 2019–20	Actual 2020–21	Actual 2021–22	Current Outlook 2022–23
Northern Development, Mines, Natural Resources and Forestry (Base)[5]	1,219	1,176	1,349	1,439.4
Accounting Adjustments for Landfills/Contaminated Sites	–	202	183	–
Emergency Forest Firefighting	136	115	237	100.0
COVID-19 Time-Limited Funding[4]	–	13	53	–
Northern Development, Mines, Natural Resources and Forestry (Total)	1,355	1,506	1,823	1,539.3
Seniors and Accessibility (Base)	63	65	83	203.1
Time-Limited Investments	–	–	–	0.8
COVID-19 Time-Limited Funding[4]	–	151	43	40.5
Seniors and Accessibility (Total)	63	216	127	244.4
Solicitor General (Base)	2,759	2,820	3,005	3,516.4
COVID-19 Time-Limited Funding[4]	–	94	150	1.8
Solicitor General (Total)	2,759	2,914	3,155	3,518.2
Transportation (Base)[5]	4,950	4,668	5,190	5,888.2
Federal–Provincial Infrastructure Programs	188	449	231	720.7
COVID-19 Time-Limited Funding[4]	–	2,188	369	585.0
Transportation (Total)	5,138	7,306	5,790	7,194.0
Treasury Board Secretariat (Base)	199	201	207	335.2
Employee and Pensioner Benefits	1,665	1,485	2,633	1,590.1
Operating Contingency Fund	–	–	–	3,263.8
Capital Contingency Fund	–	–	–	224.2
COVID-19 Time-Limited Funding[4]	–	3	2	–
Treasury Board Secretariat (Total)	1,864	1,689	2,842	5,413.3
Interest on Debt[12]	12,495	12,274	12,558	13,605.0
Total Expense	164,768	181,297	183,011	198,767.7
[1]

The ministry structures have been retained from the 2022 Budget. The new government structure, reflecting the announcement of the Executive Council on June 24, 2022, will be reflected in future publications.

[2]	Municipal and Federal–Provincial Infrastructure Program delivery transferred from the Ontario Ministry of Agriculture, Food and Rural Affairs to the Ontario Ministry of Infrastructure in 2020–21.
[3]	The 2019–20 amount includes an extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions.
[4]

In the 2022 Budget, the government made available COVID-19 Time-Limited Funding. This funding continues to be presented separately in order to transparently capture the temporary nature of these investments.

[5]	Ontario Northland Transportation Commission was transferred from the Ontario Ministry of Energy, Northern Development and Mines to the Ontario Ministry of Transportation beginning in 2020–21.
[6]	Based on the requirements of Public Sector Accounting Standards, the government consolidates the Investment Management Corporation of Ontario into the Ontario Ministry of Finance.
[7]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[8]

For presentation purposes in the 2022 Ontario Economic Outlook and Fiscal Review, time-limited COVID-19-related spending has been included separately instead of within the Ministry of Health and Ministry of Long-Term Care. This change in presentation does not impact ministry allocations, which reflect the ministry structure(s) presented in the Public Accounts of Ontario 2021–2022 and the 2022–23 Expenditure Estimates.

[9]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit is eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2019–20 to 2021–22 include tax credit amounts related to prior years.

[10]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.5 billion for 2021–22 and $4.7 billion in 2022–23.

[11]	The annual decline from 2019–20 to 2022–23 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[12]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $245 million in 2019–20, $230 million in 2020–21, $321 million in 2021–22, and $401 million in 2022–23.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.10

Infrastructure Expenditures

($ Millions)

	Total	2022–23 Current Outlook
Sector	Infrastructure Expenditures 2021–22 Actual[1]	Investment in Capital Assets[2,3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	6,053	6,767	1,415	8,183
Provincial Highways	2,624	2,778	240	3,018
Other Transportation, Property and Planning	236	142	77	219
Health
Hospitals	2,937	3,022	3	3,025
Other Health	243	53	162	215
Education	2,420	2,922	15	2,938
Postsecondary Education
Colleges and Other	494	395	75	470
Universities	119	–	135	135
Social	361	20	299	319
Justice	452	822	26	847
Other Sectors[5]	1,760	993	2,286	3,279
Total Infrastructure Expenditures	17,700	17,914	4,733	22,647
Less: Other Partner Funding[6]	2,606	2,611	–	2,611
Total[7]	15,094	15,303	4,733	20,035
[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Includes provincial investment in capital assets of $13.4 billion.
[3]	Includes $401 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal–Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.11

10-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2013–14	2014–15	2015–16
Revenue	122,955	126,152	136,148
Expense
Programs	123,330	126,199	129,905
Interest on Debt[3]	11,155	11,221	11,589
Total Expense	134,485	137,420	141,494
Reserve	–	–	–
Surplus/(Deficit)	(11,530)	(11,268)	(5,346)
Net Debt	276,169	294,557	306,357
Accumulated Deficit	184,835	196,665	203,014
Gross Domestic Product (GDP) at Market Prices	696,192	727,042	760,435
Primary Household Income	473,807	490,423	512,570
Population (000s) — July[4]	13,511	13,618	13,707
Net Debt per Capita (dollars)	20,441	21,631	22,350
Household Income per Capita (dollars)	35,069	36,014	37,394
Net Debt as a Per Cent of Revenue	224.6%	233.5%	225.0%
Interest on Debt as a Per Cent of Revenue	9.1%	8.9%	8.5%
Net Debt as a Per Cent of GDP	39.7%	40.5%	40.3%
Accumulated Deficit as a Per Cent of GDP	26.5%	27.1%	26.7%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue. This restatement is fiscally neutral.

[3]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $245 million in 2019–20, $230 million in 2020–21, $321 million in 2021–22, and $401 million in 2022–23.

[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2018–19, the population on July 1, 2018, is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

2016–17	2017–18	2018–19	2019–20	2020–21	Actual 2021–22	Current Outlook 2022–23
140,734	150,594	153,700	156,096	164,893	185,062	186,821

131,460	142,363	148,751	152,273	169,023	170,453	185,163
11,709	11,903	12,384	12,495	12,274	12,558	13,605
143,169	154,266	161,135	164,768	181,297	183,011	198,768
–	–	–	–	–	–	1,000
(2,435)	(3,672)	(7,435)	(8,672)	(16,404)	2,051	(12,946)
314,077	323,834	338,496	353,332	373,564	380,415	407,231
205,939	209,023	216,642	225,764	239,294	236,857	253,539
790,749	824,979	860,104	892,226	866,940	970,041	1,059,684
520,486	541,501	567,484	592,605	590,677	638,541	691,806
13,875	14,070	14,309	14,545	14,726	14,809	15,109
22,636	23,016	23,657	24,293	25,368	25,688	26,952
37,511	38,486	39,660	40,744	40,111	43,118	45,786
223.2%	215.0%	220.2%	226.4%	226.5%	205.6%	218.0%
8.3%	7.9%	8.1%	8.0%	7.4%	6.8%	7.3%
39.7%	39.3%	39.4%	39.6%	43.1%	39.2%	38.4%
26.0%	25.3%	25.2%	25.3%	27.6%	24.4%	23.9%

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 4 BORROWING AND DEBT MANAGEMENT

Chapter 4: Borrowing and Debt Management

Introduction

Ontario conducts its borrowing program responsibly and prudently to manage interest on debt (IOD) costs.

Ontario’s forecast total borrowing requirement in 2022–23 has decreased by $12.3 billion, or 22 per cent, compared with the forecast from the 2022 Budget, as a result of lower-than-projected deficits. The long-term and short-term borrowing program forecasts have been reduced by $9.3 billion and $3.0 billion, respectively. With these updates, $18.6 billion, or 58 per cent of this year’s $32.2 billion current long-term borrowing requirement has been completed to date.

Ontario’s net debt-to-GDP ratio is now forecast to be 38.4 per cent in 2022–23, compared with the forecast of 41.4 per cent in the 2022 Budget. This is down by 0.8 percentage points since 2021–22.

Ontario’s net debt-to-revenue is now forecast to be 218 per cent in 2022–23, compared with the forecast of 238 per cent in the 2022 Budget.

Ontario is forecast to pay $13.6 billion in interest costs in 2022–23, up from the 2022 Budget forecast of $13.5 billion as a result of higher-than-projected interest rates. Ontario’s 2022–23 interest on debt-to-revenue is forecasted to be 7.3 per cent, a decrease of 0.2 percentage points from the 2022 Budget forecast of 7.5 per cent.

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s long-term borrowing requirement for 2022–23 is forecast to be $32.2 billion, $9.3 billion less than the 2022 Budget forecast. This is primarily due to the stronger financial results reported in the Public Accounts of Ontario 2021–2022, lower-than-forecast deficit for 2022–23, and pre-borrowing for 2023–24. Ontario’s borrowing program is also driven by a historic capital plan.

The $8.0 billion in-year change in non-cash and cash timing for 2022–23 is primarily due to higher-than-projected corporate tax and personal income tax revenues in fiscal 2021–22, as reported in the Public Accounts of Ontario 2021–2022. This is projected to increase cash receipts by $8.0 billion in 2022–23, allowing for an equivalent reduction in the total funding requirement.

Over the three-year outlook period, total long-term borrowing is now forecast to be $22.1 billion lower than forecast in the 2022 Budget. Furthermore, the short-term borrowing program is forecast to be $3.0 billion lower in 2022–23 and $1.0 billion lower in 2023–24, reducing Ontario’s overall borrowing needs by $26.1 billion over the three-year outlook period compared to the 2022 Budget forecast. Had the borrowing program stayed the same as in the 2022 Budget forecast, given higher interest rates forecast today, IOD would have been $0.2 billion higher in 2022–23, $0.7 billion higher in 2023–24 and $1.0 billion higher in 2024–25.

Table 4.1

2022–23 Borrowing Program and Medium-Term Outlook

($ Billions)

			Current Outlook	Medium-Term Outlook
	2022 Budget	In-Year Change	2022–23	2023–24	2024–25
Deficit/(Surplus)	19.9	(6.9)	12.9	8.1	0.7
Investment in Capital Assets	13.4	–	13.4	13.6	15.0
Non-Cash and Cash Timing Adjustments	(9.7)	(8.0)	(17.7)	(9.6)	(10.5)
Loans to Infrastructure Ontario	(0.1)	(0.1)	(0.2)	0.1	0.1
Other Net Loans/Investments	0.7	(0.3)	0.4	0.0	(0.8)
Debt Maturities/Redemptions	30.5	0.0	30.6	31.2	27.8
Total Funding Requirement	54.7	(15.3)	39.5	43.4	32.3
Decrease/(Increase) in Short-Term Borrowing	(3.0)	3.0	–	(2.0)	–
Increase/(Decrease) in Cash and Cash Equivalents	–	–	–	–	–
Pre-borrowing in 2021–22 for 2022–23	(10.3)	–	(10.3)	–	–
Pre-borrowing for 2023–24	–	3.0	3.0	(3.0)	–
Total Long-Term Public Borrowing	41.5	(9.3)	32.2	38.4	32.3

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

As of October 14, 2022, $18.6 billion, or 58 per cent of this year’s long-term public borrowing has been completed. Ontario expects to complete its 2022–23 long-term public borrowing program before the end of the fiscal year, and subject to favourable market conditions, currently plans to pre-borrow $3.0 billion for 2023–24.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change. See Ontario’s Economic and Fiscal Outlook in Brief for more details and a description of the resulting alternative medium-term outlook scenarios. Under the Faster Growth scenario, long-term borrowing would decrease by a total of $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $15.3 billion over the same period.

Chapter 4: Borrowing and Debt Management

Approximately 80 per cent of 2022–23 borrowing has been completed in Canadian dollars through 18 syndicated issues and a Green Bond. Ontario’s target range for domestic borrowing remains unchanged at 65 to 80 per cent of borrowing completed for the 2022–23 fiscal year. This range will be further adjusted, if necessary, in response to evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital even if domestic market conditions become challenging. Approximately $3.7 billion, or 20 per cent of this year’s long-term borrowing to date, has been completed in foreign currencies, primarily in U.S. dollars.

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core, cost-effective component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $13.5 billion issued since 2014–15, with $13.0 billion outstanding.

On October 5, 2022, Ontario issued its first Green Bond of 2022–23, and twelfth Green Bond overall for $1.0 billion. Five projects under the Clean Transportation framework category were selected to receive funding from the issue, with a focus on the electrification of Ontario’s mass transit system buildout, as follows:

•	GO Expansion;

•	Finch West Light Rail Transit (LRT);

•	Hurontario LRT;

•	Ontario Line Subway; and

•	Scarborough Subway Extension.

Ontario is considering updating its Green Bond Framework. The update may include better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the possible expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Chapter 4: Borrowing and Debt Management

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2022–23.

Chapter 4: Borrowing and Debt Management

Cost of Debt

After a three-decade decline, interest rates have begun to rise as central banks, including the Bank of Canada and the U.S. Federal Reserve, have raised overnight interest rates. This will impact Ontario’s interest on debt (IOD) costs. Chart 4.6 shows that while the effective interest rate has begun to rise, the interest rate on the total debt portfolio remains low in historical terms due to Ontario’s decision to lock in long-term rates and extend the term of its debt over the past decade.

Chapter 4: Borrowing and Debt Management

The overall increase in interest rates has resulted in Ontario’s projected cost of borrowing in 2022–23 going up by 80 basis points from the 3.40 per cent forecast in the 2022 Budget. A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs by around $650 million in the first full year, if the size of the borrowing program remains unchanged from the current projection.

Chart 4.7 shows the average borrowing rates on debt issued thus far this fiscal year, combined with the forecast for the remainder of the year, for an average annual borrowing rate projection of 4.20 per cent in 2022–23. The chart also shows the forecast used to estimate the future cost of borrowing or IOD expense for the next two fiscal years.

Chapter 4: Borrowing and Debt Management

As a result of higher-than-projected interest rates, the IOD forecast for 2022–23 is $13.6 billion, up from the 2022 Budget forecast of $13.5 billion. IOD in 2023–24 and 2024–25 is forecast to be $14.5 billion and $14.9 billion, respectively. When compared to the forecast in the 2022 Budget, IOD is higher by $0.2 billion in 2023–24 and $0.1 billion in 2024–25. IOD remains Ontario’s fourth-largest expense after health care, education and social services.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario continues to extend the term of its debt, when investor demand allows, to reduce refinancing risk on maturing debt. This also protects the IOD forecast, in the long term, against further increases in interest rates. Ontario has issued $121.2 billion of bonds, or more than one-quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $7.3 billion so far in 2022–23.

With interest rates rising but still low compared to the period preceding the global financial crisis in 2007–08, and a large borrowing program and debt portfolio, the current plan is to maintain the term of Ontario’s debt at the level it has been at since 2014–15. The success Ontario has had in extending the term of its debt from the time of the global financial crisis leaves it with flexibility going forward. The rise in long-term interest rates will be monitored to determine whether a modest change to Ontario’s debt term strategy is appropriate in the future.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital assets, refinance maturing debt and pay interest.

Over the last two years, Ontario had built larger cash reserves due to growth in the borrowing program. Starting in 2022–23, Ontario plans to bring liquid reserves back to pre-COVID-19 pandemic levels, as depicted in Chart 4.10. Cash reserves also allow the government to quickly respond to any unforeseen borrowing market, economic or public health circumstances.

Chapter 4: Borrowing and Debt Management

Progress on the Debt Burden Reduction Strategy

In the 2022 Budget, Ontario included an updated Debt Burden Reduction Strategy, with specific objectives and new targets over the medium-term outlook for the relevant measures of debt sustainability. The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path.

Ontario has made progress towards each of the existing targets in its debt burden reduction strategy, with some notable improvements since the 2022 Budget.

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)
	2022 Budget Target	2022 Budget 2022–23	2022 FES 2022–23
Net Debt-to-GDP	<42.0	41.4	38.4
Net Debt-to-Revenue	<250	238	218
Interest on Debt-to-Revenue	<8.0	7.5	7.3
Debt Maturities-to-Net Debt	<10.0	7.1	7.5

Note: 2022 FES in the table is defined as the 2022 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Ontario’s 2022–23 net debt-to-GDP ratio is now forecast to be 38.4 per cent, a decrease of 3.0 percentage points from the forecasted 41.4 per cent at the time of the 2022 Budget, and 0.8 percentage points lower than 2021–22. This was due to lower than previously projected deficits and higher nominal GDP growth. Over the medium-term outlook, the net debt-to-GDP ratio is forecast to remain well below the target of 42.0 per cent. Ontario’s net debt-to-GDP is now forecast to be 38.7 per cent in 2023–24, and 38.3 per cent in 2024–25, compared to the 2022 Budget forecasts of 41.4 per cent and 41.3 per cent, respectively.

Chapter 4: Borrowing and Debt Management

The net debt-to-revenue ratio is projected to be 218 per cent in 2022–23, 20 percentage points below the 238 per cent forecast in the 2022 Budget. Over the medium-term outlook, this ratio is forecast to be 220 per cent in 2023–24 and 214 per cent in 2024–25, lower by 19 percentage points and 24 percentage points, respectively, compared to the forecast in the 2022 Budget.

Chapter 4: Borrowing and Debt Management

The IOD-to-revenue ratio is forecast to be 7.3 per cent in 2022–23, 0.2 percentage points lower than the 2022 Budget forecast. Despite increases in deficits and borrowing requirements caused by the COVID-19 pandemic, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-COVID-19 pandemic 2019 Budget. This ratio is forecast to remain below the peak reached following the global financial crisis in 2008–09 and is significantly lower than the levels in the early 1990s through to the mid-2000s.

Chapter 4: Borrowing and Debt Management

As of the 2022 Budget, the government introduced an additional relevant measure of debt sustainability in Ontario’s debt burden reduction strategy: debt maturities-to-net debt. The current forecast is 7.5 per cent in 2022–23, 0.4 percentage points higher than the 7.1 per cent forecast in the 2022 Budget, as a result of lower-than-forecasted net debt.

Chapter 4: Borrowing and Debt Management

Annex

DETAILS OF TAX MEASURES AND OTHER LEGISLATIVE INITIATIVES

Annex DETAILS OF TAX MEASURES AND OTHER LEGISLATIVE INITIATIVES

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on proposed and previously announced tax measures and other legislative initiatives.

Implementing 2022 Budget Tax Measures

In April 2022, the government proposed tax measures as part of the 2022 Budget to provide targeted support to people and families, modernize cultural media tax credits, and extend other time-limited supports. These proposed measures were re-introduced in the Legislature in August, and on September 8, 2022, Bill 2, the Plan to Build Act (Budget Measures), 2022 received Royal Assent, enabling these measures to be implemented.

Key measures include:

•	An enhancement to the non-refundable Low-income Individuals and Families Tax (LIFT) Credit, starting with the 2022 tax year, to help lower-income workers keep even more of their hard-earned money;

•

The Ontario Seniors Care at Home Tax Credit, a new refundable Personal Income Tax credit, starting with the 2022 tax year, to help seniors with eligible medical expenses, including expenses that support aging at home;

•

Extending the time-limited enhancement of the Regional Opportunities Investment Tax Credit to encourage additional business investment in certain regions of Ontario that have lagged in employment growth; and

•	Updating the Ontario Book Publishing Tax Credit by removing the requirement that an eligible literary work must be published in an edition of at least 500 copies of a bound book.

More information on these measures can be found in the 2022 Budget.

Supporting Small Business Growth

Ontario provides a small business corporate income tax rate of 3.2 per cent for Canadian-controlled private corporations (CCPCs) on their first $500,000 of active business income. This compares to a general Ontario corporate income tax rate of 11.5 per cent. The benefit from the small business rate is phased out on a straight-line basis for CCPCs, and associated groups of CCPCs, that have more than $10 million of taxable capital employed in Canada in the previous year and is fully eliminated at $15 million.

Ontario is proposing to extend the range over which the benefit from the small business rate is phased out. The proposed measure would phase out the benefit from the small business rate for taxable capital between $10 million and $50 million, up from $15 million.

Annex: Details of Tax Measures and Other Legislative Initiatives

This measure would mirror the federal Budget 2022 announcement in respect of the federal small business corporate income tax rate. Ontario intends to introduce legislation for this measure once the corresponding federal legislation has received Royal Assent to ensure simplicity and clarity for businesses. The proposed Ontario measure would apply to taxation years that begin on or after April 7, 2022, consistent with the proposed federal change.

Allowing Immediate Expensing to Encourage Business Investment

Ontario is providing temporary immediate expensing for eligible property acquired by a CCPC, an unincorporated business carried on directly by Canadian-resident individuals (other than trusts), and Canadian partnerships where all the partners are CCPCs or Canadian-resident individuals (other than trusts). This measure parallels federal measures and will provide over $675 million of Ontario income tax relief over three years.

Eligible Periods

For CCPCs, the measure applies to eligible property that is acquired after April 18, 2021, and that becomes available for use before January 1, 2024.

For unincorporated businesses and partnerships, the measure applies to eligible property that is acquired after December 31, 2021, and that becomes available for use before January 1, 2025, subject to special rules for certain partnerships.

Annual Limit

The immediate expensing measure has a limit of $1.5 million per year. If CCPCs, eligible persons or partnerships are members of an associated group, the $1.5 million limit must be shared among members of the group.

Eligible Property

Eligible property under this measure is capital property that is subject to the federal capital cost allowance (CCA) rules, other than property included in CCA classes 1 to 6, 14.1, 17, 47, 49 and 51, which are generally long-life assets, such as buildings and certain structures, and unlimited life intangibles including goodwill.

Eligible property includes property such as office furniture described in Class 8; passenger vehicles and tractors described in Class 10 or 10.1; freight trucks and rental cars described in Class 16; data network infrastructure equipment and systems software described in Class 46; and computers described in Class 50.

Annex: Details of Tax Measures and Other Legislative Initiatives

Modernizing Ontario’s Cultural Media Tax Credits

The government offers five refundable cultural media tax credits to encourage film and television production, computer animation and special effects activities, interactive digital media product development and book publishing in Ontario. These industries are an important and growing segment of Ontario’s economy, offering high-value technical and creative employment opportunities.

The 2022 Budget announced that the government is undertaking work to modernize these tax credits to reflect the latest cultural media industry practices and to continue to attract investment and jobs.

Extending Film and Television Tax Credits to Online-Only Productions

As committed to in the 2022 Budget, the government is expanding Ontario’s film and television tax credits to professional film and television productions distributed exclusively online. In the coming months, proposed regulatory amendments to implement this measure will be posted on the Ontario Regulatory Registry for public review and comment.

Expanding Support for Location Fees

The Ontario Production Services Tax Credit (OPSTC) is a 21.5 per cent refundable tax credit on qualifying labour, service contract and tangible property expenditures for foreign and domestic film and television productions that meet minimum budget thresholds (e.g., $1 million for feature films).

In most cases, tangible property expenditures for leasing locations for on-location filming (e.g., private homes, restaurants, stores) are not eligible expenditures for the OPSTC. Eligible tangible property expenditures must be paid to a person or partnership that is ordinarily engaged in the business of selling or leasing tangible property of the type acquired or leased by the applicant corporation (i.e., “ordinarily engaged in” requirement). As homeowners and most business owners are not ordinarily engaged in the business of selling or leasing their homes or businesses, location fees for filming at these properties are not currently eligible for the OPSTC.

To help improve the competitiveness of this tax credit and to incentivize more on-location filming in communities across Ontario, the government proposes to amend the definition of eligible tangible property expenditures for the OPSTC to remove the “ordinarily engaged in” requirement for expenditures for leasing real property for on-location filming, effective for expenditures incurred after November 14, 2022. To be eligible for the OPSTC, expenditures for leasing real property for on-location filming would need to be reasonable in the circumstances and paid to a party that deals at arm’s length from the qualifying applicant corporation.

Annex: Details of Tax Measures and Other Legislative Initiatives

The maximum eligible expenditures for leasing real property for on-location filming that could be claimed for a production would be limited to five per cent of the production’s qualifying production expenditures.

Increasing Visibility of Ontario Tax Credit Support

The Ontario government’s film and television tax credits are estimated to provide over $700 million in support to the industry in 2022–23. To help increase the visibility of this support, the government is proposing to make regulatory amendments to the Ontario Film and Television Tax Credit and the Ontario Production Services Tax Credit to require that eligible film and television productions provide on-screen acknowledgement of their receipt of Ontario tax credit support.

This requirement would be effective for productions that begin principal photography after December 31, 2022.

Extending the Temporary Gas Tax and Fuel Tax Cuts

The Ontario government cut the gas tax by 5.7 cents per litre and the fuel tax by 5.3 cents per litre for six months, beginning July 1, 2022. The gas tax and fuel tax rates are currently 9 cents per litre. These tax reductions are set to end on December 31, 2022, when the tax rates would return to 14.7 cents per litre for gas and 14.3 cents per litre for fuel (diesel).

The government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to extend the rate cuts so that the rate of tax on gas and fuel (diesel) would remain at 9 cents per litre until December 31, 2023. This would save Ontario households $195 on average between July 1, 2022, and December 31, 2023.

Increasing the Non-Resident Speculation Tax Rate

Effective October 25, 2022, the government implemented amendments to O. Reg. 182/17 made under the Land Transfer Tax Act to increase the Non-Resident Speculation Tax rate from 20 per cent to 25 per cent. The Non-Resident Speculation Tax applies to the purchase of a home located anywhere in Ontario by foreign nationals, foreign corporations or taxable trustees.

To ensure taxpayer fairness, purchasers who entered into binding agreements of purchase and sale before October 25, 2022, may be eligible for relieving transitional provisions.

Rebates remain available for foreign nationals who become permanent residents of Canada within four years after the tax became payable, if eligibility criteria are met. Exemptions also remain available for nominees under the Ontario Immigrant Nominee Program, protected persons (refugees), and spouses of individuals not subject to the Non-Resident Speculation Tax, if eligibility criteria are met.

Annex: Details of Tax Measures and Other Legislative Initiatives

Addressing Unregulated Tobacco

The government continues to take action to support efforts to address unregulated tobacco, including:

•	Strengthening First Nation partnerships by focusing on economic development, business regulation and community safety;

•	Collaborating with federal partners on strengthening border enforcement and combatting tobacco smuggling;

•	Working closely with cigar wholesalers to strengthen guidance regarding on-reserve sales; and

•	Modernizing the raw leaf tobacco oversight program through the adoption of advanced technologies.

Moving forward, the government is proceeding with a review of the Tobacco Tax Act. A review of the Act and its regulations is intended to advance the government’s overall burden reduction goals and improve administration. The government will continue to engage with First Nation partners, industry and public health organizations on this initiative.

Annex: Details of Tax Measures and Other Legislative Initiatives

Summary of Tax Measures

Table A.1 reflects the impact over the medium-term outlook of tax measures outlined in this document and in the 2022 Budget.

Table A.1

Summary of Tax Measures

($ Millions)

	2022–23	2023–24	2024–25
Total Measures Outlined in the 2022 Budget	1,025	255	230
Measures Outlined in the 2022 Ontario Economic Outlook and Fiscal Review
Supporting Small Business Growth	25	80	80
Allowing Immediate Expensing to Encourage Business Investment
Corporate Income Tax component	360	165	25
Personal Income Tax component	65	45	20
Expanding Support for Location Fees	2	8	10
Extending the Temporary Gas Tax and Fuel Tax Cuts	305	990	–
Increasing the Non-Resident Speculation Tax Rate	(15)	(75)	(70)
Total Measures Outlined in the 2022 Ontario Economic Outlook and Fiscal Review	745	1,210	60
Total	1,770	1,465	290

Notes: Positive numbers reflect the benefit to individuals, families or businesses. Positive numbers also represent an increase in government expense or a decrease in government revenue. Negative numbers represent an increase in government revenue. Numbers may not add due to rounding.

“–” indicates an amount that is nil or cannot be determined.

Source: Ontario Ministry of Finance.

Consultations on Ontario’s Plan to Build

Consultations on Ontario’s Plan to Build

The 2022 Ontario Economic Outlook and Fiscal Review outlines the government’s progress on its plan to build Ontario by building the economy together, working for workers, building highways and key infrastructure and helping to keep costs down. The government will build on consultations undertaken throughout the year and will continue to actively seek ideas from workers, families, business owners and communities on what they need and what they want to see in the next phase of the government’s plan as part of the 2023 Budget.

The people of Ontario are welcome to share their ideas for the 2023 Budget by email or by mail directly with the Minister of Finance. Further details on additional ways to participate in pre-budget consultations will be released soon.

By Mail
The Honourable Peter Bethlenfalvy
Minister of Finance c/o Budget Secretariat
Frost Building North, 3rd Floor 95 Grosvenor Street
Toronto, ON M7A 1Z1
By Email submissions@ontario.ca

ONTARIO MADE FABRIQUE EN ONTARIO ISSN 1483-5967 (PRINT) ISSN 1496-2829 (PDF/HTML) © King’s Printer for Ontario, 2022